AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996

                                           REGISTRATION STATEMENT NO. 333-4588
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                               AMENDMENT NO. 1
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                           FRENCH FRAGRANCES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               FLORIDA                              5122                      59-0914138
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)

                                                              OSCAR E. MARINA, ESQ.
             14100 N.W. 60TH AVENUE                           14100 N.W. 60TH AVENUE
            MIAMI LAKES, FLORIDA 33014                      MIAMI LAKES, FLORIDA 33014
                  (305) 620-9090                                  (305) 620-9090
          (ADDRESS, INCLUDING ZIP CODE,                (NAME, ADDRESS, INCLUDING ZIP CODE,
   AND TELEPHONE NUMBER, INCLUDING AREA CODE,       AND TELEPHONE NUMBER, INCLUDING AREA CODE,
   OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)                OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:

                                                   GEOFFREY K. WALKER
       THOMAS R. MCGUIGAN, P.A.                    MEREDITH STEINFELD
         BEATRIZ LLORENS, ESQ.            MAYOR, DAY, CALDWELL & KEETON, L.L.P.
        STEEL HECTOR & DAVIS LLP                700 LOUISIANA, 19TH FLOOR
   200 S. BISCAYNE BLVD., SUITE 4000              HOUSTON, TEXAS 77002
       MIAMI, FLORIDA 33131-2398                     (713) 225-7023
             (305) 577-2850

                                ---------------
  APPROXIMATE DATE OF PROPOSED COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after the Registration Statement becomes effective.
                                ---------------
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                       CALCULATION OF REGISTRATION FEE



                                           PROPOSED MAXIMUM
    TITLE OF EACH CLASS                   AGGREGATE OFFERING        AMOUNT OF
OF SECURITIES TO BE REGISTERED               PRICE(1)           REGISTRATION FEE
- ------------------------------          --------------------    ----------------
Common Stock, $.01 par value                $1,994,532               $688*

- -------------
 * Reflects additional filing fee payable pursuant to Rule 457(a) and (c) based upon the number of additional shares being registered by this Amendment.
(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended. The registration fee has been calculated based upon the average of the high and low prices of the Company's Common Stock as reported by the Nasdaq National Market on June 5, 1996, which was $6.9375.

                                ---------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             FRENCH FRAGRANCES, INC.

                              CROSS REFERENCE SHEET
        PURSUANT TO RULE 501(B) OF REGULATION S-K SHOWING THE LOCATION IN
        THE PROSPECTUS OF THE INFORMATION REQUIRED BY PART I OF FORM S-1

FORM S-1 ITEM NUMBER AND CAPTION                   LOCATION IN THE PROSPECTUS
- ------------------------------------------------------------------------------------------------------
1.  Forepart of Registration Statement and
      Outside Front Cover Page of Prospectus     Outside Front Cover Page

2.  Inside Front and Outside Back Cover Pages
    of Prospectus                                Inside Front and Outside Back Cover Pages

3.  Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges         Prospectus Summary; Risk Factors

4.  Use of Proceeds                              Prospectus Summary; Use of Proceeds

5.  Determination of Offering Price              Outside Front Cover Page; Underwriting

6.  Dilution                                     Not applicable

7.  Selling Security Holders                     Principal and Selling Shareholders

8.  Plan of Distribution                         Inside and Outside Front Cover Pages; Underwriting

9.  Description of Securities                    Price Range of Common Stock; Dividend Policy;
      to be Registered                             Description of Capital Stock; Underwriting

10. Interests of Named Experts and Counsel       Not applicable

11. Information with Respect                     Outside Front Cover Page; Prospectus Summary; Risk
      to the Registrant                            Factors; Price Range of Common Stock; Dividend
                                                   Policy; Capitalization; Pro Forma Financial Data;
                                                   Selected Historical Financial Data; Management's
                                                   Discussion and Analysis of Financial Condition and
                                                   Results of Operations; Business; Management;
                                                   Principal and Selling Shareholders; Certain
                                                   Transactions; Description of Capital Stock; Shares
                                                   Eligible for Future Sale; Available Information;
                                                   Index to Financial Statements

12. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities                                  Not applicable


Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED JUNE 7, 1996

                               5,000,000 SHARES
                            FRENCH FRAGRANCES, INC.
                                  COMMON STOCK

   Of the 5,000,000 shares of Common Stock offered hereby, 3,250,000 shares are being sold by French Fragrances, Inc. (the "Company") and 1,750,000 shares are being sold by selling shareholders (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

   The Common Stock is quoted on the Nasdaq National Market under the symbol "FRAG." The last reported sale price of the Common Stock on June 5, 1996 as reported by the Nasdaq National Market, was $6.75 per share. See "Price Range of Common Stock."

   FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREOF.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.



                                UNDERWRITING                        PROCEEDS TO
                PRICE TO        DISCOUNTS AND       PROCEEDS TO       SELLING
                 PUBLIC         COMMISSIONS(1)      COMPANY (2)     SHAREHOLDERS
Per Share .....  $              $                   $                 $
Total(3) ...... $              $                        $          $

- -------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. The Representatives will also receive warrants to purchase an aggregate of 162,500 shares of Common Stock at 120% of the Price to Public for two years beginning one year after the effective date of the Registration Statement of which this Prospectus is a part. For additional information with respect to the arrangements between the Company and the Representatives, see "Underwriting."

(2) Before deducting offering expenses estimated to be approximately $600,000 payable by the Company.

(3) The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock, solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. One half of such over-allotment shares is to be sold by the Selling Shareholders, on a pro rata basis in accordance with the number of shares sold by each Selling Shareholder, respectively. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds to Selling Shareholders will be $   , $   , $    and $   ,
    respectively. See "Underwriting."

                              --------------------
   The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made at the offices of Rodman & Renshaw, Inc., New York, New
York, on or about      , 1996.
                              --------------------
RODMAN & RENSHAW, INC.                                     SANDERS MORRIS MUNDY

                  The date of this Prospectus is      , 1996

                      [PHOTOGRAPHS OF COMPANY PRODUCTS]

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

   The Company owns registered trademarks for, and has worldwide rights to, BOWLING GREEN, CATALYST, CHANCE, GREY FLANNEL, HALSTON, 1-12 and Z-14. This Prospectus also contains trademarks and trade names of other companies. The Company is the exclusive distributor in the United States of the Benetton fragrance line and Galenic Elancyl skin care products.

[PHOTOS OF COMPANY PRODUCTS]

THE COMPANY IS THE EXCLUSIVE UNITED STATES DISTRIBUTOR OF COLORS OF BENETTON, OMBRE ROSE AND TRIBU FRAGRANCE PRODUCTS AND HAS EXCLUSIVE WORLDWIDE RIGHTS TO OTHER FRAGRANCE PRODUCTS SHOWN ABOVE.

[PHOTOS OF COMPANY PRODUCTS]


THE COMPANY IS THE EXCLUSIVE UNITED STATES DISTRIBUTOR OF FACONNABLE, LAPIDUS AND DALISSIME FRAGRANCE PRODUCTS AND GALENIC ELANCYL SKIN CARE PRODUCTS AND HAS EXCLUSIVE WORLDWIDE RIGHTS TO THE OTHER FRAGRANCE PRODUCTS SHOWN ABOVE.

                              PROSPECTUS SUMMARY


   THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL SHARE, PER SHARE AND FINANCIAL INFORMATION SET FORTH HEREIN ASSUMES A PUBLIC OFFERING PRICE OF $7.00 PER SHARE AND ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. ON NOVEMBER 30, 1995, FRENCH FRAGRANCES, INC. ("FFI"), MERGED WITH AND INTO SUAVE SHOE CORPORATION, A PUBLICLY HELD COMPANY THAT HAD PREVIOUSLY DISCONTINUED ITS SHOE MANUFACTURING AND DISTRIBUTION OPERATIONS ("SUAVE"), WITH SUAVE AS THE SURVIVING CORPORATION (THE "MERGER"). FOLLOWING THE MERGER, SUAVE CHANGED ITS NAME TO FRENCH FRAGRANCES, INC. AND ITS OPERATIONS CONSIST ENTIRELY OF THE FRAGRANCE BUSINESS OF FFI, WHICH WAS THE ACQUIROR IN THE MERGER FOR FINANCIAL REPORTING PURPOSES. IN THIS PROSPECTUS, THE TERM "COMPANY" MEANS FFI PRIOR TO THE MERGER AND THE SURVIVING CORPORATION NAMED FRENCH FRAGRANCES, INC. FOLLOWING THE MERGER, AND THEIR RESPECTIVE SUBSIDIARIES (INCLUDING FINE FRAGRANCES, INC.) AND PREDECESSORS ENGAGED IN THE MANUFACTURING AND DISTRIBUTION OF FRAGRANCE PRODUCTS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."


                                 THE COMPANY


   The Company is a manufacturer and distributor of prestige fragrances and related cosmetic products in the United States, principally to mass-market retailers. The Company has established itself as a distribution source for more than 2,000 brand name items through brand ownership and exclusive distribution arrangements, as well as through nonexclusive direct purchase relationships. The Company currently markets its products to more than 23,600 separate retail locations including Sears, Eckerd Drugs, Wal-Mart, Walgreens, Target, Kmart, T.J. Maxx, Marshalls, Marshall Fields, Macy's, Dayton Hudson and J.C. Penney.

   Over the past two years, the Company has emerged as a premier fragrance distributor by focusing on providing mass-market retailers with a wide selection and reliable source of prestige products and by pursuing brand acquisition opportunities. At the same time, the Company has significantly increased and diversified its customer base while broadening its product mix and increasing its profitability. Since fiscal 1993, the Company has experienced a 160% increase in net sales from approximately $33.9 million to approximately $88.0 million for fiscal 1996. Over the same period, the Company's EBITDA (as defined herein) increased 390% from approximately $2.0 million to approximately $9.7 million and net income increased 400% from approximately $0.6 million to approximately $3.0 million.

   The Company's strategy is to continue to expand its distribution business and to acquire or obtain exclusive distribution rights to additional well established prestige fragrance brands. Management believes that its marketing and distribution capabilities, particularly within the mass market, enable it to enhance the overall performance of such brands. During 1995, the Company acquired from Sanofi Beaute, Inc. a long-term license to manufacture and distribute worldwide the Geoffrey Beene fragrance brands, including GREY FLANNEL, BOWLING GREEN and CHANCE (the "Geoffrey Beene Acquisition"), and obtained the exclusive United States distribution rights for the Galenic Elancyl skin care products and the Benetton fragrance and cosmetic brands, including COLORS OF BENETTON and TRIBU. In March 1996, the Company completed the purchase of the Halston fragrance brands, including HALSTON, CATALYST, 1-12 and Z-14 (the "Halston Acquisition"). In May 1996, the Company acquired the principal assets of Fragrance Marketing Group, Inc., including exclusive United States distribution rights to OMBRE ROSE, FACONNABLE, BALENCIAGA, LAPIDUS, and several other brands (the "FMG Acquisition").

   The Company believes that its growth and success have resulted from: (i) management's established relationships with leading fragrance manufacturers and retailers; (ii) its wide selection of highly recognized prestige fragrance and related cosmetic products; and (iii) its ability to provide consistent supply and value-added services to mass-market retailers.

   The Company's principal executive offices are located at 15595 N.W. 15th Avenue, Miami, Florida 33169, and its telephone number is (305) 620-9090.

                                 THE OFFERING


Common Stock Offered by the Company  ........   3,250,000 shares

Common Stock Offered by the
 Selling Shareholders .......................   1,750,000 shares

Common Stock to be Outstanding
 after the Offering .........................  12,929,873 shares (1)

Use of Proceeds .............................  To reduce bank indebtedness and for general corporate and working
                                               capital purposes.


Nasdaq National Market Symbol ...............  "FRAG"

- -------------

(1) As of May 31, 1996, excludes: (i) 592,040 shares of Common Stock, $.01 par value, issuable upon exercise of options outstanding under the Company's stock option plans; (ii) 2,453,417 shares of Common Stock issuable upon conversion of the Company's Series B Convertible Preferred Stock, $.01 par value ("Series B Convertible Preferred"); (iii) 571,429 shares of Common Stock issuable upon conversion of the Company's Series C Convertible Preferred Stock, $.01 par value ("Series C Convertible Preferred"); (iv) 1,310,000 shares of Common Stock issuable upon the exercise of outstanding warrants to purchase Common Stock; (v) 650,000 shares of Common Stock issuable upon conversion of the Company's 7.5% Subordinated Convertible Debentures Due 2006 (the "7.5% Convertible Debentures"), which will be issued concurrently with this offering in connection with consummation of the Company's exchange offer (the "Exchange Offer") for all of the Company's outstanding 12.5% Secured Subordinated Debentures Due 2002 (the "12.5% Debentures") and all outstanding shares of Series A Preferred Stock, $.01 par value ("Series A Preferred"); (vi) 162,500 shares of Common Stock issuable upon exercise of warrants to be issued to the Representatives in connection with this offering; and (vii) 74,442 shares of Common Stock issuable in the event of conversion of the Company's 5.0% Convertible Subordinated Debentures Due January 1, 1997 (the "5.0% Convertible Debentures"). See "Certain Transactions" and "Underwriting."

               SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)


   The summary historical financial data presented have been derived from the consolidated financial statements of the Company. The summary unaudited pro forma financial data for the year ended January 31, 1996 and the three months ended April 30, 1996 give pro forma effect to the Halston Acquisition and FMG Acquisition and to the FMG Acquisition, respectively, as if they had been consummated as of the beginning of the periods presented. The pro forma and as adjusted balance sheet data give effect to the FMG Acquisition as if it had been consummated on April 30, 1996. The as adjusted balance sheet data also assume consummation of the Exchange Offer and this offering as of April 30, 1996. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma results of operations are not necessarily indicative of the results of operations that would have been achieved had the transactions reflected therein been consummated prior to the periods in which they were completed, or that might be attained in the future. The unaudited interim consolidated financial statements of the Company as of and for the three months ended April 30, 1996 and 1995 reflect all adjustments necessary in the opinion of the Company's management (consisting only of normal recurring adjustments) for a fair presentation of such financial data. The following summary data should be read in conjunction with "Use of Proceeds," "Capitalization," "Pro Forma Financial Data," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the other financial information included elsewhere in this Prospectus.



                                                 HISTORICAL (1)
                                    ----------------------------------------
                                                                  TWELVE
                                             FISCAL               MONTHS
                                           YEAR ENDED              ENDED
                                            JUNE 30,            JANUARY 31,
                                    ------------------------  --------------
                                        1993        1994           1995
                                    -----------  -----------  --------------
SELECTED STATEMENTS OF INCOME
  DATA:
  Net sales ......................    $33,854      $46,105        $69,612
  Gross profit ...................      5,346        8,152         13,504
  Income from operations .........      1,742        2,898          6,222
  Net income (loss) ..............    $   595      $ 1,011        $ 2,862
                                    ===========  ===========   =============
SELECTED PER SHARE DATA (3):
 Earnings per common
   share equivalent:
      Primary ....................    $   .08      $   .14        $   .40
                                    ===========  ===========   =============
      Fully diluted ..............    $   .08      $   .14        $   .40
                                    ===========  ===========   =============
 Weighted average number of
   common share equivalents:
      Primary ....................      7,120        7,120          7,120
      Fully diluted ..............      7,120        7,120          7,120
OTHER SELECTED OPERATING DATA:
 Gross margin (4) ................       15.8%        17.7%          19.4%
 EBITDA (5) ......................    $ 1,990      $ 3,233        $ 6,562
 Cash flows from (used in):
  Operating activities ...........    $(3,022)     $(2,593)       $(4,893)
  Investing activities ...........     (2,414)        (374)          (247)
  Financing activities ...........      5,448        3,231          5,245


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                                 HISTORICAL(1)                       PRO FORMA (2)
                                    ---------------------------------------  ---------------------------
                                                              THREE                             THREE
                                        FISCAL                MONTHS             FISCAL         MONTHS
                                      YEAR ENDED              ENDED             YEAR ENDED      ENDED
                                      JANUARY 31,           APRIL 30,          JANUARY 31,    APRIL 30,
                                    -------------- ------------------------  --------------  -----------
                                         1996           1995         1996           1996         1996
                                    -------------- -----------  -----------  --------------  -----------
SELECTED STATEMENTS OF INCOME
  DATA:
  Net sales ......................      $87,979       $15,732       $19,316       $130,426       $22,392
  Gross profit ...................       21,639         3,042         5,860         44,615         7,352
  Income from operations .........        8,419           847         1,420         13,932           740
  Net income (loss) ..............      $ 3,007       $   148       $   292       $  4,243       $(1,001)
                                    ==============  ===========   ===========  ==============  ==========
SELECTED PER SHARE DATA (3):
 Earnings per common
   share equivalent:
      Primary ....................      $   .35       $   .02       $   .03       $    .50       $  (.09)
                                    ==============  ===========   ===========  ==============  ==========
      Fully diluted ..............      $   .33       $   .02       $   .03       $    .47       $  (.09)
                                    ==============  ===========   ===========  ==============  ==========
 Weighted average number of
   common share equivalents:
      Primary ....................        8,518        7,120         11,176          8,518        11,176
      Fully diluted ..............        9,121        7,120         11,486          9,121        11,486
OTHER SELECTED OPERATING DATA:
 Gross margin (4) ................         24.6%        19.4%          30.3%          34.2%         32.8%
 EBITDA (5) ......................      $ 9,738      $ 1,133        $ 1,953       $ 17,452       $ 1,674
 Cash flows from (used in):
  Operating activities ...........      $ 5,179      $   743        $(7,615)      $  3,672       $(9,122)
  Investing activities ...........      (17,983)     (18,419)       (17,602)       (51,170)      (28,472)
  Financing activities ...........       12,282       17,609         26,197         46,976        38,574


                                             AT APRIL 30, 1996
                               --------------------------------------------
                                 ACTUAL     PRO FORMA (2)   AS ADJUSTED (6)
                               ----------  --------------   ---------------
SELECTED BALANCE SHEET DATA:
 Working capital ............   $  5,070      $  2,193          $ 17,337
 Total assets ...............    100,251       118,782           118,782
 Total debt (7) .............     62,456        77,861            59,417
 Redeemable preferred stock        2,000         2,000             --
 Shareholders' equity .......     17,877        17,897            38,341



FOOTNOTES ON FOLLOWING PAGE

- -----------
(1) Effective January 31, 1995, the Company changed its fiscal year end to January 31 from June 30 to conform to its business year.


(2) Pro forma financial data give effect to the Halston Acquisition and the FMG Acquisition as if each had occurred at the beginning of the period presented. See "Pro Forma Financial Data." The Company expects that, in the current fiscal year, its net sales of products covered by the trademarks and brand licenses acquired in the Halston Acquisition and the FMG Acquisition will be less than the net sales realized by Halston and FMG in the year ended December 31, 1995. The anticipated decrease reflects the Company's strategy with respect to both acquisitions, which is to manage the sales volumes and channels of distribution of the acquired brands in order to enhance the brands' prestige and long-term profitability. However, there can be no assurance that this strategy will be successful. Pro forma results for the three months ended April 30, 1996 reflect the historical results of operations of Halston and FMG prior to the closing of the Halston Acquisition on March 20, 1996 and the FMG Acquisition on May 14, 1996. During the negotiation and pending the closing of the Halston Acquisition, Halston's sales decreased significantly, to approximately $1.2 million for the first quarter of 1996 compared to approximately $3.6 million for the first quarter of 1995. This decrease was consistent with the Company's strategy in acquiring the Halston brands. In the case of FMG, first-quarter 1996 results were adversely affected by FMG's lack of liquidity, which severely limited its ability to acquire products for resale.

(3) Earnings per share and the weighted average number of common share equivalents are based on the number of the Company's common shares (7,120,000) received by the shareholders of FFI in the Merger for each period prior to the fiscal year ended January 31, 1996. For the fiscal year ended January 31, 1996, earnings per share and the weighted average number of common share equivalents are based on the 7,120,000 shares received by the shareholders of FFI in the Merger through the date of the Merger and thereafter are based on the actual number of common shares and common share equivalents outstanding.

(4) Gross profit as a percentage of net sales for the period indicated.

(5) "EBITDA" is defined as operating income, plus depreciation and amortization. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of the Company's operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of its ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties in the fragrance industry as a measure of a fragrance company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the fragrance industry and of the Company's debt servicing ability. However, EBITDA may not be comparable in all instances to other similar types of measures used in the fragrance industry. The Company's bank credit facility contains certain covenants incorporating the same definition of EBITDA.

(6) Adjusted to reflect: (i) the Exchange Offer, in which $5.46 million of 7.5% Convertible Debentures are to be issued concurrently with the consummation of this offering in exchange for $3.46 million of currently outstanding 12.5% Debentures and the 20,000 currently outstanding shares of Series A Preferred; and (ii) the receipt by the Company of estimated net proceeds from the issuance of 3,250,000 shares of Common Stock and the application of such net proceeds to reduce debt outstanding under the Company's bank credit facility. See "Use of Proceeds" and "Capitalization."

(7) Excludes loans from shareholders and amounts due to affiliates, net.

                                 RISK FACTORS

   IN EVALUATING AN INVESTMENT IN THE COMMON STOCK BEING OFFERED HEREBY, INVESTORS SHOULD CONSIDER CAREFULLY, AMONG OTHER THINGS, THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

ABSENCE OF CONTRACTS WITH SUPPLIERS AND CUSTOMERS


   As is typical in the fragrance industry, the Company does not have long-term or exclusive contracts with any of its customers. Except for exclusive distribution contracts for certain products, the Company does not have long-term or exclusive contracts with its suppliers. Sales to customers and purchases from suppliers which do not have exclusive distribution contracts with the Company are generally made pursuant to purchase orders. The Company's ten largest suppliers accounted for approximately 90% of the Company's purchases, and its ten largest customers accounted for approximately 44% of net sales, for the fiscal year ended January 31, 1996. The loss of, or a significant change in, the relationship between the Company and any of its key suppliers or customers could have a material adverse effect on the financial condition and results of operations of the Company. The Company does not own or operate any manufacturing facilities and is dependent on third-party manufacturers and suppliers for all of its supply of Halston and Geoffrey Beene fragrances and related products and packaging materials. The Company currently obtains its materials for these products from a limited number of manufacturers and other suppliers. Delays in the delivery of raw materials, components or finished products from manufacturers or suppliers could have a material adverse effect on the financial condition and results of operations of the Company. See "Business--Products" and "Business--Distribution."


DEPENDENCE ON KEY PERSONNEL


   The Company's success depends to a significant extent upon the performance of its management team. The Company's future operations could be materially adversely affected if the services of any of the Company's senior executives were to cease to be available to the Company. In particular, the Company is dependent on Rafael Kravec, its President and Chief Executive Officer, who has extensive experience in the fragrance distribution business. The Company has an employment agreement with Mr. Kravec that extends through July 2, 2000. It is an "event of default" under the Company's bank credit facility (the "Credit Facility") with Fleet National Bank ("Fleet") and Bank of America Illinois ("Bank of America" and collectively with Fleet, the "Lenders") if Mr. Kravec ceases to be actively involved in the Company's management and a replacement satisfactory to the Lenders does not succeed him. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND INTEGRATION OF ACQUISITIONS


   In order for the Company to continue to expand successfully, the Company's management will be required to anticipate the changing and increasing demands of the Company's growing operations and to implement appropriate operating procedures and systems. There can be no assurance that management will correctly anticipate these demands or successfully implement these procedures and systems on a timely basis. The Company's success will also depend, in part, upon its ability to integrate effectively into its operations new key employees, new brands, and relationships with new suppliers and new customers, including those associated with recent or future acquisitions. The Company believes but cannot assure that it will be able to achieve such integration. The Company is also in the process of refurbishing, and relocating its executive offices to, its Miami Lakes, Florida distribution facility (the "Facility"). Refurbishment and relocation are expected to be completed during the summer of 1996, and the Company expects that it will incur related capital expenditures of approximately $2 million during the fiscal year ending January 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company will also need to review continually the adequacy of its management information systems, including its inventory and distribution systems. Failure to upgrade its information systems or unexpected difficulties encountered with these systems during relocation or expansion could have a material adverse effect on the business, financial condition and results of operations of the Company.


NO ASSURANCE OF FUTURE GROWTH OR ACQUISITIONS


   The Company's strategy is to continue to expand its distribution business and to obtain exclusive distribution rights to additional well established prestige fragrance brands. There can be no assurance that the Company will be successful in maintaining or increasing its distribution business. Currently, the Company has no agreements or commitments for the acquisition of additional brands or exclusive distribution arrangements. There can be no assurance that the Company will be successful in identifying, negotiating and consummating such acquisitions or arrangements or that the terms of any such acquisitions or arrangements that may be available will be acceptable to the Company.


FUTURE CAPITAL REQUIREMENTS; POSSIBLE INABILITY TO OBTAIN ADDITIONAL
FINANCING


   The Company's capital requirements have been and will continue to be significant. To date, the Company has financed its capital requirements principally through cash flow from operations and bank and other borrowings, including loans and advances from shareholders and affiliates. There are no arrangements or commitments for any further loans or advances from shareholders and affiliates. The Company's future expansion, if any, will be dependent upon the capital resources available to the Company. Excluding any additional working capital requirements which may result from the expansion of the Company's operations, management believes that internally generated funds, available financing under the Credit Facility and the net proceeds from this offering will be sufficient to fund the Company's operations for at least the next twelve months. The Company's future growth and acquisitions of additional fragrance brands or exclusive distribution rights are dependent on the Company's ability to obtain future equity or debt financing, and any such additional debt financing would require the consent of the Lenders under the Credit Facility. There can be no assurance that the Company will be able to obtain additional financing for such purposes or that any additional financing will be available in amounts required or on terms satisfactory to the Company. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


SEASONALITY AND FLUCTUATIONS IN QUARTERLY SALES


   The Company's business is seasonal, with a majority of its sales and income from operations generated during the second half of its fiscal year as a result of increased demand by retailers in anticipation of and during the holiday season. Any substantial decrease in sales during such period would have a material adverse effect on the financial condition and results of operations of the Company. Similarly, the Company's working capital needs are seasonal. The Company's working capital borrowings under the Credit Facility generally peak during the third fiscal quarter. In addition, the Company's sales and profitability may vary from quarter to quarter as a result of a variety of factors, including the timing of customer orders, additions or losses of brands or distribution rights and domestic or international competitive pricing pressures. Although the Company establishes programs and budgets with certain customers, the Company does not have contractual commitments for delivery of most of its distributed products. As a result, substantially all of the Company's sales in each quarter are attributable to orders received and supplied in that quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."


FLUCTUATIONS IN INTEREST RATES


   A majority of the Company's indebtedness bears interest at rates related to the prime interest rate charged by banks, which is subject to adjustment. As a result, the Company's interest expense is sensitive to fluctuations in interest rates. A significant increase in the prime rate could have a material adverse effect on the financial condition, results of operations and liquidity of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION


   The fragrance industry is highly competitive and at times subject to rapidly changing consumer preferences and industry trends. The Company competes with a large number of distributors and manufacturers, many of which have significantly greater financial, marketing, distribution, personnel and other resources than the Company, thereby permitting such companies to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter new markets and introduce new products. The Company's products compete for consumer recognition and shelf space with fragrance products which have achieved significant international, national and regional brand name recognition and consumer loyalty. The Company's products also compete with new products, which are regularly introduced and accompanied by substantial promotional campaigns. These factors, as well as demographic trends, international, national, regional and local economic conditions, discount pricing strategies by competitors and direct sales by manufacturers to the Company's customers could result in increased competition for the Company and could have a material adverse effect on the financial condition and results of operations of the Company. See "Business--Competition."


CONTROL BY BEDFORD CAPITAL CORPORATION AND ITS AFFILIATES AND RAFAEL KRAVEC


   Bedford Capital Corporation ("Bedford"), a wholly-owned subsidiary of Bedford Capital Financial Corp. ("BCFC"), is a Toronto-based firm which is engaged in the business of providing investment banking services and equity, through two private pools of capital, Bedford Fund I and Bedford Fund II (collectively, the "Bedford Funds"), to middle-market companies. Currently, Bedford has sole voting power with respect to the shares of the Common Stock owned by investors in the Bedford Funds, including companies controlled by J.W. Nevil Thomas, E. Scott Beattie and Richard C.W. Mauran, who are directors of both Bedford and the Company (the investors in the Bedford Funds collectively with Bedford, the "Bedford Interests"). By virtue of such voting power, following the offering and the Exchange Offer, Bedford will beneficially own 5,490,043 shares (approximately 33.7%) of the Common Stock (including shares issuable upon the conversion of the Series B Convertible Preferred, the Series C Convertible Preferred and the 7.5% Convertible Debentures and shares issuable upon the exercise of then exercisable stock options by Richard C.W. Mauran). Following the offering and the Exchange Offer, Rafael Kravec, the Company's President and Chief Executive Officer, will beneficially own 2,733,818 shares (approximately 20.6%) of the Common Stock (including shares issuable upon the conversion of the Series B Convertible Preferred, the Series C Convertible Preferred and the 7.5% Convertible Debentures and shares issuable upon the exercise of then exercisable stock options). The aggregate beneficial ownership of Bedford and Rafael Kravec will permit such persons to control and direct the management and affairs of the Company without the concurrence of the Company's other shareholders. Such control will prevent a change in control of the Company without the consent of Bedford and Rafael Kravec. In addition, nominees of Bedford constitute 50% of the Company's Board of Directors (the "Board") and, together with Rafael Kravec, control the Board. See "Management," "Principal and Selling Shareholders" and "Certain Transactions." In addition, it is an "event of default" under the Credit Facility if the Bedford Interests, which include the Bedford affiliates, Rafael Kravec and Fred Berens (a director and shareholder of the Company), in the aggregate, cease to have control of the Board and voting control of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


UNCERTAINTY OF PUBLIC MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

   Although the Common Stock has been traded on the Nasdaq National Market since December 21, 1995, trading has been limited on such market prior to this offering. There is no assurance that an active trading market will develop or be sustained after the offering or that any market that may develop for the Common Stock will provide adequate liquidity to holders of the Common Stock. The trading price of the Common Stock could be subject to wide fluctuations in response to factors such as quarterly or cyclical variations in the Company's financial results, future announcements concerning the Company or its competitors, perceptions of the Company's success, or lack thereof, in pursuing its growth strategy, prevailing interest rates, governmental regulation, developments affecting the fragrance industry, changes in analysts' recommendations regarding the Company, other fragrance companies or the fragrance industry generally and general market conditions.


SHARES ELIGIBLE FOR FUTURE SALE


   Sales of substantial numbers of additional shares of Common Stock, or the perception that such sales could occur, may have a material adverse effect on prevailing market prices for the Common Stock and the Company's ability to raise additional capital in the financial markets at a time and price favorable to the Company. Upon completion of this offering and the Exchange Offer, 12,929,873 shares of Common Stock will be outstanding and an additional 5,651,328 shares of Common Stock will be reserved for issuance upon conversion of the Series B Convertible Preferred, the Series C Convertible Preferred, the 7.5% Convertible Debentures and the 5.0% Convertible Debentures and upon the exercise of outstanding stock options and warrants. Approximately 1,800,000 currently outstanding shares, as well as the shares offered hereby, will not be subject to lock-up agreements with the Representatives and will be immediately freely tradeable in the public market without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in the rules and regulations under the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. In addition, the Company has entered into registration rights agreements granting certain demand and piggyback registration rights to the holders of the Series B Convertible Preferred (which are convertible at $3.30 per share into an aggregate of 2,453,417 shares of Common Stock) and the Series C Convertible Preferred (which are convertible at $5.25 per share into an aggregate of 571,429 shares of Common Stock), and to current or former affiliates of the Company. In connection with this offering, officers, directors and certain shareholders of the Company, including the Bedford Interests (who will in the aggregate hold a majority of the outstanding Common Stock and will beneficially own all shares of Common Stock issuable upon exercise or conversion of other outstanding securities) will enter into lock-up agreements with the Representatives of the Underwriters not to sell or otherwise transfer any Common Stock not included in the offering pursuant to this Prospectus for a period of 180 days after the later of the effective date of this Prospectus or the first date on which the shares are bona fide offered to the public, without the prior written consent of the Representatives. See "Shares Eligible for Future Sale" and "Underwriting."


ISSUANCE OF ADDITIONAL STOCK; ANTITAKEOVER PROVISIONS


   Upon completion of this offering and the Exchange Offer, the authorized, unissued and unreserved shares of the Company will include (i) a total of approximately 31,400,000 shares of Common Stock (assuming the exercise of all outstanding warrants and options and the conversion of the shares of the Series B Convertible Preferred, the Series C Convertible Preferred, the 7.5% Convertible Debentures and the 5.0% Convertible Debentures), and (ii) a total of 4,428,571 shares of Serial Preferred Stock, $.01 par value ("Serial Preferred"). The Board, without any action by the Company's shareholders, is authorized to issue additional shares of Common Stock and to designate and issue shares of Serial Preferred in such series as it deems appropriate and to establish the rights, preferences and privileges of such Serial Preferred, including dividend, voting and liquidation rights. The ability of the Board to issue additional shares of Common Stock and to designate and issue Serial Preferred having preferential rights could impede or deter an unsolicited tender offer or other takeover proposal regarding the Company, and the designation and issuance of additional Serial Preferred having preferential rights could adversely affect the voting power and the other rights of holders of the Common Stock. Furthermore, because it is a Florida corporation, the Company and its shareholders' voting rights are subject to certain legislation, including the Florida Control Share Act and the Florida Affiliated Transactions Act, that may deter or frustrate any potential takeover of the Company. See "Description of Capital Stock."

                               USE OF PROCEEDS


   The net proceeds to the Company from the sale of the 3,250,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $20,444,000 (approximately $22,872,000 if the over-allotment option is exercised in full), after deducting underwriting discounts and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of the shares offered by the Selling Shareholders.

   The Company intends to use such net proceeds as follows: (i) approximately $9.3 million will be used to repay the then remaining outstanding balance of term indebtedness to banks incurred in connection with the Halston Acquisition, which originally consisted of (a) a $1 million term note due December 31, 1996, having a current interest rate at 0.75% over the bank's prime rate (the "Halston Term Note No. 1") and (b) a $9 million term note due March 14, 1998, having a current interest rate at 1.75% over the bank's prime rate (the "Halston Term Note No. 2"); and (ii) the balance of the net proceeds (approximately $11.1 million) will initially be applied to reduce outstanding borrowings under the Credit Facility. The amount initially applied to reduce outstanding borrowings under the Credit Facility may thereafter be reborrowed in accordance with the terms of that facility and, together with other funds available, will be available for working capital and other general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


                         PRICE RANGE OF COMMON STOCK


   The Common Stock is quoted on the Nasdaq National Market under the symbol "FRAG." From the consummation of the Merger on November 30, 1995 through December 20, 1995, the Common Stock was traded on the Over-the-Counter Bulletin Board ("OTC"). The following table sets forth, for the quarters indicated, the high and low closing bid prices of the securities on the OTC and the high and low sale prices of the Common Stock as reported on the Nasdaq National Market.



                                                                       HIGH     LOW
                                                                    --------- --------
YEAR ENDED JANUARY 31, 1996:
 Fourth Quarter (November 30, 1995 through December 20, 1995)  ...  $5 1/8     $4 1/4
 Fourth Quarter (December 21, 1995 through January 31, 1996)  ....   6 5/8      4 3/8

FISCAL YEAR ENDING JANUARY 31, 1997:
 First Quarter ...................................................  $7 7/16    $5 1/8
 Second Quarter (through June 5, 1996) ...........................   7 11/16    6 1/2



   OTC quotations reflect interdealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions. On June 5, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $6.75. As of May 22, 1996, there were approximately 567 shareholders of record of the Common Stock.


                               DIVIDEND POLICY


   The Company has not paid any dividends since its inception and for the foreseeable future intends to follow a policy of retaining all of its earnings, if any, to finance the development and continued expansion of its business. There can be no assurance that dividends will ever be paid by the Company. In addition, under the terms of the 5.0% Convertible Debentures and the Credit Facility, the Company is currently restricted from declaring or paying any cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION


   The following table sets forth the short-term debt and capitalization of the Company at April 30, 1996, on a pro forma basis to reflect the FMG Acquisition, and as adjusted to reflect the consummation of the Exchange Offer and the sale of 3,250,000 shares of Common Stock offered by the Company hereby. The following table should be read in conjunction with the Company's Consolidated Financial Statements (including the related notes) and the other historical and pro forma financial information included elsewhere in this Prospectus.



                                                                                 AT APRIL 30, 1996
                                                                     -----------------------------------------
                                                                       ACTUAL      PRO FORMA     AS ADJUSTED
                                                                     ---------- -------------  ---------------
                                                                                   (IN THOUSANDS)
Short-term debt (1)(2) ............................................    $28,817      $33,141(3)      $17,997
                                                                     ========== =============  ==============
Long-term liabilities (2):
 Secured subordinated debentures ..................................    $14,682      $25,762(3)      $22,302(4)
 Convertible subordinated debentures ..............................       --          --            5,460(4)
 Term notes and bridge loan .......................................     17,543       17,543          12,243
 Capital lease and installment loans ..............................      1,227        1,227           1,227
                                                                     ---------- -------------  --------------
  Total long-term liabilities .....................................     33,452       44,532          41,232
                                                                     ---------- -------------  --------------
Redeemable preferred stock, Series A, $.01 par value; stated at liquidation preference value of $100 per share; 20,000 shares
  authorized, issued and outstanding ..............................      2,000        2,000             --(4)
                                                                     ---------- -------------  --------------
Shareholders' equity:
 Convertible, redeemable preferred stock:
  Series B, $.01 par value (liquidation preference $.01 per
    share); 350,000 shares authorized, issued and outstanding .....          4            4               4
  Series C, $.01 par value (liquidation preference $.01 per
    share); 571,429 shares authorized, issued and outstanding .....          5            5               5
                                                                     ---------- -------------  --------------
  Total convertible, redeemable preferred stock ...................          9            9               9
 Common stock, $.01 par value, 50,000,000 shares authorized;
   9,641,290 shares issued and outstanding Actual and Pro Forma,
   and 12,891,290 as adjusted .....................................         96           96             129
 Additional paid-in capital .......................................     10,374       10,394          30,805
 Retained earnings ................................................      7,398        7,398           7,398
                                                                     ---------- -------------  --------------
    Total shareholders' equity ....................................     17,877       17,897          38,341
                                                                     ---------- -------------  --------------
    Total capitalization ..........................................    $53,329      $64,429         $79,573
                                                                     ========== =============  ==============

- -----------
(1) Includes current portion of long-term liabilities, excluding $188,000 of current capital lease and installment loan obligations.

(2) Excludes loans from shareholders and amounts due to affiliates, net.

(3) Reflects the issuance in connection with the FMG Acquisition of $11.1 million aggregate principal amount of 8.5% Subordinated Debentures and $4.3 million of additional indebtedness funded from the Credit Facility.

(4) In connection with the Exchange Offer, the Series A Preferred will be exchanged along with the 12.5% Debentures for $5.46 million aggregate principal amount of 7.5% Convertible Debentures.

                           PRO FORMA FINANCIAL DATA


   On March 20, 1996, the Company completed the Halston Acquisition, which was accounted for using the purchase method of accounting. On May 14, 1996, the Company acquired the principal assets of FMG which was accounted for using the purchase method of accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Licensing and Exclusive Distribution Agreements" and Note 14 of Notes to the Consolidated Financial Statements of the Company.

   The following unaudited pro forma condensed consolidated statements of income and other operating data for the three months ended April 30, 1996 and the fiscal year ended January 31, 1996 assume that the Halston Acquisition and the FMG Acquisition were consummated as of the beginning of each of the periods presented and include certain adjustments to the historical consolidated statements of income of the Company to give effect to the acquisition of intangible trademarks and associated rights, license and distribution arrangements and other acquired net assets, the payment of the purchase prices in such acquisitions, the related issuances of additional indebtedness by the Company, and increased amortization of intangible assets. The following unaudited pro forma condensed consolidated balance sheet as of April 30, 1996, reflects the FMG Acquisition, the payment of the purchase price in such acquisition and the related issuance of additional indebtedness by the Company, as if such transaction had occurred on April 30, 1996.

   The unaudited pro forma financial data should be read in conjunction with the notes thereto and the historical Consolidated Financial Statements of the Company (including the notes thereto) and the other historical financial information included elsewhere in this Prospectus. The unaudited pro forma financial data are not necessarily indicative of the results of operations that would have been achieved had the transactions reflected therein been consummated prior to the periods in which they were completed, or that might be attained in the future.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED APRIL 30, 1996
                                (IN THOUSANDS)



                                                                   PRO FORMA
                                                                  ADJUSTMENTS
                                                                --------------
                                                   HISTORICAL       FMG (1)       PRO FORMA
                                                 -------------  --------------  ------------
ASSETS:
  Current assets, excluding inventories  ......     $ 21,544        $   (60)      $  21,484
  Inventories .................................       30,448          4,614          35,062
  Property and equipment, net .................       12,188             69          12,257
  Exclusive brand licenses, net ...............       32,707         13,908          46,615
  Other assets ................................        3,364            --            3,364
                                                 ------------- --------------   ------------
   Total assets ...............................     $100,251        $18,531        $118,782
                                                 =============  ==============  ============
LIABILITIES AND SHAREHOLDERS' EQUITY:
Liabilities:
  Short-term debt .............................     $ 28,817       $  4,324        $ 33,141
  All other current liabilities ...............       18,105          3,107          21,212
  Long-term liabilities .......................       33,452         11,080          44,532
  Redeemable preferred stock ..................        2,000           --             2,000
Shareholders' equity:
  Convertible, redeemable preferred stock  ....            9           --                 9
  Common stock ................................           96           --                96
  Additional paid-in capital ..................       10,374             20          10,394
  Retained earnings ...........................        7,398           --             7,398
                                                 ------------- --------------  ------------
   Total shareholders' equity .................       17,877             20          17,897
                                                 ------------- --------------  ------------
   Total liabilities and shareholders' equity       $100,251        $18,531        $118,782
                                                 ============= ==============  ============



      SEE NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
                      FISCAL YEAR ENDED JANUARY 31, 1996



                                  HISTORICAL YEARS ENDED
                             -------------------------------
                                 COMPANY           FMG
                             -------------- ---------------
                                                                             HALSTON ACQUISITION
                               JANUARY 31,     DECEMBER 31,                          (2)              PRO FORMA
                                  1996             1995         COMBINED       AND ADJUSTMENTS           (3)
                             --------------  ---------------   -----------  ---------------------- -------------
Net sales .................     $ 87,979         $19,430        $107,409           $28,521 (2)         $130,426
                                                                                    (5,504)(4)
Cost of sales .............       66,340          12,137          78,477            12,838 (2)           85,811
                             -------------- ---------------    -----------  ---------------------- -------------
                                                                                    (5,504)(4)
  Gross profit ............       21,639           7,293          28,932            15,683               44,615
Operating expenses ........       13,220           5,403          18,623             9,914 (2)           30,683
                             -------------- ---------------    -----------  ---------------------- -------------
                                                                                     2,146 (5)
Income from operations  ...        8,419           1,890          10,309             3,623               13,932
Interest expense, net  ....       (4,142)           (863)         (5,005)           (2,517)(6)           (7,522)
Other income ..............          661            --               661              --                    661
                             -------------- ---------------    -----------  ---------------------- -------------
Income before income taxes         4,938           1,027           5,965             1,106                7,071
Provision for income taxes         1,931            --             1,931               897 (7)            2,828
                             -------------- ---------------    -----------  ---------------------- -------------
  Net income ..............     $  3,007         $ 1,027        $  4,034           $   209             $  4,243
                             ============== ===============    ===========  ====================== =============
Earnings per common share
  equivalent (8):
  Primary .................     $    .35                                                               $    .50
                             ==============                                                        =============
  Fully diluted ...........     $    .33                                                               $    .47
                             ==============                                                        =============
Weighted average number of
  common share equivalents:
  Primary .................        8,518                                                                  8,518
  Fully diluted ...........        9,121                                                                  9,121
OTHER OPERATING DATA:
 Gross margin (9) .........         24.6%                                                                  34.2%
 EBITDA (10) ..............     $  9,738                                                               $ 17,452
 Cash flows from (used
   in):

  Operating activities ....     $  5,179                                                               $  3,672
  Investing activities  ...      (17,983)                                                               (51,170)
  Financing activities  ...       12,282                                                                 46,976



      SEE NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
                      THREE MONTHS ENDED APRIL 30, 1996



                                           HISTORICAL
                                   -------------------------
                                      COMPANY        FMG
                                   -----------   ----------
                                       THREE        THREE
                                      MONTHS        MONTHS
                                       ENDED        ENDED                  HALSTON ACQUISITION
                                     APRIL 30,    MARCH 31,                        (2)            PRO FORMA
                                       1996          1996       COMBINED     AND ADJUSTMENTS         (3)
                                   ------------  ----------- ----------- ---------------------- -------------
Net sales .......................    $ 19,316       $2,242       $21,558            $1,210 (2)       $ 22,392
                                                                                      (376)(4)
Cost of sales ...................      13,456        1,547        15,003               413 (2)         15,040
                                   ------------ -----------  ----------- ---------------------- -------------
                                                                                      (376)(4)
   Gross profit .................       5,860          695         6,555               797              7,352
Operating expenses ..............       4,440          916         5,356               855 (2)          6,612
                                   ------------ -----------  ----------- ---------------------- -------------
                                                                                       401 (5)
Income from operations ..........       1,420         (221)        1,199              (459)               740
Interest expense, net ...........      (1,199)        (136)       (1,335)             (477)(6)         (1,812)
Other income ....................         231                        231                                  231
                                   ------------ -----------  ----------- ---------------------- -------------
Income before income taxes  .....         452         (357)           95              (936)              (841)
Provision for income taxes  .....         160                        160                                  160
                                   ------------ -----------  ----------- ---------------------- -------------
 Net income .....................    $    292       $ (357)      $   (65)           $ (936)          $ (1,001)
                                   ============ ===========  =========== ====================== =============
Earnings per common share
  equivalent (8):
  Primary .......................    $    .03                                                        $   (.09)
                                   ============
  Fully diluted .................    $    .03                                                        $   (.09)
                                   ============                                                  =============
Weighted average number of
  common share equivalents:
  Primary .......................      11,176                                                          11,176
  Fully diluted .................      11,486                                                          11,486
OTHER OPERATING DATA:
 Gross margin (9) ...............        30.3%                                                           32.8%
 EBITDA (10) ....................    $  1,953                                                        $  1,674
 Cash flows from (used in):
  Operating activities ..........    $ (7,615)                                                       $ (9,122)
  Investing activities ..........     (17,602)                                                        (28,472)
  Financing activities ..........      26,197                                                          38,574



      SEE NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 (1) To record the estimated fair value of assets acquired and liabilities assumed in the FMG Acquisition. The purchase price was $4.3 million in cash (financed through borrowings under the Credit Facility), assumption of $3.1 million of liabilities and issuance of $11.1 million of debentures and Common Stock purchase warrants.



                                 FMG HISTORICAL
                                  DECEMBER 31,    FMG HISTORICAL     FAIR
                                      1995        MARCH 31, 1996     VALUE
                               ----------------- ---------------  ----------
                                                (IN THOUSANDS)
Net assets acquired:
 Accounts receivable ........       $ 1,119           $ 1,874        $   575*
 Inventories ................         7,788             6,917          5,523*
 Property and equipment, net            160               152             69
 Exclusive brand licenses  ..          --               --            13,908
 Liabilities assumed ........        (4,780)           (2,733)        (3,107)
                               ----------------- ---------------   ----------
  Total .....................       $ 4,287           $ 6,210        $16,968
                               ================= ===============   ==========



 * Amounts were reduced by $635,000 and $909,000 of accounts receivable and inventories, respectively, representing additional considerations provided to FMG.

 (2) The Halston fragrance brands acquired were not operated or accounted for separately by Halston. In addition, Halston had never segregated indirect operating cost information relative to these brands. Accordingly, the pro forma adjustments reflect the historical net sales, cost of sales and direct operating expenses of the Halston Fragrance brands for the year ended December 31, 1995 and for the period from January 1, 1996 through March 20, 1996. Direct operating expenses consist principally of marketing, advertising and demonstrator expenses and exclude selling, general and administrative, research and development, interest, income tax and amortization of intangible expenses. See Note 1 of Notes to Financial Statements of the Halston Fragrance Brands of Halston Borghese International Limited included elsewhere herein.

 (3) The Company expects that, in the current fiscal year, its net sales of products covered by the trademarks and brand licenses acquired in the Halston Acquisition and the FMG Acquisition will be less than the net sales realized by Halston and FMG in the year ended December 31, 1995. The anticipated decrease reflects the Company's strategy with respect to both acquisitions, which is to manage the sales volumes and channels of distribution of the acquired brands in order to enhance the brands' prestige and long-term profitability. However, there can be no assurance that this strategy will be successful. Pro forma results for the three months ended April 30, 1996 reflect the historical results of operations of Halston and FMG prior to the closing of the Halston Acquisition on March 20, 1996 and the FMG Acquisition on May 14, 1996. During the negotiation and pending the closing of the Halston Acquisition, Halston's sales decreased significantly, to approximately $1.2 million for the first quarter of 1996 compared to approximately $3.6 million for the first quarter of 1995. This decrease was consistent with the Company's strategy in acquiring the Halston brands. In the case of FMG, first-quarter 1996 results were adversely affected by FMG's lack of liquidity, which severely limited its ability to acquire products for resale.

 (4) To eliminate sales by Halston to the Company during the respective periods.

 (5) To record amortization for the exclusive brand licenses acquired in the Halston Acquisition ($1,219,000 and $169,000 for the year ended January 31, 1996 and the three months ended April 30, 1996, respectively) and in the FMG Acquisition ($927,000 and $232,000 for the year ended January 31, 1996 and the three months ended April 30, 1996, respectively) over their estimated useful lives of 15 years.

 (6) To record interest expense on the debt incurred in the Halston Acquisition and incurred in the FMG Acquisition (see Note 1 above).

 (7) To record the aggregate tax effect of the Halston Acquisition and the FMG Acquisition at an assumed rate of 40%.

 (8) Per share amounts were determined based on the number of the Company's common shares outstanding for each period (8,517,760 for the fiscal year ended January 31, 1996 and 11,175,985 for the three months ended April 30, 1996).

 (9) Gross profit as a percentage of net sales for the period presented.

(10) "EBITDA" is defined as operating income, plus depreciation and amortization. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of the Company's operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of its ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties in the fragrance industry as a measure of a fragrance company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the fragrance industry and of the Company's debt servicing ability. However, EBITDA may not be comparable in all instances to other similar types of measures used in the fragrance industry. The Credit Facility contains certain covenants incorporating the same definition of EBITDA.

                        SELECTED HISTORICAL FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT PER SHARE DATA)


   The following selected historical financial data have been derived from the audited and unaudited consolidated financial statements of the Company and certain information available from its predecessor, National Trading Manufacturing, Inc. ("National Trading"). The unaudited interim consolidated financial statements of the Company as of and for the three months ended April 30, 1996 and 1995 reflect all adjustments necessary in the opinion of the Company's management (consisting only of normal recurring adjustments) for a fair presentation of such financial data. The following data should be read in conjunction with such consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other historical and pro forma financial information included elsewhere herein.

   Effective January 31, 1995, the Company changed its fiscal year end to January 31 from June 30. For this reason, the seven months ended January 31, 1995 and 1994 are presented.



                                               NATIONAL TRADING (1)
                                         -------------------------------
                                                                                                SEVEN
                                                                                               MONTHS
                                               FISCAL         SIX MONTHS        FISCAL          ENDED
                                             YEAR ENDED          ENDED        YEAR ENDED       JANUARY
                                            DECEMBER 31,       JUNE 30,        JUNE 30,          31,
                                         ------------------  ----------- -------------------- ---------
                                           1990     1991        1992       1993       1994       1994
                                         -------- ---------  ----------- ---------  --------- ---------
SELECTED STATEMENTS OF
  INCOME DATA:
 Net sales ...........................   $21,317   $28,279     $14,537     $33,854    $46,105    $27,415
 Cost of sales ........................   18,818    23,840      12,230      28,508     37,953     22,692
 Gross profit .........................    2,499     4,439       2,307       5,346      8,152      4,723
 Operating expenses ...................      --       --         --          3,604      5,254      2,960
 Income from operations ...............      --       --         --          1,742      2,898      1,763
 Interest expense, net of interest and
   other income .......................      --       --         --          1,091      1,522        819
 Net income ...........................  $   --    $  --       $ --        $   595    $ 1,011    $   641
                                         ======== =========  =========== =========  =========  =========
SELECTED PER SHARE DATA (2):
 Earnings per common share equivalent:
    Primary ...........................  $   --    $  --       $ --        $   .08   $   .14    $   .09
                                         ======== =========  =========== =========  =========  =========
    Fully diluted .....................  $   --    $  --       $ --        $   .08   $   .14    $   .09
                                         ======== =========  =========== =========  =========  =========
 Weighted average number of common
   share equivalents:
    Primary ...........................  $   --    $  --       $ --          7,120     7,120      7,120
                                         ======== =========  =========== =========  =========  =========
    Fully diluted .....................  $   --    $  --       $ --          7,120     7,120      7,120
                                         ======== =========  =========== =========  =========  =========
OTHER SELECTED OPERATING DATA:
 Gross margin (3) .....................      11.7%     15.7%       15.9%      15.8%     17.7%      17.2%
 EBITDA (4) ...........................  $   --    $  --       $ --        $ 1,990   $ 3,233    $ 1,964
 Cash flows from (used in):
  Operating activities ................  $   --    $  --       $ --        $(3,022)  $(2,593)   $(1,690)
  Investing activities ................      --       --         --         (2,414)     (374)      (240)
  Financing activities ................      --       --         --          5,448     3,231      2,458

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                           SEVEN     TWELVE
                                           MONTHS    MONTHS
                                           ENDED      ENDED       FISCAL         THREE MONTHS
                                          JANUARY    JANUARY     YEAR ENDED          ENDED
                                            31,         31,      JANUARY 31,        APRIL 30,
                                         --------- ------------  ----------- -----------------------
                                            1995        1995          1996        1995       1996
                                         --------- ------------  ----------- ---------   -----------
SELECTED STATEMENTS OF
  INCOME DATA:
  Net sales ...........................   $50,922      $69,612       $87,979     $15,732    $19,316
 Cost of sales ........................    40,822       56,108        66,340      12,690     13,455
 Gross profit .........................    10,100       13,504        21,639       3,042      5,860
 Operating expenses ...................     4,940        7,281        13,220       2,195      4,440
 Income from operations ...............     5,160        6,222         8,419         847      1,420
 Interest expense, net of interest and
   other income .......................     1,362        1,992         3,768         796      1,059
 Net income ...........................   $ 2,492      $ 2,862       $ 3,007     $   148    $   292
                                         =========  ============   ===========  =========  =========
SELECTED PER SHARE DATA (2):
 Earnings per common share equivalent:
    Primary ...........................   $   .35      $   .40       $   .35     $   .02    $   .03
    Fully diluted .....................   $   .35      $   .40       $   .33     $   .02    $   .03
                                         =========  ===========    =========== =========   =========
 Weighted average number of common
   share equivalents:
    Primary ...........................     7,120        7,120         8,518       7,120     11,176
    Fully diluted .....................     7,120        7,120         9,121       7,120     11,486

OTHER SELECTED OPERATING DATA:
 Gross margin (3) .....................      19.8%        19.4%         24.6%       19.4%      30.3%
 EBITDA (4) ...........................   $ 5,366      $ 6,562       $ 9,738     $ 1,133    $ 1,953
 Cash flows from (used in):
  Operating activities ................   $(3,917)     $(4,893)      $ 5,179     $   743    $(7,615)
  Investing activities ................       (81)        (247)      (17,983)    (18,419)   (17,602)
  Financing activities ................     4,368        5,245        12,282      17,609     26,197

                                    NATIONAL TRADING (1)
                               -----------------------------
                                 DECEMBER 31,      JUNE 30,   JUNE 30,
                               ----------------  ----------- ---------
                                 1990     1991     1992        1993
                               -------  -------  ----------- ---------
SELECTED BALANCE SHEET DATA:
 Working capital ............  $  --    $ --      $ 2,790     $ 3,972
 Total assets ...............     --      --       11,502      19,419
 Total debt (5) .............     --      --        7,042      13,860
 Redeemable preferred stock       --      --         --         2,000
 Shareholders' equity .......     --      --        3,188(6)      875

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                JUNE 30,       JANUARY 31,        APRIL 30,
                               ---------  --------------------  ------------
                                  1994       1995       1996        1996
                               ---------  --------------------  ------------
SELECTED BALANCE SHEET DATA:
 Working capital ............   $ 4,747    $ 6,874     $ 8,022     $  5,070
 Total assets ...............    30,589     38,378      71,384      100,251
 Total debt (5) .............    16,263     21,153      34,800       62,456
 Redeemable preferred stock       2,000      2,000       2,000        2,000
 Shareholders' equity .......     1,887      4,379      17,539       17,877



FOOTNOTES ON FOLLOWING PAGE

(1) On July 1, 1992, the Company was formed for the purpose of acquiring the net assets of the fragrance and cosmetic business of National Trading. National Trading did not maintain separate financial statements for the acquired business. Accordingly, the partial information presented above is the only available data.

(2) Earnings per common share equivalent and the weighted average number of common share equivalents is determined based on the number of the Company's common shares (7,120,000) received by the shareholders of FFI in connection with the Merger for each period prior to the fiscal year ended January 31, 1996. For the fiscal year ended January 31, 1996, earnings per common share equivalent and the weighted average number of common share equivalents are based on the 7,120,000 received by the shareholders of FFI in the Merger through the date of the Merger and thereafter are based on the actual number of common shares and common share equivalents outstanding.

(3) Gross profit as a percentage of net sales for the period indicated.

(4) "EBITDA" is defined as operating income, plus depreciation and amortization. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of the Company's operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of its ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties in the fragrance industry as a measure of a fragrance company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the fragrance industry and of the Company's debt servicing ability. However, EBITDA may not be comparable in all instances to other similar types of measures used in the fragrance industry. The Credit Facility contains certain covenants incorporating the same definition of EBITDA.

(5) Excludes loans to shareholders and amounts due to affiliates, net.

(6) Represents the net assets sold to the Company by National Trading.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


   The Company's business is (i) the manufacturing, distribution and marketing of prestige fragrances and related cosmetic products which it owns or controls ("brand marketing operations") and (ii) the distribution and marketing of products that it purchases from other manufacturers. The Company's brand marketing operations currently consist of the manufacturing, distribution and marketing of the Halston and Geoffrey Beene fragrance brands. In March 1995, the Company completed the Geoffrey Beene Acquisition, pursuant to which it acquired an exclusive worldwide license and certain trademarks which permit the Company to manufacture and distribute the Geoffrey Beene fragrance brands, including GREY FLANNEL, BOWLING GREEN and CHANCE. In March 1996, the Company completed the Halston Acquisition, pursuant to which it acquired certain assets, including the trademarks which permit the Company to manufacture and distribute the Halston fragrance brands, including HALSTON, CATALYST, 1-12 and Z-14. The Company sells the Halston and Geoffrey Beene products to both prestige and mass-market retailers in the United States and through international distributors worldwide. See "Business."

   In addition to its brand marketing operations, the Company is a direct distributor of products generally purchased from major international fragrance manufacturers and sold both on an exclusive and a nonexclusive basis in the United States to a wide range of retailers, including both prestige and mass-market retailers. The Company is the exclusive United States distributor of several fragrance products, including, among others, COLORS OF BENETTON, TRIBU, OMBRE ROSE, OMBRE D'OR, OMBRE BLEUE, FACONNABLE, BALENCIAGA, TALISMAN, RUMBA, LE DIX, LAPIDUS, CREATION, FANTASME, BOGART, WITNESS, ONE MAN SHOW, CHEVIGNON and NIKI DE SAINT PHALLE, and of the Galenic Elancyl skin care products. The Company also has a 49.99% ownership interest in Fine Fragrances, Inc. ("Fine Fragrances"), which distributes on an exclusive basis in North America, fragrances manufactured by Cofci, S.A. ("Cofci"), including the SALVADOR DALI, LAGUNA, DALISSIME, CAFE, TAXI and WATT brands. The Company accounts for its investment in Fine Fragrances under the equity method of accounting, whereby its initial investment is recorded at cost, adjusted by its share of Fine Fragrances' operating results and reduced by distributions received.

   The Halston and Geoffrey Beene brand marketing operations have somewhat different financial characteristics than the Company's traditional distribution business. As a percentage of net sales, brand marketing operations tend to have higher gross margins, as well as higher marketing and selling, general and administrative expenses, than the Company's traditional distribution operations. The higher gross profits have been greater than the higher marketing and selling, general and administrative expenses associated with the Company's brand marketing operations. In addition, the inventory requirements of the brand marketing operations tend to be higher than its traditional distribution operations. As a result of the Halston Acquisition and the Geoffrey Beene Acquisition, the Company expects its brand marketing business to represent a larger percentage of its overall sales and operating profit in the fiscal year ending January 31, 1997 and thereafter than in prior periods. Accordingly, the Company's overall gross margins and selling, general and administrative expenses as a percentage of net sales and inventory levels are expected to vary in the future from historical levels. In addition, the acquisition of the licenses and trademarks associated with the Halston Acquisition, Geoffrey Beene Acquisition and the FMG Acquisition will increase amortization expense. These intangible assets are amortized over a 15-year period.

   For the fiscal year ended January 31, 1996, net sales of Geoffrey Beene fragrance products, the only fragrance products sold in the Company's brand marketing operations during such period, amounted to approximately $10.1 million, or 11% of the Company's net sales for the period. For the quarter ended April 30, 1996, net sales of Geoffrey Beene fragrance products and Halston fragrance products sold in the Company's brand marketing operations during such period amounted to approximately $4.6 million, or 24% of the Company's net sales.

   Effective with the period ended January 31, 1995, the Company changed its fiscal year end to January 31 from June 30 to conform to its business year. The following discussion of the Company's results of operations is presented for the three months ended April 30, 1996 and 1995, the fiscal year ended January 31, 1996 and the twelve months ended January 31, 1995, the seven months ended January 31, 1995 and 1994, and the fiscal years ended June 30, 1994 and 1993.


RESULTS OF OPERATIONS

   The following table sets forth, for each of the periods indicated, certain information relating to the Company's operations expressed as percentages of net sales for the period:


                                             FISCAL YEAR         SEVEN MONTHS
                                           ENDED JUNE 30,         JANUARY 31,
                                        -------------------  -------------------
                                           1993      1994      1994       1995
                                        --------- ---------  --------- ---------
Net sales ............................    100.0%     100.0%      100.0%     100.0%
Cost of sales ........................     84.2       82.3        82.8       80.2
                                        --------- ---------  --------- ---------
 Gross margin ........................     15.8       17.7        17.2       19.8
Warehouse and shipping expense  ......      2.4        3.0         2.6        2.8
Selling, general and administrative
 expenses ............................      7.5        7.7         7.4        6.5
Depreciation and amortization  .......      0.7        0.7         0.7        0.4
                                        --------- ---------  --------- ---------
 Income from operations ..............      5.1        6.3         6.4       10.1
Interest expense, net of interest and
 other income ........................      3.2        3.3         3.0        2.7
                                        --------- ---------  --------- ---------
Income before equity in earnings of
  unconsolidated affiliate and income
  taxes ..............................      1.9        3.0         3.4        7.5
Equity in earnings of unconsolidated
 affiliate ...........................      0.5        0.4         0.2        0.4
                                        --------- ---------  --------- ---------
 Income before income taxes ..........      2.4        3.3         3.6        7.8
 Provision for income taxes ..........      0.7        1.2         1.3        2.9
                                        --------- ---------  --------- ---------
 Net income ..........................      1.8%       2.2%        2.3%       4.9%
                                        ========= =========  =========  =========

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                            TWELVE
                                            MONTHS        FISCAL YEAR        THREE MONTHS
                                             ENDED           ENDED              ENDED
                                          JANUARY 31,     JANUARY 31,         APRIL 30,
                                        -------------- --------------    -------------------
                                             1995            1996          1995       1996
                                        -------------- --------------    --------- ---------
Net sales ............................       100.0%          100.0%        100.0%     100.0%
Cost of sales ........................        80.6            75.4          80.7       69.7
                                        -------------- --------------    --------- ---------
 Gross margin ........................        19.4            24.6          19.3       30.3
Warehouse and shipping expense  ......         2.9             3.1           3.4        4.2
Selling, general and administrative
 expenses ............................         7.0            10.5           8.8       16.1
Depreciation and amortization  .......         0.5             1.5           1.8        2.8
                                        -------------- --------------    --------- ---------
 Income from operations ..............         9.0             9.6           5.3        7.4
Interest expense, net of interest and
 other income ........................         2.9             4.3           5.1        5.5
                                        -------------- --------------    --------- ---------
Income before equity in earnings of
  unconsolidated affiliate and income
  taxes ..............................         6.1             5.3           0.3        1.9
Equity in earnings of unconsolidated
 affiliate ...........................         0.4             0.3           0.8        0.5
                                        -------------- --------------    --------- ---------
 Income before income taxes ..........         6.5             5.6           1.1        2.2
 Provision for income taxes ..........         2.4             2.2           0.2        0.8
                                        -------------- --------------    --------- ---------
 Net income ..........................         4.1%            3.4%          0.9%       1.5%
                                        ==============  ==============   ========= =========

- -----------
* May not add due to rounding.



THREE MONTHS ENDED APRIL 30, 1996 COMPARED TO THE THREE MONTHS ENDED APRIL 30, 1995

   Net sales increased $3.6 million, or 23%, to $19.3 million for the three months ended April 30, 1996 from $15.7 million for the three months ended April 30, 1995. The increase in net sales was primarily attributable to the acquisition of the Geoffrey Beene fragrance brands in March 1995 and the Company's engagement to serve as the exclusive United States distributor of the Galenic Elancyl skin care products in October 1995 and the Benetton fragrance brands in December 1995, as well as the Company's focus on specially designed products for the mass market. International sales of the Geoffrey Beene products increased to over $1.0 million in the three months ended April 30, 1996, compared to less than $100,000 for the three months ended April 30, 1995. Management believes that increased sales to existing customers and sales to new customers have resulted from the Company's ability to provide these accounts with a continuous, direct supply of product, a larger selection of products and the development and growth of certain product categories.

   Gross profit increased $2.8 million, or 93%, to $5.9 million for the three months ended April 30, 1996 from $3.0 million for the three months ended April 30, 1995. The increase in gross profit and in gross margin (from 19.3% to 30.3%) were primarily attributable to an increase in the sale on a wholesale basis of certain product categories with higher gross margins, such as custom packaged products, and the addition of Geoffrey Beene, Halston, Galenic Elancyl and Benetton product sales which were also at higher gross margins.

   Warehouse and shipping expenses increased $277,000, or 53%, to $806,000 for the three months ended April 30, 1996 from $528,000 for the three months ended April 30, 1995. The increase resulted from higher net sales and higher customer service expenses.

   Selling, general and administrative expenses increased $1.7 million, or 125%, to $3.1 million for the three months ended April 30, 1996 from $1.4 million for the three months ended April 30, 1995. The increase in selling, general and administrative expenses was primarily a result of a 900% increase in advertising and promotional expenses, associated with national advertising campaigns for the Geoffrey Beene and Halston brands, as well as higher administrative expenses resulting from the higher level of sales. The Company expects its advertising and promotional expenses to continue to grow as a result of the acquisition of the Halston and Geoffrey Beene brands and exclusive United States distribution arrangements for other fragrance brands.

   Depreciation and amortization increased $246,000, or 86%, to $532,000 for the three months ended April 30, 1996 from $286,000 for the three months ended April 30, 1995. The increase was attributable to increased amortization of intangibles arising from the acquisition of the Geoffrey Beene license in March 1995 and the increase in depreciation incurred for the Facility acquired in the Merger.

   Interest expense, net of interest and other income increased 33% to $1.1 million for the three months ended April 30, 1996 from $796,000 for the three months ended April 30, 1995. This increase was primarily due to the increase in average debt outstanding resulting from the acquisition of the Geoffrey Beene brands in which the Company issued $8.225 million aggregate principal amount of subordinated debentures and a $7.0 million promissory term note under the Credit Facility. The increase in interest expense also reflects increased borrowings under the revolving portion of the Credit Facility to accommodate increased working capital requirements, including the increased wholesale inventory levels needed to support higher net sales.

   Net income increased $144,000, or 97%, to $292,000 for the three months ended April 30, 1996, compared to net income of $148,000 for the three months ended April 30, 1995, primarily as a result of the increase in net sales and gross profit which were partially offset by higher sales, marketing and interest expense.

   FISCAL YEAR ENDED JANUARY 31, 1996 COMPARED TO TWELVE MONTHS ENDED JANUARY 31, 1995

   Net sales increased $18.4 million, or 26%, to $88.0 million for the fiscal year ended January 31, 1996 from $69.6 million for the twelve months ended January 31, 1995. Management estimates that approximately $9.6 million of the increase in net sales was attributable to new customers and approximately $8.8 million to increased sales to existing customers. Approximately $4.3 million of the net sales increase represented an increase in net sales of Geoffrey Beene products over the prior year due to the Company's acquisition of that brand in March 1995. Management believes that increased sales to existing customers and sales to new customers resulted from both the Company's ability to provide these accounts with a continuous, direct supply of product and a larger selection of products.

   Gross profit increased $8.1 million, or 60%, to $21.6 million for the fiscal year ended January 31, 1996 from $13.5 million for the twelve months ended January 31, 1995. The increases in gross profit and gross margin (from 19.4% to 24.6%) were primarily attributable to an increase in the sale of certain products with higher gross margins such as custom packaged products, and additional Geoffrey Beene product sales which were also at higher gross margins.

   Warehouse and shipping expenses increased $673,000, or 33%, to $2.7 million for the fiscal year ended January 31, 1996, from $2.0 million for the twelve months ended January 31, 1995. The increase resulted from the increase in net sales.

   Selling, general and administrative expenses increased $4.3 million, or 87%, to $9.2 million for the fiscal year ended January 31, 1996 from $4.9 million for the twelve months ended January 31, 1995. The increase in selling, general and administrative expenses was primarily a result of increases in sales and marketing costs attributable to the higher level of sales, the Geoffrey Beene Acquisition and higher marketing expenses (including approximately $1.3 million of national media advertising related to Geoffrey Beene products and approximately $2.3 million of additional sales and marketing expenses resulting from increased sales volumes).

   Depreciation and amortization increased $980,000, or 289%, to $1.3 million for the fiscal year ended January 31, 1996 from $340,000 for the twelve months ended January 31, 1995. The increase was attributable to increased amortization of intangibles arising from the acquisition of the Geoffrey Beene license in March 1995.

   Interest expense, net of interest and other income increased 89% to $3.8 million for the fiscal year ended January 31, 1996 from $2.0 million for the twelve months ended January 31, 1995. This increase was primarily due to the increase in average debt outstanding as a result of the Geoffrey Beene Acquisition in which the Company issued $8.225 million aggregate principal amount of subordinated debentures and a $7.0 million term note under the Credit Facility. The increase in interest expense also reflected higher interest rates in 1996 and increased borrowings under the revolving portion of the Credit Facility to accommodate increased working capital requirements, including the increased wholesale inventory levels needed to support higher net sales. See "Liquidity and Capital Resources."

   Equity in earnings of affiliate decreased $16,000, or 5%, to $288,000 for the fiscal year ended January 31, 1996 from $303,000 for the twelve months ended January 31, 1995, as a result of increases in sales and marketing expenses incurred by Fine Fragrances relating to products manufactured by Cofci.

   Net income increased $145,000, or 5%, to $3.0 million for the fiscal year ended January 31, 1996, compared to net income of $2.9 million for the twelve months ended January 31, 1995, primarily as a result of the increase in net sales and gross profit which were partially offset by higher sales, marketing, interest and amortization expenses.


SEVEN MONTHS ENDED JANUARY 31, 1995 COMPARED TO SEVEN MONTHS ENDED JANUARY 31, 1994


   Net sales increased $23.5 million, or 86%, to $50.9 million for the seven months ended January 31, 1995 from $27.4 million for the seven months ended January 31, 1994, as a result of additional distribution sales. Management believes that the increase in distribution sales resulted primarily from significant increases in sales to certain mass-market customers due to the Company's ability to provide these accounts with continuous, direct supply of product, and the ongoing development and growth of certain product categories such as custom packaged products. Management also believes that sales levels were aided by an increased emphasis on marketing activities to mass-market customers.

   Gross profit increased $5.4 million, or 114%, to $10.1 million for the seven months ended January 31, 1995 from $4.7 million for the seven months ended January 31, 1994. The increases in gross profit and in gross margin (from 17.2% to 19.8%) were primarily attributable to favorable product purchases during the seven months ended January 31, 1995, as well as an increase in sales of certain product categories, such as custom packaged products, with higher gross margins.


   Warehouse and shipping expenses increased $681,000, or 94%, to $1.4 million for the seven months ended January 31, 1995 from $723,000 for the seven months ended January 31, 1994. The increase resulted from an increase in sales.

   Selling, general and administrative expenses increased $1.3 million, or 64%, to $3.3 million for the seven months ended January 31, 1995 from $2.0 million for the seven months ended January 31, 1994. The increase in selling, general and administrative expenses was primarily a result of increases in sales and marketing costs, including sales commissions resulting from higher net sales, increases in sales and marketing personnel, as well as increases in administrative costs resulting from management bonuses, increased audit costs due to the change in the Company's fiscal year end and increases in credit insurance expenses due to the increase in net sales and accounts receivable.

   Interest expense, net of interest and other income increased 66% to $1.4 million for the seven months ended January 31, 1995 as compared to $820,000 for the seven months ended January 31, 1994. This increase was primarily attributable to increased short-term debt to accommodate the Company's working capital needs, including the increased inventory levels needed to support higher net sales.


   Equity in earnings of affiliates increased $137,000, or 300%, to $183,000 for the seven months ended January 31, 1995 from $46,000 for the seven months ended January 31, 1994 as a result of increases in net sales by Fine Fragrances of products manufactured by Cofci.

   Net income for the seven months ended January 31, 1995 was $2.5 million compared to $641,000 for the seven months ended January 31, 1994, primarily as a result of higher net sales.

FISCAL YEAR ENDED JUNE 30, 1994 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1993

   Net sales increased $12.3 million, or 36%, to $46.1 million for the fiscal year ended June 30, 1994 from $33.9 million for the fiscal year ended June 30, 1993. This increase was attributable to additional distribution sales, which resulted primarily from increases in sales to certain mass-market customers commencing in the second calendar quarter of 1994 as a result of the Company's ability to offer these accounts a continuous, direct supply of product. Management believes that sales levels were aided by an increased emphasis on marketing activities with mass-market customers.


   Gross profit increased $2.8 million, or 52%, to $8.2 million for the fiscal year ended June 30, 1994 from $5.3 million for the fiscal year ended June 30, 1993. The increases in gross profit and in gross margin (from 15.8% to 17.7%) were primarily attributable to the Company's elimination of certain low margin products and slow turning inventory items through a significant reduction in the number of fragrance and cosmetic brand items from approximately 3,500 to 1,200.

   Selling, general and administrative expenses increased $1.0 million, or 40%, to $3.5 million for the fiscal year ended June 30, 1994 from $2.5 million for the fiscal year ended June 30, 1993. The increase in selling, general and administrative expenses was primarily a result of increases in sales and marketing costs, including sales commissions resulting from higher net sales, advertising costs and increases in sales and marketing personnel, as well as increases in administrative costs resulting from increases in management salaries and the leasing of an additional warehouse facility.

   Interest expense, net of interest and other income increased 40% to $1.5 million for the fiscal year ended June 30, 1994 as compared to $1.1 million for the fiscal year ended June 30, 1993. This increase was primarily attributable to the increase in short-term debt to accommodate working capital needs, including the increased wholesale inventory levels needed to support higher net sales.

   Equity in earnings of unconsolidated affiliate decreased $10,000, or 6%, to $166,000 for the fiscal year ended June 30, 1994 from $176,000 for the year ended June 30, 1993.

   Net income for the fiscal year ended June 30, 1994 was $1.0 million compared to $595,000 for the fiscal year ended June 30, 1993, primarily as a result of higher net sales.

SEASONALITY


   The fragrance operations of the Company have historically been seasonal, with higher sales generally occurring in the second half of the fiscal year as a result of increased demand by retailers in anticipation of and during the holiday season. In addition, due to the size and timing of certain orders from its customers, sales and results of operations can vary significantly between quarters of the same and different years. As a result, the Company expects to experience variability in net sales and net income on a quarterly basis.

   The Company's working capital borrowings are also seasonal, normally peaking in the months of September and October. During the fourth fiscal quarter ending January 31, significant cash is normally generated as customer payments on holiday orders are received.


LIQUIDITY AND CAPITAL RESOURCES


   The Company financed its internal growth and acquisitions, and expects to continue to finance its growth, primarily through the Credit Facility, external financing and internally generated funds. The Company's principal future uses of funds are for working capital requirements, debt service and additional brand acquisitions or product distribution arrangements. The Company has funded its working capital needs through its credit facility, short-term loans from shareholders and affiliates and internally generated funds.

   The Credit Facility provides for borrowings on a revolving basis of up to $30 million (which is increased to $40 million from July 1 to December 31 to accommodate increased working capital requirements in anticipation of and during the holiday season), including up to $2 million in commercial letters of credit. Amounts borrowed on the revolving portion of the Credit Facility mature on May 31, 1998. The Credit Facility also includes the remaining balance ($5.8 million at April 30, 1996) of the $7 million term loan (the "Geoffrey Beene Term Note") which was used to finance a portion of the purchase price for the Geoffrey Beene Acquisition. Principal and interest payments on the Geoffrey Beene Term Note are due on a monthly basis, and principal payments are due: $1.83 million during the fiscal year ending January 31, 1997, $2 million during the fiscal year ending January 31, 1998, and the balance during the fiscal year ending January 31, 1999. The Credit Facility also includes the $9 million Halston Term Note No. 2 which was used to finance a portion of the purchase price for the Halston Acquisition. Principal and interest payments on the Halston Term Note No. 2 are due on a monthly basis, and principal payments are due: $2.50 million during the fiscal year ending January 31, 1997, $3 million during the fiscal year ending January 31, 1998, and $3.50 million during the fiscal year ending January 31, 1999. The Credit Facility also includes the $1 million Halston Term Note No. 1, which was also used to finance the Halston Acquisition and matures on December 31, 1996. At April 30, 1996, the Company had outstanding borrowings under the Credit Facility (including the Geoffrey Beene Term Note, the Halston Term Note No. 1 and the Halston Term Note No. 2) of approximately $37.8 million. Loans under the revolving credit portion of the Credit Facility bear interest at a floating rate (currently 1% over Fleet's prime rate), while the term loans (other than the Halston Term Note No. 1) bear interest at a floating rate (currently 1.75% over Fleet's prime rate). The Company's borrowing availability under the revolving credit portion of the Credit Facility is limited to the sum of between 80 to 85% of eligible accounts receivable and, subject to certain limitations, 50% (60% from July 1 through October 31 of each year) of eligible inventory.

   The Credit Facility is secured by a first priority lien on all of the Company's assets, other than its Facility in Miami Lakes, Florida (see "Business--Properties"), as well as by a security interest in the assets and the capital stock of its wholly-owned subsidiaries and its stock of Fine Fragrances and by collateral assignment of brand licenses and trademarks. The Credit Facility restricts the Company's ability to incur additional debt or other obligations, limits its ability to enter into certain acquisitions, mergers, investments and affiliated transactions, prohibits the declaration or payment of dividends on, or the redemption of, the Company's capital stock, prohibits certain payments on subordinated debt and prohibits the sale of the Company's interest in Fine Fragrances, GB Parfums, Inc. and Halston Parfums, Inc. The Credit Facility also contains covenants requiring the Company to maintain a minimum shareholders' equity, a maximum leverage ratio, and minimum debt service and interest coverage ratios. In addition, it is an event of default under the Credit Facility if (i) Rafael Kravec, the Company's President and Chief Executive Officer, ceases to be actively involved in the Company's management and a replacement satisfactory to the Lenders does not succeed him or (ii) Rafael Kravec, Fred Berens, a director of the Company, and the Bedford Interests cease to have control of the Company's Board of Directors and voting control of the Company. Management believes that the Company is currently in compliance with the covenants in the Credit Facility. As long as the Credit Facility is outstanding, the Company will need the consent of the Lenders to enter into future acquisition or debt financing activities.

   In connection with the Halston Acquisition in March 1996, Fleet provided the Company with a $6 million term loan which the Company repaid in June 1996 using the proceeds of a new $6 million mortgage on the Facility. The mortgage note provides for interest at 8.84%, a 20-year amortization schedule and a maturity date eight years from issuance. In connection with the related modification and expansion of the Credit Facility resulting from the Halston Acquisition, the Company issued to the Lenders warrants to purchase an aggregate of 75,000 shares of Common Stock exercisable at $5.50 per share for two years, provided that warrants to purchase 25,000 shares of Common Stock are exercisable only after March 1997, and only to the extent that the Company has not completed a public offering of its equity securities in which the Company has obtained at least $5 million of net proceeds.

   Also in connection with the Halston Acquisition, the Company issued to Halston Borghese a $2 million term note (the "Halston Note") which is to be repaid on a quarterly basis in an amount equal to 5% of the net sales revenues derived from the sales of Halston brand products, provided that no payments are due until October 15, 1997 and that the accrued amount bears interest at 8% per annum. The Halston Note matures March 20, 2000. The Company also assumed $1 million in trade payables from Halston Borghese. Also, in connection with the Halston Acquisition, the Company issued approximately $3 million aggregate principal amount of 8.0% Secured Subordinated Debentures Series II Due 2005 (the "8.0% Series II Debentures") to the Bedford Interests. The Company also has outstanding $8.225 million aggregate principal amount of 8.0% Secured Subordinated Debentures Series I Due 2005 (the "8.0% Series I Debentures"), which the Company had issued to the Bedford Interests in connection with the Geoffrey Beene Acquisition in March 1995. The 8.0% Series I Debentures and 8.0% Series II Debentures are secured by a lien on all of the personal property assets of the Company junior to the lien of the Lenders under the Credit Facility. The 8.0% Series I Debentures and 8.0% Series II Debentures require aggregate mandatory annual principal payments of $2,245,000 commencing January 31, 2001, with the final payment due January 31, 2005.

   The Company also has outstanding $3.46 million aggregate principal amount of 12.5% Secured Subordinated Debentures Due 2002 which were issued by FFI in July 1992 in connection with its acquisition of the fragrance and cosmetic assets of National Trading. The Bedford Interests hold $1.73 million aggregate principal amount of 12.5% Secured Subordinated Debentures Series I Due 2002 (the "12.5% Series I Debentures"), and National Trading and Mr. Berens hold $1.73 million aggregate principal amount of 12.5% Secured Subordinated Debentures Series II Due 2002 (the "12.5% Series II Debentures"). Both the 12.5% Series I Debentures and the 12.5% Series II Debentures are secured by a lien on all of the personal property assets of the Company junior to the lien of the Lenders under the Credit Facility and junior to the lien of the holders of the 8.0% Series I Debentures. The 12.5% Series I Debentures and the 12.5% Series II Debentures require aggregate mandatory principal payments of $346,000 in each of 1988 and 1999, $692,000 in each of 2000 and 2001, and $1,384,000 on June 30, 2002.


   The Company has outstanding 20,000 shares of Series A Preferred. The Series A Preferred is mandatorily redeemable by the Company at a redemption price of $100 per share in annual increments of 4,000 shares, commencing upon the earlier to occur of (i) January 1, 2001 or (ii) the repayment of 50% of the 12.5% Series I Debentures and 12.5% Series II Debentures and accumulation by the Company of $2 million in retained earnings.


   Pursuant to the terms of the Exchange Offer and effective with the consummation of this offering, the 12.5% Debentures and the outstanding shares of Series A Preferred will be exchanged for $5.46 million aggregate principal amount of 7.5% Convertible Debentures. The 7.5% Convertible Debentures will be convertible at any time at 120% of the public offering price of the Common Stock in the offering (the "Conversion Price") into shares of Common Stock, and will be redeemable at par at any time commencing three years from the date of the Exchange Offer at the option of the Company, but only in the event the Common Stock, at the time a redemption notice is delivered by the Company, has been trading at least at 200% of the Conversion Price for 20 consecutive trading days. The 7.5% Convertible Debentures will be due ten years from the date of consummation of the Exchange Offer and will require interest-only payments payable semi-annually until maturity at which time the entire unpaid principal amount and any unpaid accrued interest will be due and payable.

   The Company has outstanding certain loans and advances from its shareholders and affiliates. At April 30, 1996, the Company had outstanding balances from National Trading, Fine Fragrances and the Bedford Interests in the principal amounts of approximately $1,394,000, $918,000, and $410,000, respectively. These loans or advances generally bear interest at the prime rate and are short-term in nature.

   The purchase price for the assets acquired in the FMG Acquisition included, among other things, approximately $4.3 million in cash, assumption of approximately $3.1 million of current liabilities and $11.1 million aggregate principal amount of 8.5% Subordinated Debentures Due 2004 (the "8.5% Debentures"). The Company also issued to FMG (for assignment to its shareholders and senior management) warrants for an aggregate of 1,075,000 shares of Common Stock, exercisable at $7.50 per share from July 1997 to January 2002. The cash portion of the purchase price was financed from the Credit Facility. The 8.5% Debentures consist of: (i) a $4 million 8.5% Debenture which requires mandatory principal payments of $2 million in May 2000 and 2001 (such payments are subject to acceleration to May 1998 and 1999 if the Company raises a minimum of $10 million of net capital from a public offering of equity securities (the "Financing Condition"); provided that if the Financing Condition is satisfied after May 1998, payment of the entire balance will be due on the later to occur of May 1999, or 30 days after the Financing Condition is satisfied); (ii) a $7 million 8.5% Debenture which requires mandatory annual principal repayments of $2.33 million commencing May 2002, with the remaining balance due May 2004; and (iii) a $100,000 8.5% Debenture which requires mandatory annual principal repayments of $33,000 commencing May 2002, with the remaining balance due May 2004.

   The Company's future liquidity will continue to be dependent upon its relative amounts of current assets (principally cash, accounts receivable and inventories) and current liabilities (principally short-term debt, accrued expenses and accounts payable). Additional inventory requirements and accounts receivable can have a significant impact on the Company's liquidity, particularly during expansion. To date, the Company has not experienced any material adverse problems with the collection of accounts receivable relating to its fragrance operations. A portion of the Company's accounts receivable relating to its fragrance operations is insured by a third party to cover the risk of uncollectibility. However, there can be no assurance that refusals to pay or delays in payment would not have a material adverse effect on the Company's liquidity, results of operations and general financial condition in the future. In addition, as a result of increased sales to department stores of products subject to return rights, the Company expects that it may incur higher levels of returns. The Company establishes reserves and provides allowances for returns at the time of sale, but there can be no assurance that such reserves and allowances will be adequate.

   Further expansion of the Company's operations, including through additional brand acquisitions or the acquisition of exclusive distribution rights to additional fragrance brands, will require increased investment in inventories and accounts receivable, which may negatively impact the Company's cash flow from operations. The Company has discussions from time to time with manufacturers of prestige fragrance brands and with other wholesalers that hold exclusive distribution rights regarding possible acquisitions by the Company of additional exclusive manufacturing and/or distribution rights. The Company currently has no agreements or commitments with respect to any such acquisition, although it periodically executes routine agreements to maintain the confidentiality of information obtained during the course of discussions with such persons. There is no assurance that the Company will be able to negotiate successfully for any such future acquisitions or that it will be able to obtain acquisition financing or additional working capital financing on satisfactory terms for further expansion of its operations. Excluding any additional working capital requirements which may result from expansion of the Company's operations, management of the Company believes that internally generated funds, available financing under the Credit Facility and the net proceeds from this offering will be sufficient to cover the Company's working capital and debt service requirements for at least the next twelve months.

  The characteristics of the Company's business do not generally require it to make significant ongoing capital expenditures. In connection with the renovation of the Facility located in Miami Lakes, Florida, which was acquired in the Merger (see "Business--Properties"), the Company expects to incur construction and renovation costs estimated at $2.0 million. The Company also has a lease on a facility, including a 59,000 square foot building, in Miami, Florida, which it used for its fragrance operations prior to the Merger (the "National Trading Facility"). The lessor of the National Trading Facility is National Trading, and the property has been mortgaged by National Trading as security for its obligations for Industrial Development Revenue Bonds issued through Dade County, Florida which mature on December 1, 2011. The principal balance of these bonds was approximately $2.2 million at January 31, 1996. Future lease obligations of the Company through 2011 under this lease are approximately $2.5 million, including interest. Pending completion of the renovation of the Facility, the Company is continuing to occupy the National Trading Facility as its corporate headquarters. Subsequent to relocation of the corporate headquarters, the Company and National Trading will pursue a potential sale or lease of the National Trading Facility to a third party that would discharge the Company from the lease obligation. There is no assurance that any such sale or lease will be consummated.


IMPACT OF INFLATION AND FOREIGN EXCHANGE FLUCTUATIONS


   Although the Company believes that inflation has not had a material impact on its results of operations, inflation would likely increase the interest rates that the Company pays on its indebtedness. Although large fluctuations in foreign exchange rates could have a material effect on the prices the Company pays for certain products it purchases from outside of the United States, the prices obtainable for sales denominated in foreign currencies and wholesale sales to foreign customers, such fluctuations have not been material to the Company's results of operations to date.


NEW ACCOUNTING PRONOUNCEMENTS


   In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles, held and used by an entity, be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amounts of an asset may not be recoverable. SFAS No. 121 will apply to the Company for the year ended January 31, 1997. The adoption of SFAS No. 121 has not had, and is not expected to have, a material impact on the Company's financial statements. The Company reviews the carrying value of intangible assets on an ongoing basis. If such review indicates that these values may not be recoverable, the carrying value will be reduced to estimated fair value.

   The FASB has also issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). This statement defines a fair value based method of accounting for employee stock options. This statement also permits a company to continue to measure compensation costs for their stock option plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 requires disclosure of the pro forma net income and earnings per share that would be recorded if the fair value method was utilized. The Company plans to continue to utilize the provisions of APB Opinion No. 25 to account for such compensation costs, and will provide the pro forma disclosures required by SFAS No. 123 in fiscal year 1997 financial statements.

                                   BUSINESS

GENERAL


   The Company is a manufacturer and distributor of prestige fragrances and related cosmetic products in the United States, principally to mass-market retailers. The Company has established itself as a distribution source for more than 2,000 brand name items through brand ownership and exclusive distribution arrangements, as well as through nonexclusive direct purchase relationships. The Company currently markets its products to more than 23,600 separate retail locations including Sears, Eckerd Drugs, Wal-Mart, Walgreens, Target, Kmart, T.J. Maxx, Marshalls, Marshall Fields, Macy's, Dayton Hudson and J.C. Penney.

   Over the past two years, the Company has emerged as a premier fragrance distributor by focusing on providing mass-market retailers with a wide selection and reliable source of prestige products and by pursuing brand acquisition opportunities. At the same time, the Company has significantly increased and diversified its customer base while broadening its product mix and increasing its profitability.

   The Company believes that its growth and success have resulted from: (i) management's established relationships with leading fragrance manufacturers and retailers; (ii) its wide selection of highly recognized prestige fragrance and related cosmetic products; and (iii) its ability to provide consistent supply and value-added services to mass-market retailers.


INDUSTRY OVERVIEW

   According to the U.S. Department of Commerce, fragrance and related product sales in the United States were approximately $5 billion in 1995. The United States market for fragrances and related products continues to grow moderately. The growth is generally attributed to new product introductions appealing to a broader segment of the market, population growth, increasing numbers of middle aged consumers and product innovation such as special sizes and new product formulations.

   Fragrance products are generally distributed through two channels of distribution: (i) the prestige market, which includes department stores and specialty retailers; and (ii) the mass market, which includes mass-market retailers, food and drug stores and direct selling firms including house-to-house and home television shopping companies. In recent years, the market has experienced a significant shift in the purchasing habits of consumers away from higher priced department stores to mass-market retailers. The Company believes that this trend is indicative of an increasing desire among U.S. consumers to acquire prestige fragrance products at the best value. Nevertheless, the Company believes that successful launching and continued marketing support of a brand in the prestige distribution channel is essential to establish and maintain the brand's prestige status and marketability in the mass market.

   Manufacturers of prestige fragrances have historically restricted direct sales of their products in the United States primarily to prestige department stores and specialty stores. As a result, mass merchandisers have traditionally obtained prestige products from secondary sources. Historically, the secondary sources available to the mass market have been limited to (i) direct distributors such as the Company, which receive products directly from perfume manufacturers, and (ii) distributors of prestige products manufactured by, or distributed to, foreign sources for foreign distribution, which are diverted to the United States ("Diverted Sources"). Courts are currently divided as to the extent to which trademark, copyright or other laws, regulations or decisions may restrict the importation of trademarked or copyrighted fragrance products through Diverted Sources without the consent of the trademark or copyright owner.

   The Company believes there are a number of significant trends currently impacting the mass-market segment that it expects will contribute to its continued growth, including: (i) increasing acceptance of self-service shopping; (ii) lessening of the historical distinctions between prestige and mass-market lines, as mass-market manufacturers upgrade their products and packaging and prestige manufacturers target new buyers with lower priced or specially targeted products; (iii) an increasing desire by retailers to purchase more efficiently and to buy more products from fewer vendors; (iv) sustained and, in some instances, increasing demand for classic, prestige fragrances; and (v) more upscale images communicated by mass merchandisers in their advertising.

STRATEGY


   The Company's objective is to maintain and enhance its position as a manufacturer and distributor of prestige fragrance and related cosmetic products. In order to achieve this objective, the Company's strategy includes the following:

   ACQUIRE CONTROL OF ADDITIONAL FRAGRANCE BRANDS. The Company is focused on acquiring ownership of or exclusive distribution rights to highly recognized prestige fragrance brands. The Company has acquired control of several prestige fragrance brands, including Geoffrey Beene and Halston. The Company believes that it enhances its product offerings and increases its sales and profit margins by acquiring direct control, through ownership or through exclusive license arrangements, of the distribution of prestige fragrance brands that have established consumer loyalty. Brand ownership or (depending upon the terms of the license) exclusive distribution allows the Company to manage the brand so as to preserve and enhance the brand's prestige value in the market and at the same time implement strategies intended to increase the brand's overall long-term profit contribution. Such strategies typically include managing sales volumes, pricing, advertising and promotions, packaging and gift set design, international marketing and other factors in a manner intended to best position the brand in each of its different market segments. Management believes that the Company's position and reputation have assisted the Company in acquiring ownership of or exclusive distribution rights to prestige fragrance brands, particularly when, as with Geoffrey Beene and Halston, the Company has already served as a direct distributor of the brand. The Company has no current agreements or commitments for any additional acquisitions, and there is accordingly no assurance that the Company will be able to complete any future acquisitions.

   FURTHER EXPAND DIRECT DISTRIBUTION. The Company intends to continue to expand its distribution business and increase its sales to the mass market by: (i) increasing the number of prestige brands it distributes, (ii) increasing the number of manufacturers for which it serves as a direct distributor; (iii) expanding its customer base to include additional mass-market retailers not presently served by the Company; and (iv) developing and implementing innovative marketing and merchandizing programs targeted to address the requirements of its retailer customers, especially within the mass market. Management believes that the Company's ability to further expand its distribution business is enhanced by the competitive position it has already achieved. In particular, the Company's broad selection of prestige fragrances, its market presence as an established distributor to a large number of mass-market stores and its value-added service capabilities, combined with management's long-standing relationships with a number of leading manufacturers and retailers, are considered by management to be important to the Company's continued success and growth. The Company also believes that, as a direct distributor, it has the ability to offer mass-market retailers a more predictable and reliable source of supply of quality-assured products than can be offered by Diverted Sources with which the Company competes.

   PROVIDE VALUE-ADDED SERVICES. The Company believes that its success and growth have been and will continue to be enhanced by its ability to add value as a distributor for its retail customers beyond the mere provision of product. The Company's sales and marketing personnel work closely with major retailers to, among other things: (i) develop merchandising programs that are designed to improve sales and profitability and that are specific to the customer's business and marketing strategy; (ii) create regularly planned promotional campaigns and in-store displays designed to maximize sales during peak selling periods; and (iii) design model stock assortments and planograms for the effective layout of the customer's fragrance and cosmetics departments. Many of these services are particularly attractive to mass-market retailers, which traditionally have not received such services from other suppliers. The Company also works with major manufacturers and retailers to offer innovative packaging of fragrance and cosmetic products with differentiated gift sets designed for different distribution channels, including department stores and the mass market. In addition, the Company's information systems allow it to assist its customers in formulating assortment plans on a store-by-store basis, for individual brands and within the prestige fragrance category as a whole. The Company also offers innovative services designed to provide operational benefits to its retailer customers, such as U.P.C. coding, processing of orders on a "paperless" basis through electronic data interchange ("EDI") and electronic source/anti-theft tagging ("EAS").

   Management believes that its expertise, and the Company's competitive strengths, are concentrated in the business of distributing and managing prestige fragrance and related cosmetic brands that have well established consumer loyalty. The Company does not engage, and has no plans to engage, in Diverted Source activities and does not intend to open stores or otherwise engage in retail sales.


COMPANY HISTORY


   French Fragrances, Inc. was formed as a privately held Florida corporation on June 26, 1992 by Rafael Kravec and a group of investors represented by Bedford in order to acquire the fragrance-related net assets of National Trading. National Trading, a privately held Florida corporation controlled by Rafael Kravec, the Company's President and Chief Executive Officer, had been engaged in the manufacture and distribution of gold jewelry and other gift items and, beginning in 1981, had also been engaged in the purchase and United States mass-market distribution of prestige perfumes and other fragrance products. National Trading's fragrance-related net sales grew rapidly, and, in 1989, National Trading became an authorized, nonexclusive distributor of the Geoffrey Beene fragrance and related cosmetic brands in the United States. In 1992, Rafael Kravec determined to acquire the interests of National Trading's three other shareholders, to wind down National Trading's jewelry and gift items business and, with the financial investment and managerial support of the Bedford Interests, to concentrate on expanding the fragrance distribution business, which was acquired by French Fragrances, Inc. on July 2, 1992.

   The Company continued to experience rapid growth as a distributor of prestige fragrances to the United States mass market. To further enhance its distribution relationships, profitability and industry position, the Company began acquiring ownership or exclusive United States distribution rights to a selection of prestige fragrance and cosmetic brands. As a result of its growth, the Company determined that its existing physical facilities had become inadequate and on November 30, 1995, it acquired its Facility in Miami Lakes, Florida and became a publicly held company through the merger of FFI with and into Suave.


PRODUCTS

   The Company sells prestige fragrances and related cosmetic products, including perfume, cologne, eau de toilette, body spray, men's cologne and after-shave, and gift sets. Each fragrance is distributed in a variety of sizes and packaging arrangements. In addition, each fragrance line may be complemented by body products, such as soaps, deodorants, body lotions, cremes and dusting powders. The Company's products generally retail at prices ranging from $12 to $100 per item.

   The Company uses third-party contract manufacturers in the United States and Europe to obtain substantially all raw materials, components and packaging products and for the manufacture of finished products relating to the Halston and Geoffrey Beene fragrance products. The Company currently obtains its materials for these products from a limited number of manufacturers and other suppliers. Management believes that the Company's relationships with these manufacturers are good and that there are sufficient alternatives should one or more of these manufacturers become unavailable. Delays in the delivery of products due to the unavailability of an existing manufacturer could, however, have a material adverse effect on the Company's financial position and results of operations.

   Products purchased for distribution by the Company are supplied to the Company in finished goods form and are generally acquired directly from major international fragrance manufacturers. The

Company currently purchases more than 1,700 different brand name items from various fragrance manufacturers and continues to seek to expand its base of fragrance manufacturers. As of May 31, 1996, the percentages of the Company's total brand name items attributable to (i) products in the Halston and Geoffrey Beene fragrance lines, (ii) products provided by manufacturers or suppliers under exclusive distribution contracts and (iii) products provided by manufacturers or suppliers under nonexclusive distribution arrangements were 15.2%, 40.1% and 44.7%, respectively.

   Except as to fragrance products provided by manufacturers or suppliers under exclusive distribution contracts, the Company, as is customary in its industry, does not have long-term or exclusive contracts with manufacturers or suppliers. Purchases from manufacturers or suppliers which do not have exclusive distribution contracts with the Company are generally made pursuant to purchase orders. The Company's ten largest suppliers accounted for approximately 90% of the Company's purchases during the fiscal year ended January 31, 1996. The loss of, or a significant adverse change in, the relationship between the Company and any of its major suppliers could have a material adverse effect on the Company's financial condition and results of operations.


LICENSING AND EXCLUSIVE DISTRIBUTION AGREEMENTS

   Except for its Halston and Geoffrey Beene products, substantially all of the Company's products are covered by trademarks owned by others. Management does not believe that its business, other than with respect to the Halston and Geoffrey Beene fragrance products, is dependent upon any particular trademark, license or similar property. Management believes that the Halston trademarks and the Geoffrey Beene license and trademarks are important to its business.

   HALSTON. In March 1996, the Company, directly and through its subsidiary Halston Parfums, Inc. ("Halston Parfums"), acquired from Halston Borghese, Inc. and its affiliates certain assets, including trademark registrations in the United States and trademark registrations and applications in numerous other countries for the Halston and related product brands, including HALSTON, CATALYST, 1-12 and Z-14. The Company had been a direct distributor of the Halston brands in the United States, which has been the primary market for the Halston fragrance products. The Company also has patent registrations in the United States for bottle designs associated with certain of the Halston fragrance products.

   GEOFFREY BEENE. The Company, through its subsidiary GB Parfums, Inc. ("GB Parfums"), acquired in March 1995 certain assets from Sanofi Beaute, Inc. ("Sanofi"), including an exclusive worldwide license from Geoffrey Beene, Inc. to manufacture and sell Geoffrey Beene fragrance and related products, including the GREY FLANNEL, BOWLING GREEN and CHANCE brands. The Company had been a direct distributor of the Geoffrey Beene brands in the United States, which has been the primary market for the Geoffrey Beene brand products. GB Parfums has trademark registrations and applications in the United States and in numerous other countries for these brands. The license agreement has an initial term of 30 years from February 1995, subject to automatic extensions for successive ten-year periods unless earlier terminated by GB Parfums in accordance with the agreement. In addition to certain consulting and other payments required to be made by GB Parfums, GB Parfums is obligated to pay royalties based on 3% of net sales of Geoffrey Beene fragrance products, which royalty payments decrease if Mr. Geoffrey Beene ceases to design apparel in the field of high fashion using his own name.

   COFCI. Since 1990, Fine Fragrances, in which the Company has a 49.99% equity interest, has had an agreement with Cofci for the exclusive North American distribution of fragrances and related products, including the SALVADOR DALI, LAGUNA, DALISSIME, CAFE, TAXI and WATT brands. The agreement expires in July 1997, subject to earlier termination by Cofci if Fine Fragrances were to cease to purchase certain minimum levels of product.


   GALENIC ELANCYL. In October 1995, the Company entered into a five-year agreement (which is automatically renewable for successive three-year terms unless either party gives written notice prior to the applicable term) with Pierre Fabre, a large French skin care manufacturer, pursuant to which the Company serves as the exclusive distributor in the United States of Galenic Elancyl skin care products.

   BENETTON. In December 1995, the Company entered into an agreement with Benetton S.A.B., USA, with an initial term through December 31, 2000 (which is automatically renewable for successive five-year terms unless either party gives written notice prior to the applicable term) pursuant to which the Company serves as the exclusive distributor in the United States of the Benetton fragrance lines, including the COLORS OF BENETTON and TRIBU brands.


   FACONNABLE. In May 1996, the Company acquired from FMG a distribution agreement with Fairtrade Sarl having an initial term through June 1999, pursuant to which the Company serves as the exclusive distributor in the United States of the FACONNABLE fragrance lines. The distribution agreement automatically renews for two successive five-year terms unless the Company terminates the agreement at the end of the initial term.

   LAPIDUS. In May 1996, the Company acquired from FMG a distribution agreement with Les Parfums Ted Lapidus, S.A. having an initial term through June 1999, pursuant to which the Company serves as the exclusive distributor in the United States of the LAPIDUS, FANTASME and CREATION fragrance lines. The distribution agreement automatically renews for two successive five-year terms unless the Company terminates the agreement at the end of the initial term.

   OMBRE ROSE. In May 1996, the Company acquired from FMG a distribution agreement with Inter Parfums, S.A. with a minimum term through December 31, 2003, pursuant to which the Company serves as the exclusive distributor in the United States of the OMBRE ROSE, OMBRE D'OR and OMBRE BLEUE fragrance lines.

   OTHERS. In May 1996, the Company acquired from FMG a number of exclusive distribution agreements pursuant to which the Company serves as the exclusive distributor in the United States for a number of additional prestige fragrance brands, including BALENCIAGA POUR HOMME, CHEVIGNON, TALISMAN, WITNESS, NIKI DE SAINT PHALLE, BOGART, RUMBA, LE DIX, PRELUDE and ONE MAN SHOW. These agreements generally extend through 1998 or 1999 and are generally automatically renewable for successive five-year terms unless either party gives written notice prior to the end of the applicable term.


MARKETING AND SALES


   In the United States and Canada, the Company has established its own sales and marketing staff and also utilizes independent sales representatives. As a result of the Halston Acquisition and FMG Acquisition, the Company significantly increased its sales and marketing force. At May 31, 1996, the Company's sales and marketing force consisted of 18 sales and marketing employees and approximately 100 independent sales representatives. In general, each sales employee and representative is assigned sales responsibility for a customer or territory. The Company's sales and marketing employees and representatives routinely visit retailers to assist in the merchandising, layout and stocking of selling areas.


   The Company's senior sales and marketing personnel support the efforts of its sales employees and representatives by working with the merchandise managers, lead buyers and marketing departments of its major retailer customers to develop advertising and promotional plans tailored to these customers' retail needs. The Company's sales and marketing personnel frequently work with customers to (i) assist in the development of merchandising and promotional programs and budgets for specific products or selling seasons, (ii) design model schematic planograms for the budgeting of the customer's fragrance and cosmetics departments, (iii) identify trends in consumer preferences and (iv) conduct training programs for the retailers' sales personnel.


   The Company nationally advertises its Halston, Geoffrey Beene and Galenic Elancyl products both directly in leading men's and women's magazines and through cooperative advertising in association with major retailers. The Company also promotes the sale of its products through the use of gift-with-purchase programs, sales personnel incentive commissions and purchase-with-purchase programs.

   It has been an industry practice for businesses that market fragrances and cosmetics to prestige department stores to provide the department stores with rights to return merchandise. The Company limits return rights to certain promotional items offered in its Halston, Geoffrey Beene and Galenic Elancyl lines to prestige department stores. The Company does not offer any other return rights and seeks to limit sales of such promotional products to each retailer to volumes that the Company believes can be sold through the retailer's customer base. The Company establishes reserves and provides allowances for returns of such products at the time of sale. To date, the Company's returns have not exceeded its reserves and allowances, although there can be no assurance that such reserves and allowances will be adequate in the future. As a percentage of gross sales (net sales plus returns, reserves and allowances), returns were approximately 2.6%, 1.4%, 1.8% and 1.9%, respectively, for the fiscal year ended June 30, 1994, the seven-month fiscal year ended January 31, 1995, the fiscal year ended January 31, 1996 and the three months ended April 30, 1996.

   Marketing and sales activities outside the United States and Canada relate primarily to Geoffrey Beene and Halston products and are conducted through arrangements with independent distributors. The Company's export sales department in Miami, Florida coordinates the Company's relationship with various international fragrance distributors and assists them in developing promotional campaigns and marketing budgets for individual foreign markets. Revenues related to export sales were not material during the Company's last three fiscal years.

   A portion of the Company's accounts receivable are insured from risk of uncollectibility by Heller Intercredit Company, a division of Heller Financial, Inc. See Note 1 of Notes to Consolidated Financial Statements of the Company.


DISTRIBUTION


   The Company concentrates its distribution efforts in the United States and Canada in department stores and mass-market retail locations, such as Walgreens, Target, Eckerd Drugs, Wal-Mart, Kmart, Ross, T.J. Maxx and Marshalls. With respect to the Halston, Geoffrey Beene, Galenic Elancyl and certain other fragrance products, the Company also sells to prestige department stores such as Macy's, Marshall Fields, Dayton Hudson, Sears and J.C. Penney, as well as perfumeries, duty-free stores and specialty stores. In addition, with respect to the Halston and Geoffrey Beene fragrance products, the Company intends to expand the distribution of these products worldwide.

   As is customary in the fragrance industry, the Company does not have long-term or exclusive contracts with its retailer customers. Sales to customers are generally made pursuant to purchase orders. The Company believes that its continuing relationships with its customers are based upon its prior performance. The Company's ten largest customers accounted for approximately 44% of net sales for the fiscal year ended January 31, 1996. No single customer accounted for more than 10% of net sales for the same period. The loss of, or a significant adverse change in, the relationship between the Company and any of its key customers could have a material adverse effect on the Company's financial condition and results of operations.

   A majority of the Company's customers require rapid shipment of products. The Company generally attempts to fill orders within two days from the receipt of a purchase order, and all orders are subject to cancellation without penalty by the customer until shipment. Accordingly, management does not consider backlog to be a significant indication of future sales activities. All orders are packaged by Company employees and most merchandise is shipped to customers by common carriers. In addition to expedient delivery, the Company addresses its individual customer needs by offering its customers U.P.C. coding, advance price ticketing, case packing, drop ship programs (direct to store), shrink-wrap, EAS and EDI capabilities.


SEASONALITY


   The Company generally has higher sales in the second half of its fiscal year as a result of increased demand by retailers in anticipation of, and during, the holiday season.

MANAGEMENT INFORMATION SYSTEM

   The Company's management information system provides on-line, real-time, fully integrated information for its sales, purchasing, warehouse and financial departments. The order entry portion of the system is designed around EDI to provide enhanced turnaround and reduced opportunity for errors in orders and invoicing for both the Company and its customers. The system forms the basis for a number of the value-added services that the Company provides to its customers, including inventory replenishment, customer billing, sales analysis, product availability and pricing information, and expedited order processing. This system has been, and will continue to be, enhanced on an ongoing basis to provide improved service to the Company's customers through quicker response times in shipments, customer service, and sales information and to provide the Company's management the ability to identify opportunities for increased efficiencies and cost savings.

COMPETITION


   The fragrance industry is highly competitive and at times subject to rapidly changing consumer preferences and industry trends. The Company competes with other distributors, Diverted Sources, manufacturers of mass-market fragrances and other manufacturers of prestige fragrances. Competition is generally a function of assortment and continuity of merchandise selection, price, timely delivery and level of in-store customer support. The Company believes that it competes primarily on the basis of (i) its established relationships with its fragrance manufacturer suppliers and, in particular, its ability to offer mass-market retail accounts a reliable, direct supply of prestige fragrances and related cosmetic products at competitive prices, and (ii) its emphasis on providing value-added customer services to its mass-market retail customers. There are products which are better known than the products produced for or distributed by the Company. Many of the Company's competitors are substantially larger and more diversified, and have substantially greater financial and marketing resources, than the Company, as well as greater name recognition and the ability to develop and market products similar to and competitive with those distributed by the Company.

EMPLOYEES

   At May 31, 1996, the Company employed 139 full-time and part-time persons. None of the Company's employees are covered by a collective bargaining agreement, and the Company believes that its relationship with its employees is satisfactory. The Company also uses the services of independent contractors in various capacities, including sales representatives and information systems personnel.

PROPERTIES

   The Company's distribution Facility is located at 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014 in a building owned by the Company on a tract of land comprising approximately thirteen acres. The Company has issued a mortgage on the Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Facility contains approximately 205,000 square feet of assembly, distribution, shipping and storage space and approximately 25,000 square feet of office space. The Company is renovating the Facility, and management expects to complete the renovation and to relocate its executive offices to the Facility during the summer of 1996. The Company also leases from National Trading the National Trading Facility, which had housed the Company's distribution facilities prior to the Merger and which presently houses the executive offices of the Company. Pending completion of the renovation of the Facility, the Company is continuing to occupy the National Trading Facility as its corporate headquarters. Subsequent to relocation of the corporate headquarters, the Company and National Trading will pursue a potential sale or lease of the National Trading Facility to a third party that would discharge the Company from the lease obligation. There is no assurance that any such sale or lease will be consummated.


LEGAL PROCEEDINGS

   The Company is not involved in any pending legal proceedings that are believed by management to be material to the Company's business, financial condition or results of operations.

                                  MANAGEMENT


   The following table sets forth information regarding the Company's directors and executive officers:


 NAME                   AGE  POSITION
- --------------------------------------------------------------------------------
J.W. Nevil Thomas  .. 58     Chairman of the Board
E. Scott Beattie  ... 37     Vice Chairman and Assistant Secretary
Rafael Kravec ....... 64     President, Chief Executive Officer and Director
Gretchen Cuzydlo  ... 35     Vice President--Marketing
Joseph M. Gilfarb  .. 46     Vice President--Sales
Saul Kravec ......... 33     Vice President--Sales
Oscar E. Marina  .... 36     Vice President, General Counsel and Secretary
William J. Mueller  . 49     Vice President--Operations, Chief Financial Officer
                             and Treasurer
Fred Berens ......... 53     Director
Richard C.W. Mauran   62     Director
George Dooley ....... 63     Director


   The business experience, principal occupations and employment as well as the periods of service of each of the directors and executive officers of the Company during the last five years are set forth below.


   J.W. NEVIL THOMAS has served as Chairman of the Board of the Company since its formation in July 1992. Since 1970, Mr. Thomas has served as President of Nevcorp Inc. ("Nevcorp"), a financial and management consulting firm which is controlled by Mr. Thomas and has a monitoring agreement with the Company. Mr. Thomas is Chairman of the Board of Bedford and a director of BCFC, Pet Valu, Inc. and PMC International Inc.


   E. SCOTT BEATTIE has served as Vice Chairman of the Board and Assistant Secretary of the Company since January 1995. Since September 1989, Mr. Beattie has served as President of ESB Consultants, Inc. ("ESB"), a financial and management consulting firm which is controlled by Mr. Beattie and has a monitoring agreement with the Company. Mr. Beattie has also served as Executive Vice President of Bedford since March 1995 and as Vice President of Bedford from September 1989 to March 1995. Mr. Beattie is a director of Bedford, Microbix Biosystems, Inc. and Janna Systems Inc.

   RAFAEL KRAVEC has served as President and Chief Executive Officer and as a director of the Company since its formation in July 1992. Mr. Kravec has also served as President and Chief Executive Officer and as a director of (i) GB Parfums since its formation in March 1995, (ii) Halston Parfums since its formation in March 1996, (iii) Fine Fragrances since March 1990 and (iv) National Trading, a company controlled by Mr. Kravec, since 1981. Rafael Kravec is the father of Saul Kravec.

   GRETCHEN CUZYDLO has served as Vice President--Marketing of the Company since May 1993. Ms. Cuzydlo has also served as Vice President--Marketing of Fine Fragrances since May 1993. From August 1991 to May 1993, Ms. Cuzydlo was Vice President--Marketing of Cosmyl Corporation, a cosmetics company. From 1988 until August 1991, Ms. Cuzydlo was Marketing Manager for Cosmar Corporation, a manufacturer of nail care and cosmetic items.

   JOSEPH M. GILFARB has served as Vice President--Sales of the Company since December 1992. Mr. Gilfarb started with the Company as a sales representative in April 1991 and was promoted to Sales Manager in May 1992 before serving as Vice President--Sales. From April 1990 to April 1991, Mr. Gilfarb worked as a sales representative for S.T.C. Trading, a division of Quality King Distributors, Inc., a fragrance distributor. Prior to that time, Mr. Gilfarb worked for Perfumania Holding Corporation as a sales manager.

   SAUL KRAVEC has served as Vice President--Sales of the Company since March 11, 1996. Prior to that time, he had served as Vice President, General Counsel and Secretary of the Company since its formation in July 1992. From October 1989 until July 1992, Mr. Kravec served as General Counsel and Sales Manager of National Trading, working primarily in the perfume division which was acquired by the Company in July 1992. Saul Kravec is the son of Rafael Kravec.

   OSCAR E. MARINA has served as Vice President, General Counsel and Secretary of the Company since March 1996. Mr. Marina has also served as Secretary of GB Parfums and Halston Parfums since March 1996. From October 1988 until March 1996, Mr. Marina was an attorney with the law firm of Steel Hector & Davis LLP in Miami, becoming a partner of the firm in January 1995.

   WILLIAM J. MUELLER has served as Vice President--Operations, Chief Financial Officer and Treasurer of the Company since April 1993. Mr. Mueller has also served as Vice President--Finance and Chief Financial Officer of Fine Fragrances since April 1993 and Treasurer of GB Parfums and Halston Parfums since March 1996. From May 1991 to August 1992, Mr. Mueller was Vice President, Chief Financial Officer and Treasurer of Homeowners Group, a real estate marketing company. From February 1986 to December 1990, Mr. Mueller was Vice President, Controller and Chief Accounting Officer of Square D Company, an electrical equipment manufacturer. Mr. Mueller is a certified public accountant.

   FRED BERENS has served as a director of the Company since its formation in July 1992. Mr. Berens has served as Senior Vice President Investments of Prudential Securities, Inc., an investment banking firm, since March 1965. Mr. Berens previously served as a director of Suave until December 1994. Mr. Berens will receive a finder's fee from the Underwriters equal to 2% of the underwriting discount. See "Underwriting."


   RICHARD C.W. MAURAN has served as a director of the Company since its formation in July 1992. Mr. Mauran is a private investor and serves as Chairman and Chief Executive Officer of BCFC and as a director of Bedford, Microbix Biosystems, Inc., Pet Valu, Inc., Premdor, Inc., Cara Operations Ltd. and US Physical Therapy, Inc.


   GEORGE DOOLEY has served as a director of the Company since March 1996. Mr. Dooley has served as President and Chief Executive Officer of (i) Community Television Foundation of South Florida, Inc., a not-for-profit corporation supporting, and a licensee of, public television station WPBT Channel 2, since 1955, (ii) WPBT Communications Foundation, Inc., a not-for-profit corporation supporting public television station WPBT Channel 2, since 1981 and (iii) Comtel, Inc., a company providing television facilities to television producers, since 1981.


   All directors of the Company are elected annually and serve until the next annual meeting of the shareholders or until their successors have been duly elected and qualified. Officers are elected annually by the Board and serve at the discretion of the Board.

COMMITTEES OF THE BOARD


   The Board has a Compensation Committee consisting of Messrs. Berens and Dooley to determine the compensation of the Company's executive officers and to administer the Company's Stock Option Plans. See "Stock Option Plans" and "Certain Transactions." In addition, the Company has an Audit Committee consisting of Messrs. Thomas, Berens and Dooley to oversee the procedures, scope and results of the annual audit and review the services provided by the Company's independent public accountants.

EXECUTIVE COMPENSATION

   The following table sets forth information concerning the compensation paid by the Company for the fiscal year ended January 31, 1996, the seven months ended January 31, 1995 and the fiscal years ended June 30, 1994 and 1993, respectively, to the Company's Chief Executive Officer and the four other executive officers of the Company whose compensation exceeded $100,000 (the "Named Executives").


                          SUMMARY COMPENSATION TABLE


                                      ANNUAL COMPENSATION
                                   -------------------------
NAME AND                FISCAL
PRINCIPAL POSITION    PERIOD (1)     SALARY        BONUS (2)
- ------------------- -------------  -----------     ---------
Rafael Kravec           1/31/96       $250,000     $ 90,000
 President and          1/31/95       $134,692     $125,000
 Chief Executive        6/30/94       $174,308     $ 35,000
 Officer                6/30/93       $182,292        --

Joseph M. Gilfarb       1/31/96       $130,000     $ 25,000
 Vice President--       1/31/95       $ 52,500     $ 97,746
 Sales                  6/30/94       $ 90,000     $ 69,130
                        6/30/93       $  4,988     $ 44,389

Saul Kravec             1/31/96       $130,000     $ 40,000
 Vice President--       1/31/95       $ 77,500     $ 40,000
 Sales                  6/30/94       $ 99,462     $ 20,000
                        6/30/93       $ 79,385        --

William J. Mueller      1/31/96       $130,000     $ 40,000
 Vice President--       1/31/95       $ 76,060     $ 40,000
 Operations and         6/30/94       $113,173     $ 25,000
 Chief Financial        6/30/93(4)    $ 23,846        --
 Officer

Gretchen Cuzydlo        1/31/96       $123,077     $ 40,000
 Vice President--       1/31/95       $ 52,500     $ 20,000
 Marketing              6/30/94       $ 58,327     $  5,000
                        6/30/93(5)    $  5,192        --


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                          ANNUAL             LONG-TERM
                        COMPENSATION        COMPENSATION
                      ---------------  ----------------------
                                         STOCK
NAME AND               OTHER ANNUAL     OPTIONS      LTIP         ALL OTHER
PRINCIPAL POSITION    COMPENSATION(3)  AWARDS(#)   PAYOUTS($)   COMPENSATION($)

Rafael Kravec               --             --          --             --
 President and              --         106,800         --             --
 Chief Executive            --             --          --             --
 Officer                    --             --          --             --

Joseph M. Gilfarb           --             --          --             --
 Vice President--           --          53,400         --             --
 Sales                      --             --          --             --
                            --             --          --             --

Saul Kravec                 --             --          --             --
 Vice President--           --          53,400         --             --
 Sales                      --             --          --             --
                            --             --          --             --

William J. Mueller          --             --          --             --
 Vice President--           --          53,400         --             --
 Operations and             --             --          --             --
 Chief Financial            --             --          --             --
 Officer

Gretchen Cuzydlo            --             --          --             --
 Vice President--           --          53,400         --             --
 Marketing                  --             --          --             --
                            --             --          --             --

- -----------
(1) The amounts shown for "1/31/95" are for the seven months ended January 31, 1995; the amounts shown for "1/31/96," "6/30/94" and "6/30/93" are for the fiscal years ended January 31, 1996, June 30, 1994 and June 30, 1993, respectively. Effective January 31, 1995, the Company changed its fiscal year end from June 30 to January 31.

(2) Pursuant to the terms of Rafael Kravec's employment agreement with the Company, the Company creates an annual bonus pool for Mr. Kravec and the other members of senior management equal to 6% of the pre-tax profit of the Company (the "6% Bonus Pool"). On an annual basis, the Compensation Committee approves the allocation of the 6% Bonus Pool among Mr. Kravec and the other members of the Company's senior management. For Mr. Gilfarb, the amounts set forth under the "Bonus" column for the 1/31/95, 6/30/94, and 6/30/93 periods represent sales commissions.

(3) The amounts reflected in the above table do not include any amounts for perquisites and other personal benefits. The aggregate amount of such compensation for each named executive did not exceed 10% of the total

                               39

    annual salary and bonus of such named executive and, accordingly, has been omitted from the table as permitted by the rules of the Securities and Exchange Commission.

(4) Represents salary from April 5, 1993 through June 30, 1993.

(5) Represents salary from May 26, 1993 through June 30, 1993.

AGGREGATED FISCAL YEAR END OPTION VALUE TABLE.

   The following table sets forth certain information concerning unexercised stock options held by the Named Executives at January 31, 1996. There were no exercises of stock options by the Named Executives during the fiscal year ended January 31, 1996.


                                                               VALUE OF UNEXERCISED
                        NUMBER OF UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS AT
                           AT JANUARY 31, 1996(#)              JANUARY 31, 1996($)
NAME                   ------------------------------  ---------------------------------
                        EXERCISABLE   UNEXERCISABLE       EXERCISABLE     UNEXERCISABLE
                       ------------   --------------   ----------------  ---------------
Rafael Kravec ......      53,400           53,400           $177,555         $177,555
Joseph M. Gilfarb  .      35,600           17,800           $118,370         $ 59,185
William J. Mueller        35,600           17,800           $118,370         $ 59,185
Saul Kravec ........      35,600           17,800           $118,370         $ 59,185
Gretchen Cuzydlo  ..      35,600           17,800           $118,370         $ 59,185


COMPENSATION OF DIRECTORS

   Directors who are employees of the Company or officers or employees of Bedford do not receive any compensation for serving on the Board or any of its committees. Directors who are not employees of the Company and are not employees or officers of Bedford receive an annual retainer of $3,000 and a fee of $500 for each meeting of the Board or a committee of the Board attended. The Board also reimburses all directors for all expenses incurred in connection with their activities as directors. Non-employee directors receive stock options under the Directors' Plan (as defined below). For information on agreements and transactions which the Company has entered into with Bedford and companies affiliated with Messrs. Thomas and Beattie, see "Certain Transactions."


EMPLOYMENT AGREEMENT

   The Company has an employment agreement (the "Employment Agreement") with Rafael Kravec, its President and Chief Executive Officer, whereby he agrees to devote a majority of his business time and energies to the business and affairs of the Company and Fine Fragrances. The term of the Employment Agreement extends to July 2, 2000. The Employment Agreement is automatically renewable for successive one-year periods unless either party gives written notice at least 180 days prior to the end of a term of his or its intention not to renew. The Employment Agreement provides for a base annual salary to be determined by the Board, but in no event less than $120,000. In addition, the Employment Agreement requires the Company to implement the 6% Bonus Pool. See footnote (2) to "Summary Compensation Table." Mr. Kravec is also entitled to participate in the Company's other employee benefits. The total amount of base salary and bonus compensation which Mr. Kravec is entitled to receive may not exceed $500,000 per year. The Employment Agreement provides that Mr. Kravec shall not engage or have an interest in any business competitive with or similar to that engaged by the Company during the term of the agreement and for a period of five years after its termination in the State of Florida or any other geographic area where the Company does business or in which its products are marketed. The Company has no other employment agreements.


STOCK OPTION PLANS


   1995 STOCK OPTION PLAN. In January 1995, the Company's Board of Directors adopted and its shareholders approved the Company's 1995 Stock Option Plan (the "1995 Plan") under which 541,120 shares of Common Stock are currently reserved for issuance upon exercise of stock options. As of May 31, 1996, there were outstanding under the 1995 Plan options to purchase an aggregate of 527,040 shares of Common Stock at exercise prices ranging from $3.30 to $5.25 per share. Such options became exercisable in varying amounts beginning in July 1995 and generally expire five years from their respective grant dates. The 1995 Plan provides for the grant of both incentive stock options intended to qualify as such under
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonqualified stock options to key employees, officers, directors and other persons who provide services for the Company or its subsidiaries. The exercise price per share for incentive stock options may not be less than the fair market value of the Common Stock at the time the option is granted (as defined in the 1995 Plan) and, for nonqualified stock options, the exercise price may not be less than the par value of the Common Stock. The 1995 Plan will expire on, and no options may be granted thereunder after, January 26, 2005, subject to the right of the Board to terminate the 1995 Plan earlier. Subject to the approval of the Company's shareholders at its upcoming annual meeting to be held in June 1996, the Board has amended the 1995 Plan to increase the number of shares of Common Stock available for issuance under the 1995 Plan from 541,120 to 1,500,000. In May 1996, the Compensation Committee granted options to purchase 92,500 shares of Common Stock, subject to shareholder approval of the proposed amendment to the 1995 Plan. These options, which are not treated as outstanding pending such approval, become exercisable at $6.50 per share in three equal installments if and when the Common Stock next trades at $8.00, $11.00 and $15.00, respectively, but no earlier than six months from the date of grant.

   NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. Directors who are not employees of the Company are eligible to participate in the Non-Employee Director Stock Option Plan (the "Directors' Plan"). Currently Messrs. Thomas, Beattie, Berens, Mauran and Dooley are eligible for the grant of stock options under the Directors' Plan. Under the Directors' Plan, each eligible director elected to the Board will be granted an option to purchase 1,000 shares of Common Stock. In addition, each year on the date of the annual meeting of shareholders, if such person has continued to serve as a director until that date, there will automatically be granted to each eligible director who is reelected to the Board an option to purchase 500 shares of Common Stock exercisable at the next annual meeting date. The Board has adopted, subject to approval by the Company's shareholders at its annual meeting to be held in June 1996, an amendment to the Directors' Plan to (i) increase the number of shares of Common Stock available for issuance under the Directors' Plan from 35,600 to 200,000, (ii) increase the number of shares purchasable upon the exercise of the option granted to a director upon election to the Board from 1,000 to 7,000 and (iii) increase the number of shares purchasable upon the exercise of the option granted to a director upon reelection to the Board from 500 to 7,500. The exercise price is based on the fair market value of the Common Stock at the time the option is granted. George Dooley has been granted an option under the Directors' Plan for 7,000 shares of Common Stock exercisable at $6.00 per share, subject to shareholder approval of the Directors' Plan amendment. Pending such approval, this option is not treated as outstanding. No other options have been granted under the Directors' Plan.

   OTHER PLANS. The Company also has two stock option plans, the 1981 Employee Stock Option and Stock Appreciation Plan (the "1981 Plan") and the 1993 Stock Option Plan (the "1993 Plan"), which were established by Suave prior to the Merger. As of May 31, 1996, 795,000 shares of Common Stock were available for issuance under such plans and options to purchase 20,000 shares of Common Stock at $5.25 per share and 45,000 shares at $6.50 per share were outstanding. The Company intends to terminate each of these plans in connection with the approval of the amendments to the 1995 Plan and the Directors' Plan discussed above.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


   Messrs. Thomas and Beattie, the Chairman and Vice Chairman of the Board of the Company, respectively, served as members of the Compensation Committee of the Board for the fiscal year ended January 31, 1996. Messrs. Thomas and Beattie are directors and executive officers of Bedford and are the controlling shareholders of Nevcorp, and ESB, respectively. The Company has monitoring agreements with each of Bedford, Nevcorp and ESB, pursuant to which such entities provide financial advisory services to the Company in exchange for a monitoring fee. See "Certain Transactions--Monitoring Agreements." In addition, from time to time, the Company has borrowed funds from Bedford, and at January 31, 1996, the Company owed Bedford Interests $410,000. During the fiscal year ended January 31, 1996, the Board authorized the payment of a management services fee to Bedford in connection with services performed with respect to the Merger and the acquisition of the Halston fragrance brands. See "Certain Transactions--Management Fees" and "Certain Transactions--Borrowings from Affiliates." BCFC, Bedford's parent company, and other investors in the Bedford Funds have provided financing to the Company in connection with certain acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." For information on the voting power of Bedford relating to the Common Stock, see "Risk Factors--Control by Bedford Capital Corporation and its Affiliates and Rafael Kravec."

                      PRINCIPAL AND SELLING SHAREHOLDERS

PRINCIPAL SHAREHOLDERS


   The following table sets forth, as of May 31, 1996: (i) the ownership of Common Stock by all persons known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; and (ii) the beneficial ownership of Common Stock, Series A Preferred, Series B Convertible Preferred and Series C Convertible Preferred, by (a) directors and nominees (listed by name) of the Company, (b) the Company's chief executive officer and its four other most highly compensated executive officers for the fiscal year ended January 31, 1996, and (c) all directors and executive officers of the Company as a group, without naming them.



                                                                 SERIES A
                                                                 PREFERRED
                                       COMMON STOCK                STOCK
                              -----------------------------    -------------
                                 AMOUNT AND                     AMOUNT AND
                                  NATURE OF                      NATURE OF
NAME AND ADDRESS                 BENEFICIAL      PERCENT        BENEFICIAL
OF BENEFICIAL OWNER (1)         OWNERSHIP (2)  OF CLASS (2)      OWNERSHIP
- -----------------------       ---------------  ------------    -------------
Bedford Capital
  Corporation(3)(4).........     6,440,042         50.6
Bedford Capital Financial
  Corp.(3)(5) ..............       938,747          9.2
J.W. Nevil Thomas(3)(6)  ...       101,301          1.0            --
E. Scott Beattie(3)(7)  ....       201,428          2.1              31
Rafael Kravec(8) ...........     2,948,818         30.1           8,000
Fred Berens(9) .............       728,614          7.5           2,000
Richard C.W. Mauran
  (3)(10) ..................     1,752,722         16.8           2,926
George Dooley(11) ..........         9,000           *             --
Joseph M. Gilfarb(12)  .....        35,600           *             --
Saul Kravec(12) ............        35,600           *             --
William J. Mueller(12)  ....        35,600           *             --
Gretchen Cuzydlo(12) .......        35,600           *             --
Estate of Eugene Ramos  ....     1,203,390         12.4
All directors and executive
  officers as a group
  (11 persons)(13) .........     5,884,283         53.8          12,957

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                SERIES A
                                PREFERRED       SERIES B CONVERTIBLE        SERIES C CONVERTIBLE
                                  STOCK           PREFERRED STOCK              PREFERRED STOCK
                              ------------   -------------------------   --------------------------
                                              AMOUNT AND                  AMOUNT AND
                                               NATURE OF                   NATURE OF
NAME AND ADDRESS                PERCENT       BENEFICIAL    PERCENT       BENEFICIAL     PERCENT
OF BNEFICIAL OWNER (1)          OF CLASS      OWNERSHIP     OF CLASS       OWNERSHIP     OF CLASS
- ----------------------        ------------   -----------  ------------   -------------  -----------
Bedford Capital
   Corporation(3)(4)........
Bedford Capital Financial
   Corp.(3)(5) .............
J.W. Nevil Thomas(3)(6)  ...       --           7,587          2.2          11,682          2.0
E. Scott Beattie(3)(7)  ....        *           5,961          1.7           9,185          1.6
Rafael Kravec(8) ...........      40.0          5,419          1.6           8,835          1.5
Fred Berens(9) .............      10.0           --           --            --              --
Richard C.W. Mauran
  (3)(10) ..................      14.6         84,232         24.4         131,518         23.0
George Dooley(11) ..........       --            --           --            --              --
Joseph M. Gilfarb(12)  .....       --            --           --            --              --
Saul Kravec(12) ............       --            --           --            --              --
William J. Mueller(12)  ....       --            --           --            --              --
Gretchen Cuzydlo(12) .......       --            --           --            --              --
Estate of Eugene Ramos  ....
All directors and executive
officers as a group
  (11 persons)(13)..........      64.8        103,199         29.9         161,228         28.2

- -----------
  *  Less than one percent of the class.

 (1) The address of each of the persons shown in the above table other than Bedford, BCFC and Messrs. Thomas, Beattie and Mauran is c/o French Fragrances, Inc., 14100 NW 60th Avenue, Miami Lakes, Florida 33014. The address of BCFC is Charlotte House, Second Floor, Shirley Street, P.O. Box N964, Nassau, Bahamas. The address of Bedford and Messrs. Thomas, Beattie and Mauran is Scotia Plaza, Suite 4712, Toronto, Canada M5H 3Y2.

 (2) Includes shares of Common Stock issuable upon the conversion of Series B Convertible Preferred and the Series C Convertible Preferred, and upon the exercise of options to acquire Common Stock ("Options"), held by such persons which may be converted or exercised within 60 days after May 31, 1996. A total of 7.12 shares of Common Stock are issuable upon conversion of one share of Series B Convertible Preferred. One share of

     Common Stock is issuable upon conversion of one share of Series C Convertible Preferred.

 (3) The information relating to the Common Stock is based on a Schedule 13D, dated May 15, 1996, which was filed by Bedford, BCFC and Mr. Mauran. See footnote 4.

 (4) The shares of Common Stock shown above represent shares of Common Stock owned by the Bedford Interests (including BCFC and Mr. Mauran). See "Risk Factors--Control by Bedford Capital Corporation and its Affiliates and Rafael Kravec." Such persons or entities have granted Bedford an irrevocable power of attorney to vote any shares of Common Stock, Series A

     Preferred, Series B Convertible Preferred and Series C Convertible Preferred (to the extent the Series A Preferred, the Series B Convertible Preferred or Series C Convertible Preferred is entitled to vote on any matter) which they own or may own in the future. Accordingly, Bedford has sole voting power over all of the shares of Common Stock, Series A Preferred, Series B Convertible Preferred and Series C Convertible Preferred (to the extent the Series A Preferred, Series B Convertible Preferred or Series C Convertible Preferred is entitled to vote on any matter), including the Common Stock issuable upon the conversion of the Series B Convertible Preferred and the Series C Convertible Preferred, but no investment power. The Common Stock includes (i) 3,398,583 shares of Common Stock, (ii) 2,453,417 shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred, (iii) 571,429 shares of Common Stock issuable upon the conversion of the Series C Convertible Preferred and (iv) 16,614 shares of Common Stock issuable upon the exercise of Options held by Mr. Mauran.

 (5) The Common Stock includes (i) 417,801 shares of Common Stock, as to which BCFC has investment power but no voting power, (ii) 419,602 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred, as to which BCFC has investment power but no voting power and
     (iii) 101,344 shares of Common Stock issuable upon the conversion of Series C Convertible Preferred, as to which BCFC has investment power but no voting power. BCFC has investment power, but no voting power with respect to the Series B Convertible Preferred and the Series C Convertible Preferred (to the extent the Series B Convertible Preferred or the Series C Convertible Preferred is entitled to vote on any matter). The beneficial ownership of BCFC is also attributed to Bedford, and these shares appear twice in the above table. See footnote 4.


 (6) The Common Stock includes (i) 35,600 shares of Common Stock issuable upon the exercise of Options held by Mr. Thomas, as to which Mr. Thomas has voting and investment power, (ii) 54,019 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred owned by Nevcorp, as to which Mr. Thomas has investment power but no voting power and (iii) 11,682 shares of Common Stock issuable upon the conversion of Series C Convertible Preferred owned by Nevcorp, as to which BCFC has investment power but no voting power. Mr. Thomas has investment power, but no voting power with respect to the Series B Convertible Preferred and the Series C Convertible Preferred (to the extent the Series B Convertible Preferred or Series C Convertible Preferred is entitled to vote on any matter). The beneficial ownership of Mr. Thomas (other than with respect to the shares of Common Stock issuable upon the exercise of Options held by Mr. Thomas) is also attributed to Bedford and these shares appear twice in the above table. See footnote 4.

 (7) The Common Stock includes (i) 85,600 shares of Common Stock issuable upon the exercise of Options held by Mr. Beattie, as to which Mr. Beattie has investment and voting power, (ii) 64,201 shares of Common Stock beneficially owned by ESB, as to which Mr. Beattie has investment power but no voting power, (iii) 42,442 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred owned by ESB, as to which Mr. Beattie has investment power but no voting power and (iv) 9,185 shares of Common Stock issuable upon the conversion of Series C Convertible Preferred owned by ESB, as to which Mr. Beattie has investment power but no voting power. The Series A Preferred are owned by ESB. Mr. Beattie has investment power but no voting power with respect to the Series A Preferred, the Series B Convertible Preferred and the Series C Convertible Preferred (to the extent the Series A Preferred, the Series B Convertible Preferred or Series C Convertible Preferred is entitled to vote on any matter). The beneficial ownership of Mr. Beattie (other than with respect to the shares of Common Stock issuable upon the exercise of Options held by Mr. Beattie) is also attributed to Bedford, and these shares appear twice in the above table. See footnote 4.

 (8) The information relating to the Common Stock is based on a Schedule 13D, dated April 16, 1996, which was filed by Mr. Kravec. The Common Stock includes (i) 2,848,000 shares of Common Stock beneficially owned by Mr. Kravec, as to which Mr. Kravec has investment power and voting power,
     (ii) 38,583 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred owned by National Trading, as to which Mr. Kravec has sole investment power but no voting power, (iii) 8,835 shares of Common Stock issuable upon the conversion of Series C Convertible Preferred owned by National Trading, as to which Mr. Kravec has sole investment power but no voting power and
     (iv) 53,400 shares of Common Stock issuable upon the exercise of Options held by Mr. Kravec, as to which Mr. Kravec has investment and voting power. Of the Series A Preferred shares, 4,950 are owned by Mr. Kravec directly and 3,050 are owned by National Trading. Mr. Kravec has sole investment and voting power over the Series A Preferred (to the extent the Series A Preferred is entitled to vote on any matter). Mr. Kravec has investment power but no voting power with respect to the Series B Convertible Preferred and the Series C Convertible Preferred (to the extent the Series B Convertible Preferred or the Series C Convertible Preferred is entitled to vote on any matter). The beneficial ownership of Series B Convertible Preferred, Series C Convertible Preferred and the Common Stock issued upon the conversion thereof is also attributed to Bedford, and these shares appear twice in the above table. See footnote 4.

 (9) The information relating to the Common Stock is based on a Schedule 13D, dated April 16, 1996, which was filed by Mr. Berens. The Common Stock includes (i) 712,000 shares of Common Stock beneficially owned by Mr. Berens, as to which Mr. Berens has sole voting and investment power and
     (ii) 16,614 shares of Common Stock issuable upon the exercise of Options held by Mr. Berens, as to which Mr. Berens has sole voting and investment power.

(10) The Common Stock includes (i) 893,446 shares of Common Stock, as to which Mr. Mauran has investment power but no voting power, (ii) 111,413 shares of Common Stock beneficially owned by Devonshire Trust ("Devonshire"), a trust of which Mr. Mauran is a trustee, as to which Mr. Mauran has investment power but no voting power, (iii) 110,680 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred owned by Devonshire, as to which Mr. Mauran has investment power but no voting power, (iv) 489,051 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred beneficially owned by Euro Credit Investments Limited ("Euro Credit"), a company controlled by Mr. Mauran, as to which Mr. Mauran has investment power but no voting power, (v) 108,254 shares of Common Stock issuable upon the conversion of Series C Convertible Preferred, (vi) 23,264 shares of Common Stock issuable upon the conversion of Series C Convertible Preferred owned by Devonshire, as to which Mr. Mauran has investment power but no voting power and (vii) 16,614 shares of Common Stock issuable upon the exercise of Options held by Mr. Mauran, as to which Mr. Mauran has investment power but no voting power. Mr. Mauran has investment power but no voting power with respect to the Series A Preferred, the Series B Convertible Preferred and the Series C Convertible Preferred (to the extent the Series A Preferred, Series B Convertible Preferred or the Series C Convertible Preferred is entitled to vote on any matter). The beneficial ownership of Mr. Mauran is also attributed to Bedford, and these shares appear twice in the above table. See footnote 4.

(11) Owned together with his spouse as joint tenants with right of survivorship.

(12) Represents shares of Common Stock issuable upon the exercise of options.

(13) The Common Stock includes (i) 734,775 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred, (ii) 161,228 shares of Common Stock issuable upon the conversion of Series C Convertible Preferred and (iii) 350,228 shares of Common Stock issuable upon the exercise of Options.

SELLING SHAREHOLDERS


   The Selling Shareholders listed in the table below have indicated their intentions to sell the numbers of shares of Common Stock set forth opposite their respective names. The table sets forth information with respect to the beneficial ownership of Common Stock by each Selling Shareholder as of May 31, 1996 and as adjusted to reflect the sale of 3,250,000 shares of Common Stock by the Company and 1,750,000 shares of Common Stock by the Selling Shareholders in this offering. All information with respect to stock ownership of the Selling Shareholders has been furnished by the respective Selling Shareholders. To the knowledge of the Company, other than as set forth in the footnotes to the following table, there is no position, office or other material relationship between any of the Selling Shareholders and the Company, nor have any such material relationships existed within the past three years.



                                                                                                   SHARES OF
                                                                                                 COMMON STOCK
                                            NUMBER OF SHARES                                  BENEFICIALLY OWNED
                                            OF COMMON STOCK         NUMBER OF SHARES       AFTER THIS OFFERING (2)
NAME AND RELATIONSHIP                      BENEFICIALLY OWNED       OF COMMON STOCK       ------------------------
WITH COMPANY OR AFFILIATES, IF ANY (1)   PRIOR TO THIS OFFERING  BEING OFFERED FOR SALE     NUMBER       OF CLASS
- --------------------------------------   ----------------------  ----------------------   ---------      ---------
Rafael Kravec (3) ..................         2,948,818                 475,000            2,733,818        20.6
The Manufacturers Life
Insurance Company ..................           508,854                 200,000              340,554         2.6
Merchant Private Ltd. ..............           271,750                 200,000              103,450          *
Douglas McCutcheon .................           207,008                 100,000              112,817          *
Imperial Life Assurance Company
  of Canada ........................           203,818                 120,000              107,602          *
Canmerge Consultants Limited  ......           202,590                  10,000              195,557         1.5
First Marathon Capital Corp.  ......           183,296                 100,000               99,151          *
Gray Capital Corporation ...........           183,296                 100,000               99,151          *
B No. 1 Inc. .......................           135,878                 100,000               51,733          *
Cairn Capital Inc. .................           135,878                 100,000               51,733          *
Dr. Joseph Peller ..................           135,878                  85,000               66,733          *
Patsy Rosart .......................           135,878                 100,000               51,733          *
Gerald Connor ......................           115,362                  40,000               83,289          *
Fred Ward ..........................            33,969                  20,000               17,933          *

- -----------
 *  Less than one percent of class.

(1) All persons, other than Rafael Kravec, are investors in the Bedford Funds. National Trading, a company controlled by Rafael Kravec, is an investor in Bedford Fund II.

(2) The table gives effect to shares of Common Stock that would be beneficially owned assuming completion of the Exchange Offer.

(3) Rafael Kravec is the President, Chief Executive Officer and largest shareholder of the Company.

                             CERTAIN TRANSACTIONS


   The Company has, and will continue to be, engaged in transactions with affiliated persons, principally its directors, officers and major shareholders. The policy of the Company with regard to transactions with affiliates is to require that such transactions be on terms no less favorable to the Company than reasonably available from unrelated third parties.

SHAREHOLDERS AGREEMENT

   The Company is a party to a shareholders agreement dated as of July 2, 1992, between Bedford and Rafael Kravec, which was amended as of December 2, 1992, February 14, 1995 (which also made the Company a party), November 30, 1995 and April 16, 1996 (as amended, the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, the Company must obtain and maintain two key man life insurance policies insuring the life of Rafael Kravec, one in the amount of at least $3.6 million (the "First Policy") and the other in the amount of at least $8.225 million (the "Second Policy"). The proceeds of the First Policy are to be applied by the Company first to redeem the 12.5%
Series I Debentures and the 12.5% Series II Debentures and then to redeem the shares of Series A Preferred held by Bedford and investors in the Bedford
Funds and Fred Berens. The proceeds of the Second Policy will be applied by the Company first to redeem the 8.0% Series I Debentures and 8.0% Series II Debentures and then for working capital purposes. Unless earlier terminated by agreement of Bedford and Rafael Kravec, the Shareholders Agreement will be terminated on the earlier to occur of (i) the written agreement of Bedford and Rafael Kravec, (ii) the death of Rafael Kravec or (iii) January 31, 2005. >

REGISTRATION RIGHTS AGREEMENT

   Following the Merger on November 30, 1995, the Company entered into a registration rights agreement with Bedford, for itself and on behalf of the investors in the Bedford Funds holding shares of Series B Convertible Preferred and Common Stock, Rafael Kravec, Eugene Ramos (who was the President of Suave prior to the Merger) and Fred Berens pursuant to which the Company granted certain demand and piggyback registration rights to such persons with respect to the Common Stock owned by them (including Common Stock issuable upon the conversion of the Series B Convertible Preferred), provided that a demand can only be made for at least an aggregate of 1,000,000 shares of Common Stock and no earlier than April 15, 1996. Demand registration rights terminate November 30, 2000, and piggyback registration rights terminate on November 30, 2002. On March 20, 1996, the Agreement was amended to grant registration rights to the investors in the Bedford Funds holding shares of the Series C Convertible Preferred with respect to the Common Stock issuable upon the conversion thereof.

MONITORING AGREEMENTS

   The Company is a party to a monitoring agreement dated as of July 2, 1992 with Bedford, pursuant to which Bedford provides financial advisory services to the Company. In consideration of the services provided, Bedford receives an annual fee of $37,000 which is payable in quarterly installments in advance. In addition, the Company reimburses Bedford for pre-approved travel expenses. The agreement terminates on the later to occur of (i) the redemption of the 12.5% Series I Debentures, 12.5% Series II Debentures and Series A Preferred or (ii) the date as of which members of the "Bedford Group" (defined to include all investors in the Bedford Funds) cease to own an aggregate of 10% or more, on a fully diluted basis, of the outstanding Common Stock. The agreement also may be terminated by Bedford upon giving the Company 60 days' prior written notice. Messrs. Thomas, Beattie and Mauran, directors of the Company, are affiliates of Bedford.

   The Company is a party to a separate monitoring agreement dated as of February 14, 1995 with Bedford, pursuant to which Bedford provides financial advisory services to the Company. In consideration of the services provided, Bedford receives an annual fee of $95,000 which is payable in quarterly installments in advance. In addition, the Company reimburses Bedford for pre-approved travel expenses. The agreement terminates on the later to occur of (i) the redemption of the 8.0% Series I Debentures or (ii) the date as of which members of the Bedford Group cease to own an aggregate of 10% or more, on a fully diluted basis, of the outstanding Common Stock. The agreement may also be terminated by Bedford upon giving the Company 60 days' prior written notice.

   The Company is a party to separate monitoring agreements dated as of July 2, 1992, with Nevcorp and ESB pursuant to which Nevcorp and ESB provide financial advisory services to the Company. J.W. Nevil Thomas, Chairman of the Board of the Company, is President and the controlling shareholder of Nevcorp, and E. Scott Beattie, the Vice Chairman and Assistant Secretary of the Company, is the President and the controlling shareholder of ESB. In consideration of the services provided, Nevcorp and ESB receive annual fees of $22,000 and $16,000, respectively, payable in quarterly installments in advance. In addition, the Company reimburses Nevcorp and ESB for pre-approved travel expenses. The agreements terminate on the later to occur of (i) the redemption of the 12.5% Series I Debentures, 12.5% Series II Debentures and Series A Preferred or (ii) the date as of which members of the Bedford Group cease to own an aggregate of 10% or more, on a fully diluted basis, of the outstanding Common Stock. The agreements may be terminated by Nevcorp and ESB upon giving the Company 60 days' prior written notice.

   The Company is a party to separate monitoring agreements dated as of February 14, 1995, with Nevcorp and ESB pursuant to which Nevcorp and ESB provide financial advisory services to the Company. In consideration of the services provided, Nevcorp and ESB receive an annual fee of $25,000 and $80,000, respectively, which is payable in quarterly installments in advance. In addition, the Company reimburses Nevcorp and ESB for pre-approved travel expenses. The agreements terminate on the later to occur of (i) the redemption of the 8.0% Series I Debentures or (ii) the date as of which members of the Bedford Group cease to own an aggregate of 10% or more, on a fully diluted basis, of the outstanding Common Stock. The agreements may also be terminated by Nevcorp and ESB upon giving the Company 60 days' prior written notice.

MANAGEMENT FEES

   In connection with certain management and financial advisory services performed by Bedford over several months on behalf of the Company with respect to the Merger, the Board authorized payment to Bedford of a management services fee of $200,000. In addition, in connection with certain management and financial advisory services performed by Bedford over several months on behalf of the Company with respect to the Halston Acquisition, the Board authorized payment to Bedford of a management services fee of $200,000.


BORROWINGS FROM AFFILIATES

   The Company has outstanding $8.225 million aggregate principal amount of the 8.0% Series I Debentures which were issued to the Bedford Interests as part of the financing for the Geoffrey Beene Acquisition in March 1995. The Company also has outstanding $3.46 million aggregate principal amount of 12.5% Series I Debentures and 12.5% Series II Debentures which the Company issued in connection with the acquisition in July 1992 of the fragrance and cosmetic assets of National Trading, a company which is wholly-owned by Rafael Kravec. The Bedford Interests hold $1.73 million aggregate principal 12.5% of Series I Debentures. National Trading and Fred Berens, a director of the Company, hold $1.384 million and $346,000 principal amount of 12.5% Series II Debentures, respectively. Pursuant to the terms of the Exchange Offer, the 12.5% Debentures and the outstanding shares of Series A Preferred will be exchanged for $5.46 million aggregate principal amount of 7.5% Convertible Debentures. In March 1996, the Company issued to the Bedford Interests approximately $3 million aggregate principal amount of 8.0% Series II Debentures as part of the financing for the Halston Acquisition.

   The Company has outstanding certain loans and advances from shareholders and affiliates of the Company. At April 30, 1996, the Company had outstanding balances from National Trading, Fine

Fragrances and the Bedford Interests in the principal amounts of $1,394,000, $918,000 and $410,000, respectively. Since June 30, 1993, the highest amount outstanding at any one time was as follows: National Trading, $2,088,000, Fine Fragrances, $1,900,000, the Bedford Interests, $410,000, and Rafael Kravec, $235,000. These loans or advances generally bear interest at the prime rate and are short-term in nature. See Note 10 of Notes to Consolidated Financial Statements of the Company.


NATIONAL TRADING

   On July 2, 1992, the Company acquired the net assets of the fragrance and cosmetics distribution business of National Trading, a company wholly-owned by Rafael Kravec, the President and Chief Executive Officer and a director of the Company. The Company acquired National Trading's net assets for $4.4 million, payable $2.2 million in cash, $1.73 million in 12.5% Series II Debentures and through the issuance of 5,050 shares of Series A Preferred.

   The asset purchase agreement between the Company and National Trading provided for an adjustment of the purchase price if the "net asset value" was less than $3,960,000. The "net asset value" was determined to be $3,188,000 as of June 30, 1992, and National Trading issued a term promissory note in the amount of $772,000 for the difference. The note was non-interest bearing and was repaid in December 1992.


   The Company is a party to a lease agreement dated as of July 2, 1992, with National Trading, pursuant to which the Company is leasing the National Trading Facility. The property is subject to a mortgage by National Trading to secure its obligation for industrial development revenue bonds issued through the Dade County Industrial Development Authority in the original amount of $3 million. The outstanding principal balance of the bonds was approximately $2.2 million at April 30, 1996. The terms of the lease run through December 1, 2011. Future minimum lease payments for the building and land range from $266,000 for the year ending January 31, 1996, declining to $235,000 for the year ending January 31, 2000, with an aggregate of $1,520,000 due for all periods thereafter. Pursuant to the lease, the Company is required to maintain a maximum leverage ratio, a minimum tangible capital base, a minimum current ratio and a minimum interest coverage ratio, and is subject to limits on capital expenditures. In addition, the Company agreed not to assign the lease without the prior written consent of the Industrial Development Authority and the trustee under the Bond Indenture. Under the terms of the lease, the Company has an option to purchase the leased property on or before the end of the lease term at a price of $1.8 million less the amount equal to the product of $10,000 multiplied by the number of months for which the Company has paid rent pursuant to the lease. Subsequent to the Company's future relocation of its corporate headquarters, the Company and National Trading will pursue a sale or lease of the National Trading Facility to a third party that would discharge the Company from the lease obligation. There is no assurance that any such sale or lease will be consummated.


   In the normal course of business or from time to time, the Company, Fine Fragrances and National Trading have entered into transactions which are reflected on the consolidated balance sheets of the Company as due to affiliates, net. See Note 10 of Notes to the Consolidated Financial Statements of the Company.

FINE FRAGRANCES

   The Company is a party to a management agreement dated as of May 14, 1990 (the "Management Agreement") with Fine Fragrances, which the Company assumed in connection with its acquisition of the assets of the fragrance and cosmetics distribution business of National Trading in July 1992. Under the terms of the Management Agreement, the Company provides office space and equipment, warehousing and delivery facilities and certain managerial, accounting and legal services to Fine Fragrances, a corporation which is 49.99% owned by the Company and of which Rafael Kravec, the Company's President and Chief Executive Officer, serves as President and Chief Executive Officer, in return for a management fee of 8% of the gross sales of Fine Fragrances payable on a monthly basis. In addition, the Company is reimbursed for certain business expenses incurred by the Company in connection with the performance of the services under the Management Agreement. The Company received management fees under the Management Agreement totaling $408,000, $371,000, $254,000, $376,000 and $119,000 during the fiscal years ended June 30, 1994 and 1993, the seven month fiscal year ended January 31, 1995, the fiscal year ended January 31, 1996 and the three months ended April 30, 1996.


                         DESCRIPTION OF CAPITAL STOCK


   The Company's authorized capital stock consists of (i) 50,000,000 shares of Common Stock, $.01 par value, of which 9,679,873 shares are issued and outstanding (assuming no exercise of options or warrants to purchase Common Stock and no conversion into Common Stock of any shares of Series B Convertible Preferred and Series C Convertible Preferred or of 5.0% Convertible Debentures), (ii) 20,000 shares of Series A Preferred, $.01 par value, all of which are issued and outstanding, (iii) 344,581 shares of Series B Convertible Preferred, $.01 par value, all of which are issued and outstanding, (iv) 571,429 shares of Series C Convertible Preferred, $.01 par value, all of which are issued and outstanding and (v) 4,428,571 shares of Serial Preferred, $.01 par value, none of which are issued and outstanding.

COMMON STOCK

   Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefor. The indenture relating to the Company's 5.0% Convertible Debentures and the Credit Facility prohibits the payment of cash dividends by the Company. See "Dividend Policy." Upon liquidation or dissolution of the Company, the holders of the Common Stock will be entitled to share ratably in the assets of the Company, if any, legally available for distribution to shareholders, after the payment of the liquidation preferences of the Series A Preferred, the Series B Convertible Preferred, the Series C Convertible Preferred and any outstanding Serial Preferred. The Common Stock has no preemptive rights and no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding Common Stock voting for the election of directors will be able to elect all members of the Board of Directors. A majority vote will also be sufficient for other actions requiring a vote of the Common Stock.

SERIES A PREFERRED

   The Series A Preferred has no voting rights on matters submitted to a vote of the Company's shareholders, except as required by law. The holders of the Series A Preferred are entitled to receive dividends, when, as and if declared by the Company's Board of Directors, in its discretion, from funds legally available therefor. Subject to limitations imposed by the Florida Business Corporation Act (the "FBCA Limitations") and any credit agreements and loan arrangements between the Company and any financial institution ("Credit Agreement Restrictions"), upon the earlier to occur of (i) January 1, 2001 or (ii) the (a) repayment of 50% of the 12.5% Series I Debentures and the 12.5% Series II Debentures (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 11 of Notes to Consolidated Financial Statements of the Company) and (b) accumulation by the Company of $2,000,000 in retained earnings, the Company will be required to redeem the outstanding Series A Preferred at a redemption price of $100 per share, in annual increments of 20% of the number of shares of Series A Preferred originally issued (i.e., 4,000 shares), pro rata from the holders of the Series A Preferred; provided, that the Company will be required to redeem the Series A Preferred only to the extent that the aggregate redemption price paid for shares redeemed in any calendar year does not exceed the Company's retained earnings for the previous year (the "Retained Earnings Limitation"); and provided further, that to the extent the Company is unable to redeem 20% of the Series A Preferred in any calendar year due to the FBCA

Limitations, the Credit Agreement Restrictions or the Retained Earnings Limitation, such unredeemed portion of the 20% increment of the Series A Preferred may be redeemed in the following year in addition to the 20% of the Series A Preferred required to be redeemed in such following year, if any, subject to the FBCA Limitations, the Credit Agreement Restrictions and the Retained Earnings Limitation. Upon liquidation or dissolution of the Company, the holders of the outstanding Series A Preferred will be entitled to receive out of the assets of the Company, if any, legally available for distribution to shareholders, $100 per share of Series A Preferred, and no more, before payment or distribution of assets to the holders of the Common Stock or any other stock of the Company ranking as to distribution of assets on liquidation junior to the Series A Preferred, the Series B Convertible Preferred and the Series C Convertible Preferred. If the assets of the Company available for distribution to shareholders upon a liquidation are insufficient to pay in full the liquidation preference of the Series A Preferred, the Series B Convertible Preferred and the Series C Convertible Preferred, then such assets will be distributed ratably among the holders of the Series A Preferred, the Series B Convertible Preferred and the Series C Convertible Preferred in proportion to the amounts to which they are entitled. The shares of Series A Preferred are not subject to the operation of any purchase, retirement or sinking fund.

   In connection with the Exchange Offer, the outstanding Shares of Series A Preferred and the outstanding 12.5% Series I Debentures and 12.5% Series II Debentures are being exchanged for $5.46 million aggregate principal amount of 7.5% Convertible Debentures. The 7.5% Convertible Debentures are convertible at the Conversion Price at any time at the option of the holder and are to be redeemable at par at any time commencing three years from the date of the Exchange Offer at the option of the Company, but only in the event the Common Stock, at the time a redemption notice is delivered by the Company, has been trading at least at 200% of the Conversion Price for twenty consecutive business days.

SERIES B CONVERTIBLE PREFERRED

   The Series B Convertible Preferred has no voting rights on matters submitted to a vote of the Company's shareholders, except as required by law. The holders of the Series B Convertible Preferred are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefor. At any time after the termination of the Shareholders Agreement (see "Certain Transactions"), the Company may, at its option, redeem all (but not part) of the outstanding Series B Convertible Preferred at a redemption price of $.01 per share, upon giving the holders thereof written notice of its intention to do so at least 60 days in advance of the date fixed for redemption. At any time prior to 5:00 p.m., Miami time, on January 31, 2005, each share of Series B Convertible Preferred is convertible, at the option of the holder thereof or Bedford, on behalf of the holder, into 7.12 fully paid and nonassessable shares of Common Stock upon payment of $3.30 per share of Common Stock (the "Series B Conversion Price"). The Series B Conversion Price is payable in cash, by surrender to the Company of all or a portion of the holder's 8.0% Series I Debentures (with such portion of the unpaid principal balance thereof and accrued but unpaid interest thereon as is specified by the holder thereof being credited to the aggregate Series B Conversion Price of the shares being converted), or a combination thereof. The Series B Conversion Price and the number of shares of Common Stock or other securities issuable upon conversion of the Series B Convertible Preferred are subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock without consideration or for consideration less than the Series B Conversion Price then in effect, stock dividends, stock splits, capital reorganizations or reclassifications, the consolidation or merger of the Company with another corporation or the sale of all or substantially all of the assets of the Company to another corporation. Upon liquidation or dissolution of the Company, the holders of the outstanding Series B Convertible Preferred will be entitled to receive out of the assets of the Company, if any, legally available for distribution to shareholders, $.01 per share of Series B Convertible Preferred, and no more, before payment or distribution of assets to the holders of the Common Stock or any other stock of the Company ranking as to distribution of assets on liquidation junior to the Series A Preferred, Series B Convertible Preferred and Series C Convertible Preferred. If the assets of the Company available for distribution to shareholders upon a liquidation are insufficient to pay in full the liquidation preference of the Series A Preferred, Series B Convertible Preferred and Series C Convertible Preferred, then such assets will be distributed ratably among the holders of the Series A Preferred, Series B Convertible Preferred and Series C Convertible Preferred in proportion to the amounts to which they are entitled. The shares of Series B Convertible Preferred are not subject to the operation of any purchase, retirement or sinking fund.

SERIES C CONVERTIBLE PREFERRED

   The Series C Convertible Preferred has no voting rights on matters submitted to a vote of the Company's shareholders, except as required by law. The holders of the Series C Convertible Preferred are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefor. At any time after the termination of the Shareholders Agreement, the Company may, at its option, redeem all (but not part) of the outstanding Series C Convertible Preferred at a redemption price of $.01 per share, upon giving the holders thereof written notice of its intention to do so at least 60 days in advance of the date fixed for redemption. At any time prior to 5:00 p.m., Miami time, on January 31, 2005, each share of Series C Convertible Preferred is convertible, at the option of the holder thereof or Bedford, on behalf of the holder, into one fully paid and nonassessable share of Common Stock upon payment of $5.25 per share of Common Stock (the "Series C Conversion Price"). The Series C Conversion Price is payable in cash, by surrender to the Company of all or a portion of the holder's 8.0% Series II Debentures (with such portion of the unpaid principal balance thereof and accrued but unpaid interest thereon as is specified by the holder thereof being credited to the aggregate Series C Conversion Price of the shares being converted), or a combination thereof. The Series C Conversion Price and the number of shares of Common Stock or other securities issuable upon conversion of the Series C Convertible Preferred are subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock without consideration or for consideration less than the Series C Conversion Price then in effect, stock dividends, stock splits, capital reorganizations or reclassifications, the consolidation or merger of the Company with another corporation or the sale of all or substantially all of the assets of the Company to another corporation. Upon liquidation or dissolution of the Company, the holders of the outstanding Series C Convertible Preferred will be entitled to receive out of the assets of the Company, if any, legally available for distribution to shareholders, $.01 per share of Series C Convertible Preferred, and no more, before payment or distribution of assets to the holders of the Common Stock or any other stock of the Company ranking as to distribution of assets on liquidation junior to the Series A Preferred, the Series B Convertible Preferred and the Series C Convertible Preferred. If the assets of the Company available for distribution to shareholders upon a liquidation are insufficient to pay in full the liquidation preference of the Series A Preferred, the Series B Convertible Preferred and the Series C Convertible Preferred, then such assets will be distributed ratably among the holders of the Series A Preferred, the Series B Convertible Preferred and the Series C Convertible Preferred in proportion to the amounts to which they are entitled. The shares of Series C Convertible Preferred are not subject to the operation of any purchase, retirement or sinking fund.

SERIAL PREFERRED

   No shares of Serial Preferred are currently issued or outstanding. The Board of Directors of the Company will have the authority, without the necessity of further action or authorization by the shareholders, to cause the Company to issue Serial Preferred from time to time in one or more series, and to fix by resolution the relative rights and preferences of each series. The Board of Directors will be authorized to determine, among other things, with respect to each series of Serial Preferred which may be issued:
(i) the distinctive designation of such series and the number of shares constituting such series, (ii) the rate and nature of dividends, (iii) whether the shares can be redeemed and, if so, the price at and the terms and conditions on which shares may be redeemed, (iv) the amount payable upon shares in the event of voluntary or involuntary liquidation, (v) purchase, retirement or sinking fund provisions, if any, for the redemption or purchase of shares, (vi) the terms and conditions, if any, on which shares may be converted and (vii) whether or not shares have voting rights and the extent of such voting rights, if any. The ability of the Board to designate and issue Serial Preferred having preferential rights could impede or deter an unsolicited tender offer or takeover proposal regarding the Company, and the designation and issuance of additional Serial Preferred having preferential rights could adversely affect the voting power and the other rights of holders of the Common Stock. There are no agreements or understandings for issuance of Serial Preferred, and the Board has no present intention to issue Serial Preferred.

CERTAIN FLORIDA LEGISLATION

   Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. This Act could affect the voting rights afforded the Common Stock acquired in the future by any present or future holder of at least 20% of the outstanding Common Stock, so long as the Company does not opt out of the provisions of such Act. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders or a majority of "disinterested directors" (as defined in such Act) of certain specified transactions ("Affiliated Transactions") between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Affiliated Transactions between the Company and the holders of 10% or more of the outstanding shares of the Company (or their affiliates) may be approved by a majority vote of the current directors of the Board of Directors since such persons are deemed disinterested directors for purposes of the Florida Affiliated Transactions Act.

REGISTRATION RIGHTS

   The Company has entered into a registration rights agreement with Bedford, for itself and on behalf of the holders of the Series B Convertible Preferred and Series C Convertible Preferred and certain holders of Common Stock who are investors in the Bedford Funds, Rafael Kravec, Eugene Ramos (who was the President of Suave prior to the Merger) and Fred Berens pursuant to which the Company granted certain demand and piggyback registration rights to such persons. See "Certain Transactions--Registration Rights Agreement." The Company has also granted certain demand and piggyback registration rights to the holders of the warrants issued in connection with the FMG Acquisition. The holders of the Representatives' Warrants will also be entitled to certain demand and piggyback registration rights. See "Underwriting."

TRANSFER AGENT

   The transfer agent for the Common Stock is Chemical Mellon Shareholder Services, Pittsburgh, Pennsylvania.

                       SHARES ELIGIBLE FOR FUTURE SALE


   Upon completion of this offering and the Exchange Offer and assuming no conversion of outstanding convertible securities and no exercise of outstanding options or warrants, 12,929,873 shares of Common Stock will be outstanding and an additional 5,651,328 shares of Common Stock will be reserved for issuance upon conversion of outstanding convertible securities and upon the exercise of outstanding stock options and warrants. Of the outstanding shares, the 5,000,000 shares sold in this offering (5,750,000 shares if the over-allotment option is exercised in full) and, assuming no conversion of outstanding convertible securities and no exercise of outstanding options or warrants, approximately 1,800,000 additional shares (3,588,630 shares after the expiration of the lock up period discussed below) will be immediately freely tradeable in the public market without restriction under the Securities Act, except for any shares owned by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act), which will be subject to the resale limitations of Rule 144 or Rule 145, or as otherwise permitted, under the Securities Act. Upon completion of this offering and the

Exchange Offer and assuming no conversion of outstanding convertible securities and no exercise of outstanding options or warrants, approximately 4,600,000 of the outstanding shares of Common Stock will be held by persons who may be deemed to be affiliates of the Company (the "Restricted Holders"). In addition, (i) substantially all outstanding options to purchase shares of Common Stock (350,228 of which will be exercisable) will be held by Restricted Holders, (ii) 344,581 shares of the Series B Convertible Preferred, convertible into 2,453,417 shares of Common Stock, will be outstanding, of which approximately 1,154,000 shares of Common Stock would be held by Restricted Holders if all shares of Series B Convertible Preferred were converted and (iii) 571,429 shares of the Series C Convertible Preferred, convertible into the same number of shares of Common Stock, will be outstanding, of which approximately 263,000 shares of Common Stock would be held by Restricted Holders if all shares of Series C Convertible Preferred were converted. The Restricted Holders and the other investors in the Bedford Funds are subject to lock-up agreements with the Representatives which expire 180 days after the date of this Prospectus, pursuant to which the shareholders owning such shares have agreed not to sell, transfer or otherwise dispose of any beneficial interest in their shares of Common Stock, other than certain intra-family transfers to persons who become bound by the lock-up agreement provisions, without the prior written consent of the Representatives. The existence of these shares held by affiliates may have a depressive effect on the market price of the Common Stock.

   Substantially all of the shares of Common Stock held by the Restricted Holders were received in connection with the Merger and may be resold under Rule 145. In general, under Rule 145 as currently in effect, a person (or persons whose shares are aggregated) including an affiliate is entitled to sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 126,799 shares immediately after the offering, assuming no conversion into Common Stock of any Series B Convertible Preferred or Series C Convertible Preferred and no exercise of outstanding stock options or warrants) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 145 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. Restricted shares properly sold in reliance upon Rule 145 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an "affiliate" of the Company.

   In addition to the outstanding stock options and warrants, the Company will also have reserved an aggregate of approximately 845,000 shares of Common Stock (approximately 1,080,000 if the 1995 Plan and the Directors' Plan are amended and the 1981 Plan and 1993 Plan are terminated; see "Management--Stock Option Plans") for issuance pursuant to the Company's existing stock option plans. The distribution of such shares will be registered under the Securities Act. Subject to restrictions imposed pursuant to the stock option plans, shares of Common Stock issued pursuant to the stock option plans which are registered under the Securities Act are available for sale in the public market without restriction to the extent they are held by persons who are not affiliates of the Company, and by affiliates pursuant to provisions of Rule 144. Accordingly, sales of Common Stock by Restricted Holders are subject to the volume limitations and other requirements of Rule 144, which are the same as those imposed by Rule 145 and described in the preceding paragraph.

   The Company has entered into a registration rights agreement granting to the Restricted Holders and the holders of the Series B Convertible Preferred and Series C Convertible Preferred certain demand and piggyback registration rights. See "Certain Transactions--Registration Rights Agreement." The Company has also granted certain demand and piggyback registration rights in connection with the FMG acquisition and will grant such rights to the holders of the Representatives' Warrants. See "Underwriting."

   The Company is unable to predict the effect, if any, that sales of shares under Rule 144 or Rule 145 (or the potential for such sales), sales pursuant to future registration statements or other sales or potential sales may have on the market prices of the Common Stock prevailing from time to time. Future sales of substantial numbers of additional shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

                                 UNDERWRITING

   The Underwriters below, for whom Rodman & Renshaw, Inc. and Sanders Morris Mundy are acting as Representatives, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names.


                            NUMBER
  UNDERWRITER              OF SHARES
                         ------------
Rodman & Renshaw, Inc.
Sanders Morris Mundy  .
                         ------------
  Total ...............    5,000,000
                         ============


   The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other considerations. The nature of the Underwriters' obligations is such that the Underwriters are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

   The Underwriters, through the Representatives, have advised the Company that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the
Underwriters may allow to selected dealers a concession of $      per share;
and that such dealers may reallow a concession of $      per share to certain
other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is included for quotation on the Nasdaq National Market.


   The Company and the Selling Shareholders have granted the Underwriters a 30-day over-allotment option to purchase up to an aggregate of 750,000 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount. The over-allotment option has been granted by the Company as to 375,000 shares, and by the Selling Shareholders as to 375,000 shares on a pro rata basis in accordance with the number of shares of Common Stock being sold by each Selling Shareholder, respectively. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the number of shares purchased pursuant to such exercise as the number of shares of Common Stock to be purchased by it, as shown in the above table, bears to the 5,000,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.


   The Company, its directors and executive officers, the Selling Shareholders and certain other shareholders have agreed that they will not sell or dispose of any shares of Common Stock of the Company for a period of 180 days after the later of the date on which the Registration Statement is declared effective by the Commission or the first date on which the shares are bona fide offered to the public, without the prior written consent of the Representatives.

   In connection with this offering, the Company has agreed to pay to the Representatives a financial advisory fee of $50,000. The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.


   Mr. Fred Berens, a director of the Company and a Senior Vice
President--Investments of Prudential Securities, Inc., will receive a finder's fee from the Underwriters equal to 2% of the underwriting discount.

   In connection with the offering made hereby, the Company has agreed to sell to the Representatives, for nominal consideration, the Representatives' Warrants to purchase from the

Company up to 162,500 shares of Common Stock. The Representatives' Warrants are exercisable, in whole or in part, at an exercise price if 120% of the price to public at any time during the two-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The Representatives' Warrants contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Representatives' Warrants should any one or more of certain specified events occur. The Representatives' Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Representatives' Warrants.


   Sanders Morris Mundy acted as financial advisor to Suave in connection with the Merger consummated November 30, 1995 and received a financial advisory fee of $125,000.

   In connection with the offering made hereby, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during a specified period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                LEGAL MATTERS

   The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Steel Hector & Davis LLP, Miami, Florida.

   Certain legal matters relating to the shares of Common Stock offered hereby will be passed upon for the Underwriters by Mayor, Day, Caldwell & Keeton, L.L.P., Houston, Texas.

                                   EXPERTS

   The consolidated financial statements of the Company as of January 31, 1996 and 1995, and for the year ended January 31, 1996, the seven months ended January 31, 1995, and the years ended June 30, 1994 and 1993, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The statement of net assets sold of the Halston Fragrance Brands of Halston Borghese International Limited as of December 31, 1995 and 1994, and the statement of net sales, cost of sales and direct operating expenses for each of the two years in the period ended December 31, 1995, included on pages F-30 to F-33 in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

   The financial statements of FMG as of December 31, 1995 and 1994, and for the years then ended, included in this Prospectus have been audited by Sanson, Kline, Jacomino & Company, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange

Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549; and by the Commission's Regional Officers at 500 West Madison, 14th Floor, Chicago, Illinois 60661-2511, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon the payment of prescribed fees. In addition, copies of such information may also be inspected and copied at the library of the Nasdaq National Market, 1735 K Street, 4th Floor, Washington, D.C. 20006, upon which the Company's Common Stock is authorized for trading.

   The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act with respect to shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and the documents incorporated herein by reference, which may be examined without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees. The Commission maintains an Internet site on the World Wide Web at "http://www.sec.gov" which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Statements contained in this Prospectus relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

   The Company distributes to its shareholders annual reports containing audited financial statements and furnishes to its shareholders proxy materials for its annual meetings complying with the proxy requirements of the Exchange Act.


                        INDEX TO FINANCIAL STATEMENTS
                                                                                 PAGE
                                                                                 ----

FRENCH FRAGRANCES, INC. AND SUBSIDIARIES:*
Independent Auditors' Report  .................................................  F-2
Consolidated Balance Sheets as of January 31, 1995 and 1996  ..................  F-3
Consolidated Statements of Income for the Years Ended June 30, 1993 and 1994,
  the Seven Months Ended January 31, 1994 and 1995, the Twelve Months Ended
  January 31, 1995,
  and the Year Ended January 31, 1996  ........................................  F-4
Consolidated Statements of Shareholders' Equity for the Years Ended June 30,
  1993 and 1994, the Seven Months Ended January 31, 1995, the Year Ended Janu-
  ary 31, 1996  ...............................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 1993 and
  1994, the Seven Months Ended January 31, 1994 and 1995, the Twelve Months
  Ended January 31, 1995,
  and the Year Ended January 31, 1996  ........................................  F-6
Notes to Consolidated Financial Statements  ...................................  F-7
Condensed Consolidated Balance Sheets as of January 31, 1996 (Unaudited)
  and April 30, 1996  .........................................................  F-21
Condensed Consolidated Statements of Income for the Three Months Ended April
  30, 1995 and 1996 (Unaudited)  ..............................................  F-22
Condensed Consolidated Statement of Shareholders' Equity for the Three Months
  Ended April 30, 1996 (Unaudited)  ...........................................  F-23
Condensed Consolidated Statements of Cash Flows for the Three Months Ended
  April 30, 1995 and 1996 (Unaudited)  ........................................  F-24
Notes to Condensed Consolidated Financial Statements (Unaudited)  .............  F-25

HALSTON FRAGRANCE BRANDS OF HALSTON BORGHESE INTERNATIONAL LIMITED:
Report of Independent Accountants  ............................................  F-29
Statement of Net Assets Sold as of December 31, 1995 and 1994  ................  F-30
Statement of Net Sales, Cost of Sales and Direct Operating Expenses for the
  Years Ended December 31, 1995 and 1994  .....................................  F-31
Notes to Financial Statements  ................................................  F-32

FRAGRANCE MARKETING GROUP, INC.:
Report of Independent Certified Public Accountants  ...........................  F-34
Balance Sheets as of December 31, 1995 and 1996  ..............................  F-35
Statements of Income and Retained Earnings for the Years ended December 31,
  1995 and 1994  ..............................................................  F-36
Statements of Cash Flows for the Years Ended December 31, 1995 and 1994  ......  F-37
Notes to Financial Statements  ................................................  F-38

- -----------
* The consolidated financial statements of French Fragrances, Inc. and Subsidiary (the "Consolidated Financial Statements of the Company") represent the financial statements of French Fragrances, Inc. from July 1, 1992 through November 30, 1995, when French Fragrances, Inc. merged into Suave Shoe Corporation (the "Merger"), and of the surviving corporation in the Merger from and after the date of the Merger. Suave Shoe Corporation was the surviving corporation in the Merger but changed its name to French Fragrances, Inc., and French Fragrances, Inc. was considered to have acquired Suave Shoe Corporation for financial reporting purposes. Effective January 31, 1995, the Company changed its fiscal year end to January 31 from June 30. For this reason, the audited financial statements as of January 31, 1995 consisted of seven months.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of French Fragrances, Inc. and Subsidiary:

   We have audited the accompanying consolidated balance sheets of French Fragrances, Inc. and subsidiary ("FFI") as of January 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for the year ended January 31, 1996, for the seven months ended January 31, 1995 and for the years ended June 30, 1994 and 1993. These consolidated financial statements are the responsibility of FFI's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted audited standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FFI as of January 31, 1996 and 1995, and the results of its operations and its cash flows for the year ended January 31, 1996, for the seven months ended January 31, 1995 and for the years ended June 30, 1994 and 1993, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Miami, Florida,
April 26, 1996.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS

                                                                             JANUARY 31,      JANUARY 31,
                                                                                 1995             1996
                                                                           --------------- ---------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents ..............................................    $   646,149      $   123,960
 Accounts receivable, net ...............................................     11,043,614       14,236,326
 Inventories ............................................................     21,829,171       25,850,669
 Equipment held for sale ................................................                       1,000,000
 Prepaid expenses and other assets ......................................        421,983        1,370,777
                                                                           --------------- ---------------
   Total current assets .................................................     33,940,917       42,581,732
                                                                           --------------- ---------------
INVESTMENT IN UNCONSOLIDATED AFFILIATE ..................................      1,420,681        1,708,235
                                                                           --------------- ---------------

PROPERTY AND EQUIPMENT, NET .............................................      2,521,598       11,099,492
                                                                           --------------- ---------------

OTHER ASSETS
 Exclusive brand license, net ...........................................                      14,671,875
 Deferred income taxes, net .............................................        257,131          761,342
 Other intangibles and other assets .....................................        237,461          561,138
                                                                           --------------- ---------------
   Total other assets ...................................................        494,592       15,994,355
                                                                           --------------- ---------------
TOTAL ASSETS ............................................................    $38,377,788      $71,383,814
                                                                           ===============  ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Short-term debt ........................................................   $ 16,000,000     $ 16,713,333
 Accounts payable--trade ................................................      7,863,156       11,115,664
 Other payables and accrued expenses ....................................      1,579,661        3,250,365
 Current portion of capital lease and installment loans .................        220,750          201,630
 Loans from shareholders ................................................        160,000          410,000
 Convertible subordinated debentures ....................................                         600,000
 Due to affiliates, net .................................................      1,243,135        2,268,819
                                                                           --------------- ---------------
   Total current liabilities ............................................     27,066,702       34,559,811
LONG-TERM LIABILITIES
 Secured subordinated debentures ........................................      3,460,000       11,681,500
 Capital lease and installment loans ....................................      1,472,346        1,269,860
 Term loan ..............................................................                       4,333,333
                                                                           --------------- ---------------
   Total liabilities ....................................................     31,999,048       51,844,504
                                                                           --------------- ---------------

COMMITMENTS
REDEEMABLE PREFERRED STOCK
 Series A, $.01 par value; stated at liquidation preference value of
   $100 per share; 20,000 shares authorized, issued and outstanding .....      2,000,000        2,000,000
                                                                           --------------- ---------------
SHAREHOLDERS' EQUITY
 Convertible, redeemable preferred stock, Series B, $.01 par value
   (liquidation preference of $.01 per share); 350,000 shares authorized,
   issued and outstanding ...............................................                           3,500
 Common stock, $.01 par value, 50,000,000 shares authorized;
   7,120,000 and 9,641,290 shares issued and outstanding, respectively ..         71,200           96,413
 Additional paid-in capital .............................................        208,800       10,333,539
 Retained earnings ......................................................      4,098,740        7,105,858
                                                                           --------------- ---------------

   Total shareholders' equity ...........................................      4,378,740       17,539,310
                                                                           --------------- ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..............................    $38,377,788      $71,383,814
                                                                           ===============  ===============

               See notes to consolidated financial statements.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF INCOME

                                                                  SEVEN MONTHS
                                                                      ENDED
                                      YEARS ENDED JUNE 30,         JANUARY 31,
                                 ------------------------------  --------------
                                      1993            1994             1994
                                 -------------- --------------  --------------
                                                                   (UNAUDITED)

NET SALES .....................    $33,853,733     $46,104,536     $27,415,158
COST OF SALES .................     28,507,945      37,952,555      22,692,581
                                 -------------- --------------  --------------
  Gross profit ................      5,345,788       8,151,981       4,722,577
                                 -------------- --------------  --------------
OPERATING EXPENSES
 Warehouse and shipping  ......        822,998       1,375,110         722,642
 Selling ......................      1,288,980       2,335,560       1,285,686
 General and administration  ..      1,243,787       1,207,876         749,942
 Depreciation and amortization         247,786         335,052         201,431
                                 -------------- --------------  --------------
  Total operating expenses  ...      3,603,551       5,253,598       2,959,701
                                 -------------- --------------  --------------

INCOME FROM OPERATIONS ........      1,742,237       2,898,383       1,762,876
                                 -------------- --------------  --------------
OTHER INCOME (EXPENSE)
 Interest income ..............         24,009           8,425           7,695
 Interest expense .............     (1,142,646)     (1,546,240)       (834,722)
 Other income .................         27,903          15,410           8,519
                                 -------------- --------------  --------------
  Other income (expense), net       (1,090,734)     (1,522,405)       (818,508)
                                 -------------- --------------  --------------
INCOME BEFORE EQUITY IN
  EARNINGS OF UNCONSOLIDATED
  AFFILIATE AND PROVISIONS FOR
  INCOME TAXES ................        651,503       1,375,978         944,368

EQUITY IN EARNINGS OF
  UNCONSOLIDATED AFFILIATE, 50%
  OWNED .......................        175,705         165,899          45,778
                                 -------------- --------------  --------------
INCOME BEFORE INCOME TAXES  ...        827,208       1,541,877         990,146
PROVISION FOR INCOME TAXES  ...        231,730         530,510         349,089
                                 -------------- --------------  --------------
NET INCOME ....................    $   595,478     $ 1,011,367     $   641,057
                                 ==============  ==============   ==============
Earnings per common share
  equivalent:
   Primary ....................    $      0.08     $      0.14     $      0.09
                                 ==============  ==============   ==============
  Fully diluted ...............    $      0.08     $      0.14     $      0.09
                                 ==============  ==============   ==============

Weighted average number of
  common share equivalents:
   Primary ....................      7,120,000       7,120,000       7,120,000
  Fully diluted ...............      7,120,000       7,120,000       7,120,000

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                    TWELVE
                                  SEVEN MONTHS      MONTHS
                                      ENDED         ENDED         YEAR ENDED
                                   JANUARY 31,    JANUARY 31,     JANUARY 31,
                                 -------------- --------------  --------------
                                      1995           1995            1996
                                 -------------- --------------  --------------
                                                 (UNAUDITED)
NET SALES .....................    $50,922,407     $69,611,785     $87,978,695
COST OF SALES .................     40,822,023      56,108,042      66,339,698
                                 -------------- --------------  --------------
  Gross profit ................     10,100,384      13,503,743      21,638,997
                                 -------------- --------------  --------------
OPERATING EXPENSES
 Warehouse and shipping  ......      1,403,280       2,034,271       2,706,782
 Selling ......................      1,938,075       2,987,950       6,813,272
 General and administration  ..      1,392,730       1,919,404       2,380,657
 Depreciation and amortization         206,010         339,632       1,319,675
                                 -------------- --------------  --------------
  Total operating expenses  ...      4,940,095       7,281,257      13,220,386
                                 -------------- --------------  --------------
INCOME FROM OPERATIONS ........      5,160,289       6,222,486       8,418,611
                                 -------------- --------------  --------------
OTHER INCOME (EXPENSE)
 Interest income ..............          5,221           5,952          15,101
 Interest expense .............     (1,413,636)     (2,125,153)     (4,157,576)
 Other income .................         46,909         127,126         374,120
                                 -------------- --------------  --------------
  Other income (expense), net       (1,361,506)     (1,992,075)     (3,768,355)
                                 -------------- --------------  --------------
INCOME BEFORE EQUITY IN
  EARNINGS OF UNCONSOLIDATED
  AFFILIATE AND PROVISIONS FOR
  INCOME TAXES ................      3,798,783      4,230,411        4,650,256

EQUITY IN EARNINGS OF
  UNCONSOLIDATED AFFILIATE, 50%
  OWNED .......................        183,231        303,353          287,553
                                 -------------- --------------  --------------
INCOME BEFORE INCOME TAXES  ...      3,982,014      4,533,764        4,937,809

PROVISION FOR INCOME TAXES  ...      1,490,119      1,671,537        1,930,691
                                 -------------- --------------  --------------
NET INCOME ....................     $2,491,895     $2,862,227       $3,007,118
                                 ==============  ============== ==============
Earnings per common share
  equivalent:
   Primary ....................    $      0.35     $     0.40       $     0.35
                                 ==============  ============== ==============
  Fully diluted ...............    $      0.35     $     0.40       $     0.33
                                 ==============  ============== ==============
Weighted average number of
  common share equivalents:
   Primary ....................     7,120,000       7,120,000        8,517,760
  Fully diluted ...............     7,120,000       7,120,000        9,121,091


               See notes to consolidated financial statements.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                PREFERRED STOCK           COMMON STOCK
                             ---------------------  -----------------------
                               SHARES      AMOUNT      SHARES      AMOUNT
                             ----------  ---------  ------------ ----------

Shares issued in July 1992
  inception ...............       --        --      7,120,000     $71,200

 Net income for the year  .       --        --          --          --
                             ---------- --------- ------------- ----------

Balance at June 30, 1993  .                         7,120,000      71,200


 Net income for the year  .       --        --          --          --

                             ---------- --------- ------------- ----------
Balance at June 30, 1994  .                         7,120,000      71,200


 Net income for the seven
   months .................       --        --          --          --
                             ---------- --------- ------------- ----------

Balance at
  January 31, 1995 ........                         7,120,000      71,200


 Series B convertible
   preferred shares issued     350,000     $3,500       --          --
 Value of shares issued
   in Merger ..............                         2,521,290      25,213
 Net income for the year  .       --        --          --          --
                             ---------- ---------  ------------ ----------
Balance at
  January 31, 1996 ........    350,000     $3,500   9,641,290     $96,413
                             ==========  ========= ============ ==========

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                               ADDITIONAL                         TOTAL
                                 PAID-IN        RETAINED      SHAREHOLDERS'
                                 CAPITAL        EARNINGS          EQUITY
                             --------------  -------------   ----------------

Shares issued in July 1992
  inception ...............    $   208,800         --          $   280,000

 Net income for the year  .         --         $  595,478          595,478

                             -------------- -------------  ----------------

Balance at June 30, 1993  .        208,800        595,478          875,478


 Net income for the year  .         --          1,011,367        1,011,367

                             -------------- -------------  ----------------

Balance at June 30, 1994  .        208,800      1,606,845        1,886,845


 Net income for the seven
   months .................         --          2,491,895        2,491,895

                             -------------- -------------  ----------------

Balance at
  January 31, 1995 ........        208,800      4,098,740        4,378,740


 Series B convertible
   preferred shares issued          --             --                3,500
 Value of shares issued
   in Merger ..............     10,124,739         --           10,149,952
 Net income for the year  .         --          3,007,118        3,007,118
                             --------------  -------------   ---------------

Balance at
  January 31, 1996 ........    $10,333,539     $7,105,858      $17,539,310
                             ==============  =============  ===============

               See notes to consolidated financial statements.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             SEVEN MONTHS
                                                                     YEARS ENDED                 ENDED
                                                                      JUNE 30,                JANUARY 31,
                                                           ------------------------------  ---------------
                                                                1993            1994             1994
                                                           --------------  --------------  ---------------
                                                                                              (UNAUDITED)

CASH FLOW FROM OPERATING ACTIVITIES
  Net Income ............................................    $   595,478     $ 1,011,367     $    641,057
 Adjustments to reconcile net income to cash provided by
   (used in) operating activities:
   Depreciation and amortization ........................        247,786         335,052          201,431
  Equity in earnings of unconsolidated affiliate  .......       (175,705)       (165,899)         (45,778)
  Deferred tax benefit ..................................
 Change in assets and liabilities net of effects from
   the acquisitions:
   (Increase) in accounts receivable ....................     (1,731,014)     (3,146,558)      (1,457,130)
  (Increase) decrease in inventories ....................     (3,478,940)     (6,470,448)     (16,493,423)
  (Increase) decrease in prepaid expenses and
    other assets ........................................       (110,275)       (224,093)        (182,416)
  Increase (decrease) in accounts payable ...............        967,348       4,616,011       14,633,049
  Increase (decrease) in other payables and accruals  ...        486,231       1,105,100          864,259
  Increase (decrease) in due to affiliates, net  ........        177,398         346,603          149,251
                                                           -------------- --------------  ---------------

   Net cash (used in) provided by operating activities  .     (3,021,693)     (2,592,865)      (1,689,700)
                                                           -------------- --------------  ---------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of assets and liabilities assumed in
   acquisition, net of cash acquired  ...................     (1,898,944)
 Investment in unconsolidated affiliate .................       (400,846)
 Purchase of exclusive brand license ....................
 Additions to property and equipment,
   net of disposals .....................................       (114,001)       (373,731)        (239,867)
 Net cash acquired in Merger ............................
                                                           -------------- --------------  ---------------
   Net cash used in investing activities ................     (2,413,791)       (373,731)        (239,867)
                                                              -------------- --------------  ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from the issuance of preferred stock .........      1,000,000
 Proceeds from the issuance of common stock .............        280,000
 Proceeds from the issuance of secured subordinated
   debentures ...........................................      1,730,000
 Advances from (payments to) unconsolidated affiliate  ..        430,151         695,991         (228,022)
 Proceeds from term loan ................................                      1,700,000        1,700,000
 Payments on term loans .................................                       (840,000)        (140,000)
 Net proceeds from short-term debt ......................      1,797,652       1,580,000        1,034,478
 Proceeds from installment loans ........................                        185,202          185,206
 Payments on capital lease and installment loans  .......       (120,000)       (155,332)         (93,973)
 Loans from shareholders ................................        330,000         150,000
 Payments on loans from shareholders and officer  .......                        (85,000)
 Payments on convertible subordinated debentures  .......
                                                           -------------- --------------  ---------------

   Net cash provided by financing activities  ...........      5,447,803       3,230,861        2,457,689
                                                           -------------- --------------  ---------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  ...         12,319         264,265          528,122
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD  .......                         12,319           12,319
                                                           -------------- --------------  ---------------
CASH AND CASH EQUIVALENTS AT END
  OF PERIOD .............................................    $    12,319     $   276,584     $    540,441
                                                           ==============  ==============   ===============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid during the period .......................    $   971,653     $ 1,241,794     $    806,792
                                                           ==============  ==============   ===============
 Income taxes paid during the period ....................    $   262,000     $   235,000     $    215,000
                                                           ==============  ==============   ===============

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                            SEVEN MONTHS       TWELVE
                                                                ENDED          MONTHS
                                                             JANUARY 31,       ENDED         YEAR ENDED
                                                           --------------   JANUARY 31,     JANUARY 31,
                                                                1995            1995             1996
                                                           -------------- --------------    -------------
                                                                            (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES
  Net Income ............................................    $ 2,491,895     $ 2,862,227      $ 3,007,118
 Adjustments to reconcile net income to cash provided by
   (used in) operating activities:
   Depreciation and amortization ........................        206,010         339,632        1,319,675
  Equity in earnings of unconsolidated affiliate  .......       (183,231)       (303,353)        (287,553)
  Deferred tax benefit ..................................       (257,852)       (257,852)        (504,211)
 Change in assets and liabilities net of effects from
   the acquisitions:
   (Increase) in accounts receivable ....................     (1,678,019)     (3,367,448)      (3,192,712)
  (Increase) decrease in inventories ....................     (5,280,552)      4,742,423       (4,021,498)
  (Increase) decrease in prepaid expenses and
    other assets ........................................        (41,200)        157,639        1,005,334
  Increase (decrease) in accounts payable ...............      1,050,077      (9,052,244)       2,991,835
  Increase (decrease) in other payables and accruals  ...        (32,549)        (19,290)       3,417,215
  Increase (decrease) in due to affiliates, net  ........       (192,059)          5,281        1,444,160
                                                           -------------- --------------  ---------------
   Net cash (used in) provided by operating activities  .     (3,917,480)     (4,892,985)       5,179,363
                                                           -------------- --------------  ---------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of assets and liabilities assumed in
   acquisition, net of cash acquired  ...................
    Investment in unconsolidated affiliate  .............
    Purchase of exclusive brand license  ................                                     (18,370,655)
 Additions to property and equipment,
   net of disposals .....................................        (80,921)       (246,763)        (149,394)
 Net cash acquired in Merger ............................                                         536,913
                                                           -------------- --------------  ---------------
   Net cash used in investing activities ................        (80,921)       (246,763)     (17,983,136)
                                                           -------------- --------------  ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from the issuance of preferred stock .........                                           3,500
 Proceeds from the issuance of common stock .............
 Proceeds from the issuance of secured subordinated
   debentures ...........................................                                       8,221,500
 Advances from (payments to) unconsolidated affiliate  ..          4,058         928,070         (418,476)
 Proceeds from term loan ................................                                       7,000,000
 Payments on term loans .................................       (860,000)     (1,560,000)        (833,333)
 Net proceeds from short-term debt ......................      5,580,004       6,125,522       (1,120,001)
 Proceeds from installment loans ........................                        106,009
 Payments on capital lease and installment loans  .......       (121,096)       (184,145)        (221,606)
 Loans from shareholders ................................                        150,000          250,000
 Payments on loans from shareholders and officer  .......       (235,000)       (320,000)
 Payments on convertible subordinated debentures  .......                                        (600,000)
                                                           -------------- --------------  ---------------
   Net cash provided by financing activities  ...........      4,367,966       5,245,456       12,281,584
                                                           -------------- --------------  ---------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  ...        369,565         105,708         (522,189)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD  .......        276,584         540,441          646,149
                                                           -------------- --------------  ---------------
CASH AND CASH EQUIVALENTS AT END
  OF PERIOD .............................................    $   646,149     $   646,149     $    123,960
                                                           ==============  ==============   ===============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid during the period .......................    $ 1,152,461     $ 1,813,516     $  4,082,339
                                                           ==============  ==============   ===============
 Income taxes paid during the period ....................    $ 1,740,000     $ 1,760,000     $  2,245,000
                                                           ==============  ==============   ===============

               See notes to consolidated financial statements.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION AND BUSINESS ACTIVITY--French Fragrances, Inc. ("FFI") is a manufacturer, distributor and marketer of prestige designer fragrances and related cosmetic products, primarily to mass retailers in the United States.


   FFI was formed in 1992 to acquire the net assets of the fragrance and cosmetics distribution business of National Trading Manufacturing, Inc. ("National Trading"). FFI acquired the net assets of National Trading's fragrance and cosmetics business ("Net Assets") on July 2, 1992 for $4,400,000, payable as follows: $2,200,000 in cash; $1,730,000 in 12.5%
Secured Subordinated Debentures Due 2002, Series II; and 5,050 shares of Series A Preferred Stock, par value $.01 per share ("FFI Series A Preferred"), with each preferred share carrying a liquidation preference of $100. In addition, FFI incurred $508,000 in acquisition costs in connection with this transaction.

   The Asset Purchase Agreement (the "Agreement") entered into by FFI and National Trading contained a section for the adjustment of the purchase price, wherein if the Net Asset value was less than $3,960,000 then the purchase price would be adjusted. As a result of the Net Asset value amounting to $3,188,044 as of June 30, 1992, FFI and National Trading agreed to cover the differential in the amount of $771,956 by the issuance of a term promissory note by National Trading in favor of FFI. The note was non-interest bearing and was repaid in December 1992 in accordance with the terms of the Agreement.


   The acquisition of the Net Assets was accounted for using the purchase method. Accordingly, the adjusted purchase price, including the acquisition costs, has been allocated to the assets acquired and liabilities assumed based on their respective fair values, determined based on estimates by management, as follows:

Current assets (including $2,100 of cash) ................    $11,083,470
Property and equipment ...................................        589,585
Intangible assets--customer list .........................        526,000
Other assets .............................................        250,657
Liabilities assumed ......................................     (8,313,668)
                                                            --------------
Total adjusted purchase price, including acquisition
costs ....................................................    $ 4,136,044
                                                            ==============

   In connection with the acquisition of the Net Assets of National Trading, FFI purchased 50% of Fine Fragrances, Inc. ("Fine Fragrances"), a company which distributes fragrances manufactured in France by Cofci, S.A. ("Cofci"). FFI paid approximately $896,000 for the common stock acquired, twice its net book value. The excess of $448,000 between the purchase price and the net book value of Fine Fragrances represents the value received from exclusive distribution agreements with Cofci. The $448,000 excess amount is reflected in the balance sheets under Investment in Unconsolidated Affiliate (see Note
4).

   Effective January 31, 1995, FFI changed its year end to January 31 from June 30 to conform to its business year.


   BASIS OF CONSOLIDATION--The consolidated financial statements include the accounts of FFI's wholly-owned subsidiary GB Parfums, Inc. (see Note 2). All significant intercompany accounts and transactions have been eliminated in consolidation.

   BASIS OF PRESENTATION--All references to FFI in these consolidated financial statements and notes refer to the company organized in 1992 until the November 30, 1995 Merger and to the surviving

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES--(CONTINUED)

corporation following the Merger (see Note 2). The unaudited financial statements for the twelve months ended January 31, 1995 and for the seven months ended January 31, 1994 have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods.

   USE OF ESTIMATES--The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   REVENUE RECOGNITION--Sales are recognized upon shipment. During the year ended January 31, 1996, the seven months ended January 31, 1995 and the year ended June 30, 1994, no customer accounted for more than 10% of total sales. During the year ended June 30, 1993, one customer accounted for 13% of total sales.

   CASH AND CASH EQUIVALENTS--Cash and cash equivalents include cash and interest-bearing deposits at banks with an original maturity date of three months or less.


   ACCOUNTS RECEIVABLE--A portion of FFI's accounts receivable are insured from risk of uncollectibility by an independent party (currently Heller Intercredit Company, a division of Heller Financial, Inc.), which received service charge fees of approximately $117,000, $170,000, $129,000 and $87,000 for the year ended January 31, 1996, the seven months ended January 31, 1995 and the years ended June 30, 1994, and 1993, respectively. Receivables are not factored. A provision has been made and an allowance established for potential losses from uninsured receivables and estimated sales returns in the normal course of business. Since these allowances are based on estimates, there is no assurance that such reserves and allowances will be sufficient to cover unforeseen losses or returns. The activity for these allowance accounts are as follows:

                                                      SEVEN MONTHS
                                    YEAR ENDED           ENDED            YEAR ENDED
                                   JUNE 30, 1994    JANUARY 31, 1995   JANUARY 31, 1996
                                 ----------------  -----------------   -----------------

Allowance for doubtful
accounts:
Beginning balance .............     $    43,570        $  72,526          $   112,094
Provision .....................         113,000           70,000              180,000
Write offs, net of recoveries           (84,044)         (30,432)              (1,449)
                                 ---------------- -----------------    -----------------
Ending balance ................     $    72,526        $ 112,094          $   290,645
                                 ================ =================    =================
Allowance for sales returns:
Beginning balance .............     $         0        $       0          $    56,000
Provision .....................       1,211,929          700,486            1,650,602
Actual returns ................      (1,211,929)        (644,486)          (1,360,102)
                                 ---------------- -----------------    -----------------
Ending balance ................     $         0        $  56,000          $   346,500
                                 ================ =================    =================

   INVENTORIES--Inventories are stated at the lower of cost or market. Cost is determined on the weighted-average method. Inventory balances at January 31, 1996 include approximately $2,417,000 in raw materials. There was no work in process at January 31, 1996. FFI had no work in process or raw materials at January 31, 1995.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES--(CONTINUED)

   EQUIPMENT HELD FOR SALE--Certain equipment acquired in connection with the Merger was designated as equipment held for sale (see Note 2). Equipment held for sale is stated at its estimated net realizable value and will be disposed of in the fiscal year ended January 31, 1997.

   INVESTMENT IN UNCONSOLIDATED AFFILIATE--FFI's investment in Fine Fragrances is accounted for under the equity method (see Note 4).

   PROPERTY AND EQUIPMENT, AND DEPRECIATION--Property and equipment are stated at cost. Expenditures for major betterments and additions are recorded to the asset accounts while replacements, maintenance, and repairs which do not improve or extend the lives of the respective assets are charged to expense. Depreciation is provided over the estimated useful lives of the assets using the straight-line method, as follows:

 CATEGORY                        YEARS
- ----------------------------  ----------
Building ...................     20
Furniture and fixtures  ....      8
Machinery and equipment  ...  3 - 8
Vehicles ...................      3
Leasehold improvements  ....     15


   CAPITAL LEASE--FFI has entered into a lease for the building and the land which are presently used for its business offices, (the "National Trading Facility") that transfers substantially all benefits and risks of ownership to FFI. The lessor of this property is National Trading, which is owned by a shareholder of FFI. This property is mortgaged by National Trading to secure its obligation under Industrial Development Revenue Bonds (Series 1985) (the "Bonds") issued through Metropolitan Dade County, Florida which mature on December 1, 2011. The outstanding principal balance of the Bonds was approximately $2,220,000 and $2,340,000 at January 31, 1996 and January 31, 1995, respectively.


   This lease is accounted for as the acquisition of assets and incurrence of obligations under the capital lease standards issued by the Financial Accounting Standards Board (see Note 8). Accordingly, the capitalized leased assets are recorded as property at the fair value of the property, which is the present value of the minimum lease payments. Depreciation of the building is computed using the term of the lease and is included in depreciation expense.

   INCOME TAXES--The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. FFI provides for deferred taxes under the liability method. Under such method, deferred taxes are adjusted for tax rate changes as they occur. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are recorded when necessary to reduce deferred tax assets to the amount expected to be realized.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES--(CONTINUED)

   EXCLUSIVE BRAND LICENSE, CUSTOMER LISTS AND AMORTIZATION--These intangible assets are being amortized using the straight-line method, as follows at January 31:

                                                                          ACCUMULATED
                                                                         AMORTIZATION
                                                                    ----------------------
CATEGORY                                  YEARS         COST           1995        1996
- ------------------------------------- ----------   --------------   ---------- -----------

Exclusive brand license .............      15        $15,580,752    $   --       $908,877
Customer lists and other intangibles  3 and 5            546,131     340,362      439,874


   On an ongoing basis, FFI reviews the carrying value of intangible assets using the net present value of cash flows and if such review indicates that these values may not be recoverable, FFI's carrying value will be reduced to its estimated fair value.

   FAIR VALUE OF FINANCIAL INSTRUMENTS--FFI's financial instruments include accounts receivable, accounts payable, short-term debt, loans from shareholders, convertible subordinated debentures, secured subordinated debentures, capital lease, installment loans, term loan and redeemable preferred stock. The fair value of such financial instruments have been determined using available market information and interest rates as of January 31, 1996.


   At January 31, 1996, the fair value of the 8.0% Secured Subordinated Debentures Due 2005 was approximately $6,580,000 compared to the carrying value of $8,221,500. The fair value of all other financial instruments was not materially different than their carrying value.

   EARNINGS PER SHARE--Earnings per share is based on the weighted average number of common shares outstanding and includes the effect of the issuance of shares in connection with the assumed exercise of dilutive stock options and the assumed conversion of dilutive convertible preferred stock. Fully diluted earnings per share reflects additional dilution due to the use of the market price at the end of the period when higher than the average market price for the period, and does not assume the conversion of the convertible subordinated debentures with corresponding adjustments for interest expense, net of tax, since the effect of such conversion is anti-dilutive. Earnings per share for the twelve months ended January 31, 1995, seven months ended January 31, 1995 and 1994 and for the years ended June 30, 1994 and 1993 were computed using the number of common shares received by the shareholders of FFI in connection with the Merger (see Note 2). Earnings per share for the year ended January 31, 1996 is based on the number of shares received by the shareholders of FFI in the Merger through the date of the Merger and thereafter is based on the actual number of common shares and common share equivalents outstanding.


   NEW ACCOUNTING PRONOUNCEMENTS--In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles, held and used by an entity, be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amounts of an asset may not be recoverable. SFAS No. 121 will apply to FFI for the year ended January 31, 1997. The adoption of SFAS No. 121 is not expected to have a material impact on FFI's financial statements. FFI reviews the carrying value of intangible assets on an ongoing basis. If such review indicates that these values may not be reasonable, FFI's carrying value will be reduced to its estimated fair value.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES--(CONTINUED)

   The FASB has also issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). This statement defines a fair value based method of accounting for employee stock options. This statement also permits a company to continue to measure compensation costs for their stock option plan using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 requires disclosure of the pro forma net income and earnings per share that would be recorded if the fair value method was utilized. FFI plans to continue to utilize the provisions of APB No. 25 to account for such compensation costs, and will provide the pro forma disclosures required by SFAS No. 123 in the fiscal year 1997 financial statements.

   RECLASSIFICATIONS--Certain amounts in the prior period financial statements have been reclassified to conform with the fiscal 1996 presentations.

2. MERGERS AND ACQUISITIONS

   MERGER--On November 30, 1995, FFI merged with Suave Shoe Corporation ("Suave") in a reverse acquisition ("Merger"). Following the Merger, Suave, as the surviving corporation, changed its name to "French Fragrances, Inc." The principal business operations following the Merger consist of the business previously conducted by FFI, which is the manufacture, distribution and marketing of prestige fragrances and cosmetic products. Pursuant to the terms of the Merger, (i) each outstanding share of FFI common stock, $.01 par value per share ("FFI Common Stock"), was converted into the right to receive
7.12 shares of common stock, $.01 par value per share ("Common Stock"), of the surviving corporation, (ii) each outstanding share of FFI Series A Preferred was converted into the right to receive one share of Series A Preferred Stock, $.01 par value per share ("Series A Preferred"), (iii) each outstanding share of FFI Series B Convertible Preferred, $.01 par value ("FFI Series B Convertible Preferred"), was converted into one share of Series B Convertible Preferred Stock, $.01 par value per share ("Series B Convertible Preferred"), and (iv) each outstanding option to purchase one share of FFI Common Stock (an "Option") was adjusted to be exercisable for 7.12 shares of Common Stock. In connection with the Merger, the surviving corporation issued to FFI shareholders 7,120,000 shares of Common Stock, 20,000 shares of Series A Preferred and 350,000 shares of Series B Convertible Preferred. In connection with the Merger, FFI relocated its distribution facilities to the larger facility formerly occupied by Suave in Miami Lakes, Florida.

   In connection with the Merger, the shareholders of Suave adopted amendments to Suave's Articles of Incorporation to (i) change the name of Suave to "French Fragrances, Inc.," (ii) increase the number of authorized shares of Common Stock from 10,000,000 to 50,000,000, (iii) authorize 20,000 shares of Series A Preferred and 350,000 shares of Series B Convertible Preferred issued pursuant to the Merger, and (iv) authorize 5,000,000 shares of undesignated preferred stock.

   The Merger was treated as a recapitalization of FFI, with FFI as the accounting acquiror (i.e., a "reverse acquisition") and has been accounted for under the "purchase" method of accounting, in accordance with generally accepted accounting principles. In connection therewith, FFI acquired net assets with a fair value of approximately $10,100,000, consisting of $9,500,000 in property and equipment and $3,200,000 in current assets, offset by $2,600,000 in assumed liabilities. Because Suave had discontinued its operations prior to the Merger, pro forma results are not presented.

   GEOFFREY BEENE ACQUISITION--On March 2, 1995, FFI acquired, through its wholly-owned subsidiary GB Parfums, Inc., the worldwide license to the Geoffrey Beene fragrance and cosmetic lines, which

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. MERGERS AND ACQUISITIONS--(CONTINUED)

include the brands Grey Flannel, Bowling Green and Chance. The subsidiary operates under the name Geoffrey Beene Parfums selling to both prestige national department stores and specialty stores and mass-market retailers. The license agreement extends for thirty years (subject to renewal by GB Parfums) and requires royalty payments of 3% of related sales and other fees to the licensor. The purchase price approximated $18,000,000 and included the distribution rights and exclusive license and trademarks for the use of the brands for $15,000,000 and inventories in the amount of approximately $3,000,000.

   In connection with the financing of this acquisition, FFI received $8,225,000 from a group of shareholders of FFI and issued an equivalent principal amount of 8.0% Secured Subordinated Debentures Series I Due 2005 ("8.0% Series I Debentures") and 350,000 shares of FFI Series B Convertible Preferred. Each share of FFI Series B Convertible Preferred was convertible prior to January 31, 2005 into one share of FFI Common Stock upon payment by the holder of $23.50 per share. Pursuant to the Merger, each of these shares was exchanged for one newly issued Series B Convertible Preferred share which is convertible into 7.12 fully paid non assessable shares of Common Stock upon the payment of $3.30 per share. The amount received was allocated based on estimated fair value and accounted for by allocating $3,500 to Series B Convertible Preferred and $8,221,500 to the 8.0% Series I Debentures. Interest expense on these debentures totaled approximately $594,000 for the year ended January 31, 1996. Principal payments for these debentures begin in fiscal year 2001 and are payable at the rate of $1,645,000 per year through 2005.


   FFI funded the balance of the purchase price through borrowings under its bank credit facility, including a new $7,000,000 term loan facility. The term loan is repayable monthly, commencing April 1995, and bears interest at prime plus 1.75%. The monthly payments are $83,333 for the first twelve months, increasing to $166,667 for the remaining months. The final payment of all principal and interest outstanding is due in full on December 31, 1998. Interest expense for this term loan approximated $620,000 for the year ended January 31, 1996.

3. PROPERTY AND EQUIPMENT

   Property and equipment is comprised of the following:

                                                       JANUARY 31, 1995  JANUARY 31, 1996
                                                      ----------------- -----------------
Land (includes $576,000 under capital lease)  ......      $  576,000        $ 3,447,000
Building (includes $1,224,000 under capital lease)         1,224,000          6,743,452
Furniture and fixtures .............................         454,124            491,540
Machinery and equipment ............................         648,843          1,079,810
Other ..............................................          87,122             81,210
                                                      ----------------- -----------------
                                                           2,990,089         11,843,012
Less accumulated depreciation ......................        (468,491)          (743,520)
                                                      ----------------- -----------------
Property and equipment, net ........................      $2,521,598        $11,099,492
                                                      ================= =================

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. INVESTMENT IN UNCONSOLIDATED AFFILIATE

   The following represents condensed financial information of Fine
Fragrances:

                                               JANUARY 31, 1995   JANUARY 31, 1996
                                              ----------------- -----------------
Current assets .............................      $2,292,462         $3,284,066
Other assets ...............................       1,191,693            742,265
                                              ----------------- -----------------
Total assets ...............................      $3,484,155         $4,026,331
                                              ================= =================
Current liabilities ........................      $1,153,016         $  970,716
Shareholders' equity .......................       2,331,139          3,055,615
                                              ----------------- -----------------
Total liabilities and shareholders' equity        $3,484,155         $4,026,331
                                              ================= =================

                        YEARS ENDED               SEVEN MONTHS ENDED        TWELVE MONTHS     YEAR ENDED
                         JUNE 30,                    JANUARY 31,           ENDED JANUARY 31   JANUARY 31
               ----------------------------  ---------------------------- ----------------- -------------
                    1993           1994           1994           1995            1995            1996
               -------------  -------------  -------------  ------------- ----------------- -------------

Net sales  ..    $4,677,808     $3,742,342     $2,048,794     $3,004,644        $4,698,192     $4,746,765
               =============  =============   =============  ============= ================ =============
Net income  .    $  500,744     $  481,129     $  178,343     $  453,574        $  756,360     $  724,438
               =============  =============   =============  ============= ================ =============


   FFI's equity in the net income of Fine Fragrances as reflected in the accompanying statements of income has been reduced for the amortization of the exclusive distribution agreements (see Note 1). The exclusive distribution agreements are being amortized using the straight-line method over six years, the term of the agreements. Amortization expense on these exclusive distribution agreements was approximately $75,000 for the year ended January 31, 1996, $44,000 for the seven months ended January 31, 1995, and $75,000 for each of the years ended June 30, 1994 and 1993.

   The reconciliation of the investment in unconsolidated affiliate is as follows:

                                                  JANUARY 31, 1995  JANUARY 31, 1996
                                                 ----------------- -----------------
Equity interest at 50% ........................      $1,165,570         $1,527,800
Unamortized exclusive distribution agreements        $  255,111         $  180,435
                                                 ----------------- -----------------
Carrying value ................................      $1,420,681         $1,708,235
                                                 ================= =================

   Current liabilities primarily relate to a $2,000,000 secured line of credit from a bank. The interest rate is prime rate plus 2.5% (prime rate was 8.5% at January 31, 1996). The line is secured by receivables and inventories. The line is subject to annual review and renewal by the bank in April. Amounts outstanding were $912,000 and $762,000 at January 31, 1996 and 1995, respectively. There are no other material commitments or contingencies for Fine Fragrances.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. SHORT-TERM DEBT

   During the year ended January 31, 1996, FFI increased its credit facility with a bank to allow for borrowings up to $18,000,000 from the previous limit of $16,000,000 (at January 31, 1995) at an interest rate not to exceed 1% over the prime rate (8.5% at January 31, 1996). In addition, the credit facility includes a $7,000,000 term loan (see Note 2). Borrowings are limited to eligible accounts receivable and inventories. Borrowings are also collateralized by FFI's shares of common stock in its subsidiaries and in Fine Fragrances and all other assets other than the building acquired in the Merger (the "Suave Facility"), including accounts receivable and inventories. The credit facility contains several covenants, the more significant of which are that FFI maintain a minimum level of equity and meet certain debt-to-equity, interest coverage and liquidity ratios. FFI was in compliance with these covenants as of January 31, 1996. The credit facility also includes a prohibition on the payment of dividends and other distributions to shareholders and restrictions on the incurrence of additional indebtedness. The outstanding balance under the credit facility (excluding the term loan incurred in connection with the Geoffrey Beene acquisition) was $14,880,000 and $16,000,000 at January 31, 1996 and 1995, respectively. Interest expense under the credit facility totaled approximately $1,910,000 and $1,130,000 for the year ended January 31, 1996 and the twelve months ended January 31, 1995, respectively; $855,000 and $383,000 for the seven months ended January 31, 1995 and 1994, respectively; and $716,000 and $537,000 for the years ended June 30, 1994 and 1993, respectively.

6. CONVERTIBLE SUBORDINATED DEBENTURES

   The convertible subordinated debentures represent 5.0% Convertible Subordinated Debentures Due 1997 which are convertible into Common Stock. The conversion price at January 31, 1996 was $8.26 per share. The balance of these debentures is due January 1, 1997.

7. SECURED SUBORDINATED DEBENTURES

   Secured subordinated debentures include (1) $1,730,000 of 12.5% Secured Subordinated Debentures Due 2002, Series I ("12.5% Series I Debentures") and
(2) $1,730,000 of 12.5% Secured Subordinated Debentures Due 2002, Series II ("12.5% Series II Debentures"), which were issued on July 2, 1992. The 12.5% Series I Debentures are secured by a lien on all of the assets of FFI other than the Suave Facility, junior to the lien of the banks; the 12.5% Series II Debentures are subordinated to the 12.5% Series I Debentures. Interest expense on both series totaled approximately $432,500 for the year ended January 31, 1996 and for the twelve months ended January 31, 1995, respectively; $252,300 for the seven months ended January 31, 1995 and 1994, respectively; and $443,000 for the years ended June 30, 1994 and 1993, respectively. Principal payments for both Series are due as follows:

 FISCAL YEAR       AMOUNT
- -------------- ------------
1999 .........   $  346,000
2000 .........      346,000
2001 .........      692,000
2002 .........      692,000
2003 .........    1,384,000
                ------------
Total ........   $3,460,000
                ============

   Secured subordinated debentures also include the 8.0% Series I Debentures which were issued in connection with the Geoffrey Beene acquisition (see Note
2).

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. CAPITAL LEASE AND INSTALLMENT LOANS

   As of January 31, 1996, the future minimum lease payments for the National Trading Facility under capital lease (see Note 1) and payments due on installment loans are as follows:

                                                          CAPITAL       INSTALLMENT
JANUARY 31,                                 TOTAL          LEASE           LOANS
- -----------                            -------------- --------------  --------------
1997 ................................    $   339,743     $   258,113       $ 81,630
1998 ................................        270,322         250,462         19,860
1999 ................................        242,813         242,813
2000 ................................        235,163         235,163
2001 and thereafter .................      1,519,976       1,519,976
                                       -------------- --------------  --------------
Total ...............................      2,608,017       2,506,527        101,490
Less amount representing interest  ..     (1,136,527)     (1,136,527)
                                       -------------- --------------  --------------
Present value of net future payments       1,471,490       1,370,000        101,490
Less current portion ................       (201,630)       (120,000)       (81,630)
                                       -------------- --------------  --------------
Balance at January 31, 1996 .........    $ 1,269,860     $ 1,250,000       $ 19,860
                                       ============== ==============  ==============

9. INCOME TAXES

   The components of the provision for income taxes for the year ended January 31, 1996 and the seven months ended January 31, 1995 and the years ended June 30, 1994 and 1993 are as follows:

                                                                     SEVEN MONTHS     YEAR ENDED
                                         YEARS ENDED JUNE 30,     ENDED JANUARY 31,  JANUARY 31,
                                      -------------------------  ------------------ --------------
                                          1993          1994             1995            1996
                                      ------------  -----------  ------------------ --------------
Current income taxes:
 Federal ...........................    $ 285,784     $450,374        $1,579,491       $2,082,263
 State .............................       48,629       79,415           168,480          352,639
                                      ------------ -----------  ------------------ --------------
  Total current ....................      334,413      529,789         1,747,971        2,434,902
                                      ------------ -----------  ------------------ --------------
Deferred income taxes:
 Federal ...........................      (87,675)         610          (233,117)        (455,642)
 State .............................      (15,008)         111           (24,735)         (48,569)
                                      ------------ -----------  ------------------ --------------
  Total deferred ...................     (102,683)         721          (257,852)        (504,211)
                                      ------------ -----------  ------------------ --------------
  Total provision for income taxes      $ 231,730     $530,510        $1,490,119       $1,930,691
                                      ============ ===========  ================== ==============

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and operating loss carryforwards. The tax effects of significant items comprising FFI's net deferred tax asset are as follows:

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

9. INCOME TAXES--(CONTINUED)


                                                        JANUARY 31,     JANUARY 31,
                                                           1995            1996
                                                      -------------- --------------

Deferred tax liabilities:
 Property and equipment ............................     $ 37,192       $2,387,274
 Management incentive arrangement ..................                       119,304
 Deferred income ...................................       21,670
                                                      -------------- --------------

  Gross deferred tax liabilities ...................       58,862        2,506,578
                                                      -------------- --------------
Deferred tax assets:
 Excess of book bad debts reserve over tax reserve         33,473          523,684
 Customer lists and distribution rights ............        1,905           43,303
 Investment in unconsolidated subsidiary  ..........       18,569           18,569
 Management incentive arrangement ..................      102,303
 Amortizable brand license .........................                       188,649
 Net operating loss carryforwards ..................                     2,793,417
 Accrued expenses ..................................                        50,924
 Inventories related ...............................      159,743          449,841
                                                      -------------- --------------
  Gross deferred tax assets ........................      315,993        4,068,387
                                                      -------------- --------------
Net deferred tax asset .............................      257,131        1,561,809
Valuation allowance for deferred tax assets  .......            0         (800,467)
                                                      -------------- --------------
Net deferred tax asset .............................     $257,131       $  761,342
                                                      ============== ==============

   At January 31, 1996, the valuation allowance relates to the net operating loss carryforwards available in connection with the Merger discussed in Note 2 which expire through 2009.

   The total income tax provision differs from the amount obtained by applying the statutory federal income tax rate to pretax income for the following reasons.

                                                       YEARS ENDED JUNE 30,
                                        ------------------------------------------------
                                                1993                    1994
                                       ----------------------       ---------------------
                                          AMOUNT      RATE            AMOUNT      RATE
                                       -----------  ---------       ----------- ---------
Income tax at statutory rates  ......    $281,251     34.00%          $524,239    34.00%
Florida tax, net of federal benefit        25,005      2.84             51,724     3.35
Undistributed earnings in affiliate       (85,125)    (9.57)           (65,434)   (4,24)
Other ...............................      10,600      0.84             19,981     1.30
                                       ----------- ---------        ---------- ---------
 Total income taxes .................    $231,730     28.01%          $530,510    34.41%
                                       ===========  =========       ==========   =========

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                          SEVEN MONTHS ENDED                 YEAR ENDED
                                           JANUARY 31, 1995               JANUARY 31, 1996
                                       ------------------------      -----------------------

                                          AMOUNT         RATE           AMOUNT         RATE
                                       -------------  ---------       -----------    ---------
Income tax at statutory rates  ......     $1,291,586      34.00%        $1,672,126      34.00%
Florida tax, net of federal benefit          154,177       4.06            232,742       4.71
Undistributed earnings in affiliate          (61,686)     (1.62)          (116,426)     (2.36)
Other ...............................        106,042       2.79            142,249       2.88
                                       -------------  ---------       ------------   ---------
 Total income taxes .................     $1,490,119      39.23%        $1,930,691      39.25%
                                       =============  ==========      ============   =========

10. RELATED PARTY TRANSACTIONS

   At January 31, 1996 and 1995, FFI had $410,000 and $160,000, respectively, outstanding in loans from shareholders. These loans, which bear interest at 7% and 9%, have an original maturity date of December 31, 1996, but may be extended at the request of FFI. Interest expense on these loans total approximately $28,100 and $18,400 for the year ended January 31, 1996 and the twelve months ended January 31, 1995, respectively; $9,800 and $13,500 for the seven months ended January 31, 1995 and 1994, respectively; and $22,000 and $15,000 for the years ended June 30, 1994 and 1993, respectively.


   In the normal course of business or from time-to-time, FFI and its affiliate, Fine Fragrances, and National Trading, have entered into transactions which are reflected on the balance sheet as due to

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

10. RELATED PARTY TRANSACTIONS--(CONTINUED)

affiliates, net. During the year ended January 31, 1996, the seven months ended January 31, 1995, and for the year ended June 30, 1994, such transactions are summarized as follows:

                                  ADVANCES                            DUE TO           DUE TO
                                    FROM          MANAGEMENT          (FROM)           (FROM)           TOTAL DUE
                                    FINE           FEE AND             FINE           NATIONAL          TO (FROM)
                                 FRAGRANCES         OTHER        FRAGRANCES, NET    TRADING, NET     AFFILIATES, NET
                               --------------  ---------------   -------------- -  --------------   ----------------
Balance at June 30, 1993  ...    $   550,000     $  (119,849)      $   430,151       $  (41,609)       $   388,542
Advances, net ...............        930,000                           930,000          350,000          1,280,000
Management fee (8.0%) .......                       (371,000)         (371,000)                           (371,000)
Miscellaneous ...............                                                            (3,397)            (3,397)
Interest (7.25%) ............        136,991                           136,991           12,000            148,991
Repayments ..................                                                           (12,000)           (12,000)
                               --------------  ---------------   ----------------  ---------------  ----------------
Balance at June 30, 1994  ...      1,616,991        (490,849)        1,126,142          304,994          1,431,136
Advances, net ...............        430,000                           430,000           87,941            517,941
Management fee (8.0%) .......                       (254,000)         (254,000)                           (254,000)
Miscellaneous ...............                        (31,011)          (31,011)                            (31,011)
Interest (8.5%) .............         74,433                            74,433            7,000             81,433
Repayments ..................       (215,364)                         (215,364)        (287,000)          (502,364)
                               --------------  ---------------   ----------------  ---------------  ----------------
Balance at January 31, 1995        1,906,060        (775,860)        1,130,200          112,935          1,243,135
Advances, net ...............        873,000                           873,000        1,444,160          2,317,160
Management fee (8.0%) .......                       (375,576)         (375,576)                           (375,576)
Interest (10.0%) ............        236,788                           236,788                             236,788
Repayments ..................     (1,152,688)                       (1,152,688)                         (1,152,688)
                               --------------  ---------------   ----------------  ---------------  ----------------
Balance at January 31, 1996      $ 1,863,160     $(1,151,436)      $   711,724       $1,557,095        $ 2,268,819
                               ==============  ===============   ================  ===============  ================

   FFI has various monitoring agreements with affiliates of FFI pursuant to which such affiliates provide financial advisory services to FFI. In consideration of the services provided, such affiliates receive annual fees totaling $275,000 which are payable in quarterly installments.

   During July 1992, FFI entered into a three-year employment agreement with its President and Chief Executive Officer (the "President"), whereby the President agreed to devote a majority of his business time and energies to the business and affairs of FFI and its unconsolidated affiliate, Fine Fragrances. The agreement provides for a base annual salary to be determined by FFI's board, but in no event to be less than $120,000 and the creation of an annual bonus pool for the President and other members of FFI's senior management equal to six percent of the pre-tax profit of FFI. Effective July 2, 1995, the agreement was amended to extend the term to July 1997 (subsequently extended to the year 2000). The agreement is automatically renewable for successive one-year periods and contains a non-compete clause during the term of the agreement and for a period of five years after its termination.

11. REDEEMABLE PREFERRED STOCK

   Redeemable Preferred Stock represents the Series A Preferred, which has a liquidation preference of $100 and is mandatorily redeemable by FFI upon the earlier to occur of (i) January 1, 2001, or (ii) the repayment of 50% of the 12.5% Series I Debentures and the 12.5% Series II Debentures and the accumulation by FFI of $2,000,000 in retained earnings. The Series A Preferred was issued in exchange for the FFI Series A Preferred in the Merger. The FFI Series A Preferred was originally issued in July 1992 in connection with the following transactions:

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

11. REDEEMABLE PREFERRED STOCK--(CONTINUED)

                                                                         SHARES    CARRYING VALUE
                                                                       ---------  ---------------
Initial capitalization of FFI .......................................    10,000      $1,000,000
Acquisition of the net assets of the fragrance and cosmetics
  business from National Trading ....................................     5,050         505,000
Acquisition of 50% interest in Fine Fragrances ......................     4,950         495,000
                                                                       --------- ---------------
  Total .............................................................    20,000      $2,000,000
                                                                       ========= ===============

12. SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES

                                                                    YEAR ENDED        YEAR ENDED
                                                                   JUNE 30, 1993   JANUARY 31, 1996
                                                                 ---------------- -----------------
Property acquired through capital lease .......................     $1,800,000
Acquisition of net assets of the fragrance and cosmetics
  business from National Trading through the issuance of
  preferred stock and subordinated debentures .................      2,235,000
Acquisition of 50% interest in Fine Fragrances through
  issuance of preferred stock .................................        495,000
Reverse acquisition of Suave Shoe Corporation:
   Fair value of non cash assets acquired .....................                       $12,267,430
 Liabilities assumed ..........................................                        (2,654,391)

13. STOCK OPTION PLANS

   On January 26, 1995, FFI's Board of Directors (the "Board") adopted two stock option plans, one for the benefit of non-employee directors (the "Non-Employee Director's Plan") and another for directors, officers and employees (the "1995 Stock Option Plan") of FFI. Both the 1995 Stock Option Plan and the Non-Employee Director's Plan were assumed in the Merger and the outstanding options were adjusted for the Merger (see Note 2).

   The stock options awarded under the Non-Employee Director's Plan are generally exercisable within a year after grant provided the grantee remains a director of FFI. The options granted under the Non-Employee Director's Plan shall be non-qualified. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant, and the maximum option term cannot exceed ten years. The number of shares of common stock authorized under the Non-Employee Director's Plan is 35,600. No stock options have been granted under the Non-Employee Director's Plan to date.

   The stock options awarded under the 1995 Stock Option Plan are exercisable at any time or in any installments as determined by the Compensation Committee of the Board at the time of grant, provided that no stock options shall be exercisable prior to six months from the date of grant. The options granted under the 1995 Stock Option Plan may be either incentive and/or nonqualified stock options as determined by the Compensation Committee. The aggregate fair value (determined at the grant date) of Common Stock with respect to which incentive options are exercisable for the first time by a participant of the plan during any calendar year shall not exceed $100,000. The number of shares of Common Stock authorized under the 1995 Stock Option Plan is 541,120. On January 26, 1995, options for 527,040 shares were granted to directors, officers and employees. Options for 477,040 shares are exercisable at $3.30 per share and options for 50,000 are exercisable at $5.25. There were no options exercisable at January 31, 1995 and options for 300,326 shares were exercisable at January 31, 1996. There also exist two stock option plans, which were established by Suave prior to the Merger, the 1981

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

13. STOCK OPTION PLANS--(CONTINUED)

Employee Stock Option and Stock Appreciation Plan (the "1981 Employee Plan") and the 1993 Stock Option Plan (the "1993 Plan"). A total of 360,000 shares are available for issuance under the 1981 Employee Plan and 500,000 shares are available for issuance under the 1993 Plan. At January 31, 1996, no options under these plans were outstanding or exercisable.

14. SUBSEQUENT EVENTS (UNAUDITED)

   On March 20, 1996, FFI completed its acquisition of certain assets including the trademarks for the Halston fragrance brands, and certain inventory and tangible assets from Halston Borghese, Inc. ("HBI") and its affiliates. The purchase price was approximately $22,000,000 and was paid as follows: (i) $19,000,000 in cash; and (ii) $2,000,000 note issued to HBI maturing March 20, 2000 which is to be repaid on a quarterly basis in an amount equal to 5% of the net sales revenues of FFI from the sale of the Halston brands, provided that no payments are due until October 15, 1997 and that the accrued amount bears interest at 8.0% per annum. FFI also assumed approximately $1,000,000 in trade payables. The cash portion of the purchase price was financed as follows: (a) $3,000,000 from the issuance of 8.0% Secured Subordinated Debentures Due 2005, Series II and 571,429 shares of Series C Convertible Preferred Stock, $.01 par value ("Series C Convertible Preferred"); and (b) $16,000,000 in term loans from the two banks which are parties to FFI's credit facility. The term loans consist of the following:
(1) $1,000,000 term loan from one of the banks due December 31, 1996, bearing interest at 0.75% over prime; (2) $9,000,000 term loan from both banks on the credit facility due December 31, 1998, bearing interest at 1.75% over prime with principal payments due on a monthly basis aggregating approximately $2,380,000, $3,000,000 and $3,620,000 during the years ended January 31,
1997, 1998, 1999; and (3) $6,000,000 term loan bearing interest at 2% over prime from one of the banks due June 14, 1996 (the "Bridge Loan"). FFI issued a first mortgage on the Suave Facility to repay the Bridge Loan.

   On March 14, 1996, FFI entered into a new credit facility with two banks to replace the existing credit facility, as described in Note 5. The new credit facility provides for borrowings on a revolving basis of up to $30,000,000 (which is increased to $40,000,000 from July 1 to December 31 as an over line for the holiday season). The new credit facility also includes the term loan issued in connection with the Geoffrey Beene acquisition and the $10,000,000 aggregate principal amount of term loans issued in connection with the Halston acquisition. Borrowings are collateralized by FFI's shares of common stock in its subsidiaries and Fine Fragrances and all other assets other than the Suave Facility. The material terms of the credit facility relating to maximum interest rates, covenants and restrictions on the payment of dividends, distributions to shareholders and incurrence of additional indebtedness remain in effect (see Note 5).

   In connection with the new credit facility, FFI issued to the banks warrants to purchase 75,000 shares of Common Stock exercisable at $5.50 per share, provided that warrants for 25,000 shares of Common Stock are exercisable only after March 14, 1997, and only to the extent FFI has not completed an equity offering of its securities in which FFI has obtained at least $5,000,000 of net proceeds.

   On May 14, 1996, FFI completed the acquisition of certain assets of Fragrance Marketing Group, Inc. ("FMG"), including contract rights under certain license and exclusive distribution agreements in the United States for the Ombre Rose, Lapidus, Faconnable, Balenciaga, Bogart, Chevignon and Niki de Saint Phalle fragrance brands, inventory, accounts receivable and tangible assets. In addition, FFI assumed approximately $3.1 million of certain trade and other payables of FMG and discharged approximately $600,000 of accounts receivable from FMG. In addition to the payables and write-off of the receivable, the consideration for the assets included approximately $4.3 million in cash, $11.1 million aggregate principal amount of 8.5% Subordinated Debentures (the "8.5% Debentures") and $900,000 in

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

14. SUBSEQUENT EVENTS (UNAUDITED)--(CONTINUED)

Company inventory delivered to FMG. The Company also issued to FMG (for assignment to its shareholders and senior management) warrants for an aggregate of 1,075,000 shares of the Company's Common Stock, which will be exercisable at $7.50 per share from July 1997 to January 2002. The cash portion of the purchase price was financed from FFI's revolving credit facility. The 8.5% Debentures consist of: (i) a $4 million 8.5% Debenture which requires mandatory principal payments of $2 million in May 2000 and 2001 (such payments are subject to acceleration to May 1998 and 1999 if the Company raises a minimum of $10 million of net capital from a public offering of equity securities (the "Financing Condition"); provided that if the Financing Condition is satisfied after May 1998, payment of the entire balance will be due on the later to occur of May 1999, or 30 days after the Financing Condition is satisfied); (ii) a $7 million 8.5% Debenture which requires mandatory annual principal repayments of $2.33 million commencing May 2002, with the remaining balance due May 2004; and (iii) a $100,000 8.5% Debenture which requires mandatory annual principal repayments of $33,000 commencing May 2002, with the remaining balance due May 2004.

                      FRENCH FRAGRANCES AND SUBSIDIARIES
                    CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                        JANUARY 31,      APRIL 30,
                                                                                           1996             1996
                                                                                      -------------- ---------------
                                                                                                        (UNAUDITED)

ASSETS
CURRENT ASSETS
 Cash and cash equivalents .........................................................    $   123,960     $  1,104,316
 Accounts receivable, net of allowance for doubtful accounts of $630,339 and
   $637,145, respectively ..........................................................     14,236,326       19,337,762
 Inventories .......................................................................     25,850,669       30,447,722
 Equipment held for sale ...........................................................      1,000,000          141,135
 Prepaid expenses and other assets .................................................      1,370,777          960,946
                                                                                      -------------- ---------------
   Total current assets ............................................................     42,581,732       51,991,881
INVESTMENT IN UNCONSOLIDATED AFFILIATE .............................................      1,708,235        1,799,705
                                                                                      -------------- ---------------
PROPERTY AND EQUIPMENT, NET ........................................................     11,099,492       12,188,378
                                                                                      -------------- ---------------
OTHER ASSETS
 Exclusive brand license, net ......................................................     14,671,875       32,707,025
 Deferred income taxes, net ........................................................        761,342          761,342
 Other intangibles and other assets ................................................        561,138          802,744
                                                                                      -------------- ---------------
   Total other assets ..............................................................     15,994,355       34,271,111
                                                                                      -------------- ---------------
TOTAL ASSETS .......................................................................    $71,383,814     $100,251,075
                                                                                      ============== ===============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Short-term debt ...................................................................    $16,713,333     $ 28,217,000
 Accounts payable--trade ...........................................................     11,115,664       12,672,467
 Other payables and accrued expenses ...............................................      3,250,365        2,523,424
 Current portion of capital lease and installment loans ............................        201,630          187,531
 Loans from shareholders ...........................................................        410,000          410,000
 Convertible subordinated debentures ...............................................        600,000          600,000
 Due to affiliates, net ............................................................      2,268,819        2,311,726
                                                                                      -------------- ---------------
    Total current liabilities ......................................................     34,559,811       46,922,148
LONG-TERM LIABILITIES
 Secured subordinated debentures ...................................................     11,681,500       14,681,535
 Capital lease and installment loans ...............................................      1,269,860        1,226,690
 Term loans and bridge loan ........................................................      4,333,333       17,543,333
                                                                                      -------------- ---------------
   Total liabilities ...............................................................     51,844,504       80,373,706
                                                                                      -------------- ---------------
COMMITMENTS
REDEEMABLE PREFERRED STOCK
 Series A, $.01 par value; stated at liquidation preference value of $100 per
   share; 20,000 shares authorized and outstanding .................................      2,000,000        2,000,000
SHAREHOLDERS' EQUITY
 Convertible, redeemable preferred stock, Series B, $.01 par value
   (liquidation preference of $.01 per share); 350,000 shares authorized,
   issued and outstanding ..........................................................          3,500            3,500
 Convertible, redeemable preferred stock, Series C, $.01 par value
   (liquidation preference of $.01 per share); 571,429 shares authorized,
   issued and outstanding ..........................................................         --                5,714
 Common stock, $.01 par value, 50,000,000 shares authorized; 9,641,290 shares
   issued and outstanding, respectively ............................................         96,413           96,413
 Additional paid-in capital ........................................................     10,333,539       10,373,539
 Retained earnings .................................................................      7,105,858        7,398,203
                                                                                      -------------- ---------------
   Total shareholders' equity ......................................................     17,539,310       17,877,369
                                                                                      -------------  ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........................................    $71,383,814     $100,251,075
                                                                                      ============== ===============

          See notes to condensed consolidated financial statements.

                      FRENCH FRAGRANCES AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                 (UNAUDITED)

                                                       THREE MONTHS ENDED APRIL 30,
                                                      ------------------------------
                                                           1995            1996
                                                      --------------  --------------
NET SALES ..........................................    $15,732,117     $19,316,493
COST OF SALES ......................................     12,690,538      13,455,988
                                                      -------------- --------------
 Gross profit ......................................      3,041,579       5,860,505
OPERATING EXPENSES
 Warehouse and shipping ............................        528,131         805,511
 Selling ...........................................        997,258       2,399,163
 General and administration ........................        383,629         703,171
 Depreciation and amortization .....................        285,907         532,301
                                                      -------------- --------------
  Total operating expenses .........................      2,194,924       4,440,146
                                                      -------------- --------------
INCOME FROM OPERATIONS .............................        846,655       1,420,359
                                                      -------------- --------------
OTHER INCOME (EXPENSE)
 Interest income ...................................          5,897           2,629
 Interest expense ..................................       (795,265)     (1,201,458)
 Other income ......................................         (6,467)        139,546
                                                      -------------- --------------
  Other income (expense), net ......................       (795,835)      1,059,283
                                                      -------------- --------------
INCOME BEFORE EQUITY IN EARNINGS OF UNCONSOLIDATED
  AFFILIATE AND PROVISIONS FOR INCOME TAXES ........         50,819         361,076
                                                      -------------- --------------
EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATE, 50%
OWNED ..............................................        129,878          91,469
                                                      -------------- --------------
INCOME BEFORE INCOME TAXES .........................        180,697         452,545
PROVISION FOR INCOME TAXES .........................         32,641         160,200
                                                      -------------- --------------
NET INCOME .........................................    $   148,056     $   292,345
                                                      ==============  ==============
Earnings per common share equivalent:
 Primary ...........................................    $      0.02     $      0.03
                                                      ==============  ==============
 Fully diluted .....................................    $      0.02     $      0.03
                                                      ==============  ==============
Weighted average number of common share
equivalents:
 Primary ...........................................      7,120,000      11,175,985
                                                      ==============  ==============
 Fully diluted .....................................      7,120,000      11,485,697
                                                      ==============  ==============

          See notes to condensed consolidated financial statements.

                   FRENCH FRAGRANCES, INC. AND SUBSIDIARIES
          CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (UNAUDITED)

                                     SERIES B               SERIES C           COMMON
                                 PREFERRED STOCK         PREFERRED STOCK       STOCK
                              ---------------------  --------------------- ------------
                                SHARES      AMOUNT      SHARES     AMOUNT     SHARES
                              ---------   ---------  ----------  --------- ------------
Balance at January 31, 1996     350,000     $3,500                           9,641,290
Series C Convertible
  Preferred Shares issued ..                           571,429      5,714
Grant of stock purchase
  warrants .................
Net income for the three
  months ended .............
                              ----------  ---------  ----------  --------- ------------
Balance at April 30, 1996  .    350,000     $3,500     571,429     $5,714    9,641,290
                              ==========  =========  ==========  ========= ============

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                            ADDITIONAL                         TOTAL
                                              PAID-IN        RETAINED      SHAREHOLDERS'
                                AMOUNT        CAPITAL        EARNINGS         EQUITY
                              ----------  --------------  -------------   ---------------
Balance at January 31, 1996     $96,413     $10,333,539     $7,105,858      $17,539,310
Series C Convertible
  Preferred Shares issued ..                                                      5,714
Grant of stock purchase
  warrants .................                     40,000                          40,000
Net income for the three
  months ended .............                                   292,345          292,345
                              ----------  --------------   -------------  ----------------
Balance at April 30, 1996  .    $96,413     $10,373,539     $7,398,203      $17,877,369
                              ==========  ==============   =============  ================

          See notes to condensed consolidated financial statements.

                      FRENCH FRAGRANCES AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (UNAUDITED)

                                                                                THREE MONTHS ENDED
                                                                                     APRIL 30,
                                                                         --------------------------------
                                                                               1995             1996
                                                                         ---------------  ---------------
CASH FLOW FROM OPERATING ACTIVITIES
 Net Income ...........................................................    $     148,056    $     292,345
 Adjustments to reconcile net income to cash provided by (used in)
   operating activities:
   Depreciation and amortization ......................................         285,907          532,301
  Equity in earnings of unconsolidated affiliate ......................        (129,878)         (91,469)
 Change in assets and liabilities net of effects from the
   acquisitions:
   (Increase) in accounts receivable ..................................      (2,831,407)      (5,101,435)
  (Increase) decrease in inventories ..................................       5,852,276       (4,738,189)
  Decrease (increase) in prepaid expenses and other assets  ...........        (281,435)       1,114,155
  Increase (decrease) in accounts payable .............................      (2,948,151)       1,556,804
  Increase (decrease) in other payables and accruals ..................         358,874         (726,940)
  Increase (decrease) in due to affiliate, net ........................         288,369         (452,093)
                                                                         --------------- ---------------
    Net cash provided by (used in) operating activities  ..............         742,612       (7,614,522)
                                                                         ---------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of exclusive brand license ..................................     (18,370,655)     (17,324,759)
 Additions to property and equipment, net of disposals ................         (48,578)        (277,511)
                                                                         --------------- ---------------
    Net cash used in investing activities .............................     (18,419,233)     (17,602,270)
                                                                         --------------- ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from the grant of stock purchase warrants ...................                           40,000
 Proceeds from the issuance of preferred stock ........................           3,500            5,714
 Proceeds from the issuance of secured subordinated debentures  .......       8,221,500        3,000,035
 Advances from unconsolidated affiliate ...............................       1,025,000          495,000
 Proceeds from term loan ..............................................       7,000,000        8,960,000
 Payments on term loans ...............................................         (83,334)        (583,333)
 Net proceeds from short-term debt ....................................       1,247,025        8,337,000
 Payments on capital lease and installment loans ......................         (54,424)         (57,269)
 Loans from shareholders ..............................................         250,000
 Proceeds from bridge loan ............................................                        6,000,000
                                                                         --------------- ---------------
    Net cash provided by financing activities .........................      17,609,267       26,197,147
                                                                         --------------- ---------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ..................         (67,354)         980,356
                                                                         --------------- ---------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ......................         646,148          123,960
                                                                         --------------- ---------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ............................    $    578,794     $  1,104,316
                                                                         ===============  ===============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Interest paid during the period ......................................    $    544,313     $    781,997
                                                                         ===============  ===============
 Income taxes paid during the period ..................................    $          0     $    393,000
                                                                         ===============  ===============
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES:
  Issuance of note to seller in connection with Halston Acquisition ...                     $  2,000,000
                                                                                          ===============

          See notes to condensed consolidated financial statements.

                   FRENCH FRAGRANCES, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   LONG LIVED ASSETS--FFI adopted the provisions of SFAS No. 121 effective for the three months ended April 30, 1996. Long lived assets are reviewed on an ongoing basis for impairment. Estimated fair value is calculated using discounted cash flow methods and other valuation techniques, such as appraisals.

   EARNINGS PER SHARE--Earnings per share is based on the weighted average number of common shares outstanding and includes the effect of the issuance of shares in connection with the assumed exercise of dilutive stock options and warrants and the assumed conversion of dilutive convertible preferred stock. Fully diluted earnings per share reflects additional dilution due to the use of the market price at the end of the period when higher than the average market price for the period, and does not assume the conversion of the convertible subordinated debentures with corresponding adjustments for interest expense, net of tax, since the effect of such conversion is anti-dilutive. Earnings per share for the three months ended April 30, 1995 were computed using the number of common shares received by the shareholders of FFI in connection with the Merger. Earnings per share for the three months ended April 30, 1996 are calculated based on the actual number of common shares and common share equivalents outstanding.

NOTE 2. HALSTON ACQUISITION

   On March 20, 1996, FFI completed its acquisition (the "Halston Acquisition") from Halston Borghese, Inc. ("HBI") and its affiliates of certain assets relating to the Halston fragrance brands including the trademarks and certain inventory and tangible assets. The purchase price was approximately $22,000,000 and was paid as follows: (i) $19,000,000 in cash; and (ii) $2,000,000 note issued to HBI maturing March 20, 2000 (the "Seller Note"),which is to be repaid on a quarterly basis in an amount equal to 5% of the net sales revenues of FFI from the sale of the Halston brands, provided that no payments are due until October 15, 1997 and that the accrued amount bears interest at 8.0% per annum. FFI also assumed approximately $1,000,000 in trade payables. The cash portion of the purchase price was financed as follows: (a) $3,000,000 from the issuance of 8.0% Secured Subordinated Debentures Due 2005, Series II (the "8.0% Series II Debentures"), and 571,429 shares of Series C Convertible Preferred Stock, $.01 par value ("Series C Convertible Preferred"); and (b) $16,000,000 in term loans from the two banks which are parties to FFI's credit facility. The term loans consist of the following: (1) $1,000,000 term loan from one of the banks due December 31, 1996, bearing interest at 0.75% over prime (the "Halston Term Loan 1" ); (2) $9,000,000 term loan from both banks on the credit facility due December 31, 1998, bearing interest at 1.75% over prime with principal payments due on a monthly basis aggregating approximately $2,380,000, $3,000,000, and $3,620,000 during the years ended January 31, 1997, 1998, 1999 (the "Halston Term Loan 2"); and (3) $6,000,000 term loan bearing interest at 2% over prime from one of the banks due June 14, 1996 (the "Bridge Loan"). FFI issued a first mortgage on the building acquired in the Merger to repay the Bridge Loan.

   The following information presents the pro forma results of operations for the year ended January 31, 1996 and the three months ended April 30, 1996 of FFI as if the acquisition had occurred at the beginning of each period:


                                                 YEAR ENDED        THREE MONTHS
                                                 JANUARY 31,           ENDED
                                                    1996          APRIL 30, 1996
                                              ---------------- ------------------
Net sales ..................................      $110,996            $20,150
                                              ---------------- ------------------
Net income and brand contribution (deficit)       $  4,749            $  (464)
                                              ---------------- ------------------

                   FRENCH FRAGRANCES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 3. INVESTMENT IN UNCONSOLIDATED AFFILIATE

   The following represents condensed financial information of Fine Fragrances, Inc. ("Fine Fragrances"), a fragrance distribution company which is 50% owned by FFI; FFI's investment in Fine Fragrances is accounted for under the equity method:

                                                 JANUARY 31, 1996   APRIL 30, 1996
                                                -----------------  ---------------
Current assets ...............................      $ 3,284,066       $ 3,553,656
Other assets .................................         742,265          1,148,149
                                                ----------------- ---------------
  Total assets ...............................      $4,026,331         $4,701,805
                                                ================= ===============
Current Liabilities ..........................      $   970,716       $ 1,425,917
Shareholders' equity .........................       3,055,615          3,275,888
                                                ----------------- ---------------
  Total liabilities and shareholder's equity        $4,026,331         $4,701,805
                                                ================= ===============

                THREE MONTHS ENDED APRIL 30,
                ----------------------------
                     1995           1996
                -------------  -------------
Net Sales ....    $1,658,538     $1,474,123
                =============  =============
Net Income  ..    $  290,837     $  220,273
                =============  =============

   FFI's equity in the net income of Fine Fragrances as reflected in the accompanying statements of income has been reduced for the amortization of the exclusive distribution agreements of Fine Fragrances. The exclusive distribution agreements are being amortized using the straight-line method over six years, the term of the agreements.

   The reconciliation of the investment in unconsolidated affiliate is as follows:

                                                  JANUARY 31, 1996   APRIL 30, 1996
                                                 -----------------  ---------------
Equity interest at 50% ........................      $1,527,800        $ 1,637,944
Unamortized exclusive distribution agreements           180,435            161,761
                                                 -----------------  ---------------
Carrying value ................................      $1,708,235         $1,799,705
                                                 =================  ===============

   Current liabilities primarily relate to a $2,000,000 secured line of credit from a bank. The interest rate is prime rate plus 2.5% (prime rate was 8.5% at April 30, 1996). The line is secured by receivables and inventories. The line is subject to annual review and renewal by the bank in April. Amounts outstanding were $912,000 and $663,000 at January 31, 1996 and April 30, 1996, respectively. There are no other material commitments or contingencies for Fine Fragrances.

NOTE 4. SHORT-TERM DEBT

   On March 14, 1996, FFI entered into a new credit facility with two banks to replace the existing credit facility. The new credit facility provides for borrowings on a revolving basis of up to $30,000,000 (which is increased to $40,000,000 from July 1 to December 31 as an over line for the holiday season). Borrowings are limited to eligible accounts receivable and inventories. Borrowings are also collateralized by FFI's shares of common stock in its subsidiaries and in Fine Fragrances and all other assets other than the Suave Facility, including accounts receivable and inventories. The credit facility contains several covenants, the more significant of which are that FFI maintain a minimum level of equity and meet certain debt-to-equity, interest coverage and liquidity ratios. The credit facility also includes a prohibition on the payment of dividends and other distributions to shareholders and restrictions on the incurrence of additional indebtedness. The new credit facility also includes the term loan issued in connection with the Geoffrey Beene acquisition in March 1995 and the $10,000,000 aggregate principal amount of the Halston Term Loan 1 and Halston Term Loan 2 issued in connection

                   FRENCH FRAGRANCES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 3. INVESTMENT IN UNCONSOLIDATED AFFILIATE

with the Halston Acquisition. In connection with the Halston Acquisition, FFI also issued to one of the banks in the credit facility the Bridge Loan in the principal amount of $6,000,000. See Note 2. In connection with the new credit facility, FFI issued to the banks warrants to purchase 75,000 shares of Common Stock exercisable at $5.50 per share, provided that warrants for 25,000 shares of Common Stock are exercisable only after March 14, 1997, and only to the extent FFI has not completed an equity offering of its securities in which FFI has obtained at least $5,000,000 of net proceeds.

NOTE 5. RELATED PARTY TRANSACTIONS

   FFI has various monitoring agreements with affiliates of FFI pursuant to which such affiliates provide financial advisory services to FFI. In consideration of the services provided, such affiliates receive annual fees totaling $275,000 which are payable in quarterly installments. In connection with the Halston Acquisition, FFI agreed to pay one of its affiliates a one-time management services fee for management and financial advisory services performed in connection with such acquisition.

   In the normal course of business or from time-to-time, FFI and its affiliates, Fine Fragrances and National Trading, have entered into transactions which are reflected on the balance sheet as Due to Affiliates, net. During the three months ended April 30, 1996, such transactions are summarized as follows:

                                                                      DUE TO           DUE TO
                                  ADVANCES     FINE FRAGRANCES        (FROM)           (FROM)           TOTAL DUE
                                 FROM FINE     MANAGEMENT FEES         FINE           NATIONAL          TO (FROM)
                                 FRAGRANCES       AND OTHER      FRAGRANCES, NET    TRADING, NET     AFFILIATES, NET
                               -------------  ----------------   ----------------  ---------------  ----------------
Balance at January 31, 1996      $1,863,160      $(1,151,436)       $ 711,724        $1,557,095        $2,268,819
Advances, net ...............       495,000                           495,000          (163,184)          331,816
Management fee (8.0%) .......                       (119,318)        (119,318)                           (119,318)
Interest (10%) ..............        75,906                            75,906                              75,906
Repayments ..................      (245,497)                         (245,497)                           (245,497)
                               -------------  ----------------   ----------------  ---------------  ----------------
Balance at April 30, 1996  ..    $2,188,569      $(1,270,754)       $ 917,815        $ 1,393,911       $ 2,311,726
                               =============  ================   ================  ===============  ================

NOTE 6. INCOME TAXES

   The provision for income taxes for the three month period ended April 30, 1996 ws calculated based upon the estimated tax rate of 39% for the full fiscal year ending January 31, 1997.

NOTE 7. STOCK OPTION PLANS

   During the three months ended April 30, 1996, the Company granted options for 20,000 shares exercisable at $5.25 per share under the 1981 Employee Stock Option and Stock Appreciation Plan. On May 2, 1996, the Company granted additional options for 45,000 shares at an exercise price of $6.50 per share under the same plan.

NOTE 8. SUBSEQUENT EVENTS

   On May 14, 1996, FFI completed the acquisition of certain assets of Fragrance Marketing Group, Inc. ("FMG"), including contract rights under certain license and exclusive distribution agreements in the United States for the Ombre Rose, Lapidus, Faconnable, Balenciaga, Bogart, Chevignon and Niki de Saint Phalle fragrance brands, inventory, accounts receivable and tangible assets. In addition, FFI assumed approximately $3.1 million of certain trade and other payables of FMG and discharged approximately $600,000 of accounts receivable from FMG. In addition to the payables and write-off of

                   FRENCH FRAGRANCES, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

NOTE 8. SUBSEQUENT EVENTS--(CONTINUED)

the receivable, the consideration for the assets included approximately $4.3 million in cash, $11.1 million aggregate principal amount of 8.5% Subordinated Debentures (the "8.5% Debentures") and $900,000 in Company inventory delivered to FMG. The Company also issued to FMG (for assignment to its shareholders and senior management) warrants for an aggregate of 1,075,000 shares of the Company's Common Stock, which will be exercisable at $7.50 per share from July 1997 to January 2002. The cash portion of the purchase price was financed from FFI's revolving credit facility. The 8.5% Debentures consist of: (i) a $4 million 8.5% Debenture which requires mandatory principal payments of $2 million in May 2000 and 2001 (such payments are subject to acceleration to May 1998 and 1999 if the Company raises a minimum of $10 million of net capital from a public offering of equity securities (the "Financing Condition"); provided that if the Financing Condition is satisfied after May 1998, payment of the entire balance will be due on the later to occur of May 1999, or 30 days after the Financing Condition is satisfied); (ii) a $7 million 8.5% Debenture which requires mandatory annual principal repayments of $2.33 million commencing May 2002, with the remaining balance due May 2004; and (iii) a $100,000 8.5% Debenture which requires mandatory annual principal repayments of $33,000 commencing May 2002, with the remaining balance due May 2004.

To the Board of Directors of
Halston Borghese International Limited:

   We have audited the accompanying statement of net assets sold of the Halston Fragrance brands of Halston Borghese International Limited as of December 31, 1995 and 1994, and the statement of net sales, cost of sales and direct operating expenses for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of Halston Borghese International Limited management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   The accompanying financial statements were prepared to present the net assets sold of the Halston Fragrance brands, pursuant to the purchase agreement described in Note 1, and the net sales, cost of sales and direct operating expenses of the Halston Fragrance brands and are not intended to be a complete presentation of the Halston Fragrance brands' financial position, results of operations and cash flows.

   In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets sold of the Halston Fragrance brands, pursuant to the purchase agreement referred to in Note 1, as of December 31, 1995 and 1994, and the net sales, cost of sales and direct operating expenses for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
May 3, 1996.

                       THE HALSTON FRAGRANCE BRANDS OF
                    HALSTON BORGHESE INTERNATIONAL LIMITED
                    STATEMENT OF NET ASSETS SOLD (NOTE 1)
                       AS OF DECEMBER 31, 1995 AND 1994
                            (DOLLARS IN THOUSANDS)

                                                 1995      1994
                                              --------- ---------
                   ASSETS:
Current assets:
  Inventory (Note 3) .......................    $3,370     $6,936
  Prepaid expenses and other current assets         97        412
                                              --------- ---------
    Total current assets ...................     3,467      7,348
Fixed assets:
  Tools, dies and molds ....................     2,911      2,683
  Less, accumulated depreciation ...........     2,087      1,574
                                              --------- ---------
                                                   824      1,109
                                              --------- ---------
    Total assets ...........................     4,291      8,457
                                              --------- ---------
                LIABILITIES:
Current liabilities:
  Accounts payable .........................       636      1,872
                                              --------- ---------
    Net assets sold ........................    $3,655     $6,585
                                              ========= =========

  The accompanying notes are an integral part of these financial statements.

                       THE HALSTON FRAGRANCE BRANDS OF
                    HALSTON BORGHESE INTERNATIONAL LIMITED
                  STATEMENT OF NET SALES, COST OF SALES AND
                      DIRECT OPERATING EXPENSES (NOTE 1)
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
                            (DOLLARS IN THOUSANDS)

                                                                            1995       1994
                                                                         ---------- ----------
Net sales .............................................................    $28,521     $33,978
Cost of sales .........................................................     12,838      15,767
                                                                         ---------- ----------
  Gross profit ........................................................     15,683      18,211
Direct operating expenses .............................................      9,914      11,806
                                                                         ---------- ----------
  Excess of net sales over cost of sales and direct operating expenses     $ 5,769     $ 6,405
                                                                         ========== ==========

  The accompanying notes are an integral part of these financial statements.

                       THE HALSTON FRAGRANCE BRANDS OF
                    HALSTON BORGHESE INTERNATIONAL LIMITED
                        NOTES TO FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)

1. BACKGROUND AND BASIS OF PRESENTATION:

   The accompanying financial statements have been prepared for the purpose of presenting the net assets sold of the Halston Fragrance brands of Halston Borghese International Limited and its Subsidiaries ("HBIL"), pursuant to the Asset Purchase Agreement (the "Agreement") dated as of February 1, 1996, between HBIL and French Fragrances, Inc. (the "Buyer") and its net sales, cost of sales and direct operating expenses for each of the two years in the period ended December 31, 1995. The transaction was consummated on March 20, 1996. Pursuant to the Agreement, HBIL sold to the Buyer all the assets used with respect to the Halston Fragrance brands, including all inventory, tools, dies and molds, prepaid assets, intangible rights and other assets directly related to the Halston Fragrance brands, in exchange for consideration totaling approximately $22.0 million. The Buyer assumed certain liabilities including trade payables related to the Halston Fragrance brands and promotional obligations which were committed to but incurred subsequent to March 20, 1996. The accompanying statement of net assets sold reflects the trade accounts payable directly related to the Halston Fragrance brands.

   The Halston Fragrance brands are sold and distributed principally in the United States. These products are also sold and distributed in Canada, Latin America, Europe and Hong Kong.

   Historically, financial statements have not been prepared for the Halston Fragrance brands. The accompanying financial statements are derived from the historical accounting records of HBIL and present the net assets sold of the Halston Fragrance brands, in accordance with the Agreement, as of December 31, 1995 and 1994, and the statement of net sales, cost of sales and direct operating expenses for each of the years then ended, and are not intended to be a complete presentation of the Halston Fragrance brands' financial position, results of operations and cash flows. The historical operating results may not be indicative of the results after the acquisition by the Buyer.

   The statement of net sales, cost of sales and direct operating expenses includes all revenues and expenses directly attributable to the Halston Fragrance brands. Direct operating expenses consist principally of marketing, advertising and demonstrator expenses. The statement does not include selling, general and administrative, research and development, interest, income tax and amortization of intangible expenses.

   HBIL did not maintain the Halston Fragrance brands as a separate business unit and had never segregated indirect operating cost information relative to these brands. Accordingly, it is not practical to isolate indirect operating costs applicable to the Halston Fragrance brands.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

REVENUE RECOGNITION

   Sales are included in income when goods are shipped to the customer net of a provision for estimated returns.

INVENTORIES

   Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

FIXED ASSETS

   Fixed assets, consisting of tools, dies and molds, are recorded at cost and depreciated on a straight-line basis over a four-year estimated useful life. Depreciation expense was $513 and $1,097 for the years ended December 31, 1995 and 1994, respectively.

                       THE HALSTON FRAGRANCE BRANDS OF
                    HALSTON BORGHESE INTERNATIONAL LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                            (DOLLARS IN THOUSANDS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:(CONTINUED)

ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates relate to inventory obsolescence and depreciable lives. Actual results could differ from those estimates.

ADVERTISING AND PROMOTIONAL EXPENSES

   Advertising and promotional expenses are charged to income during the periods in which they are incurred. Total advertising and promotional expense was approximately $8,502 and $10,056 for the years ended December 31, 1995 and 1994, respectively.

3. INVENTORY:

   Inventory consists of the following at December 31,:

                                                   1995       1994
                                                ---------  ---------
Raw material, components and work in process      $1,102     $3,080
Finished goods ...............................     2,268      3,856
                                                ---------  ---------
                                                  $3,370     $6,936
                                                =========  =========

4. COMMITMENTS AND CONTINGENCIES:

   HBIL has various purchase commitments for materials, supplies and other items incidental to the ordinary course of business. In the aggregate, such commitments are not at prices in excess of current market price. In addition, HBIL has commitments, in the normal course of business, with various distributors relating to the Halston fragrance brands.

   Pursuant to the Agreement, the Buyer did not assume any product liability in connection with any service performed or product manufactured prior to March 20, 1996. In addition, the Buyer is obligated to purchase from HBIL any product returns which are of saleable quality and delivered to the Buyer by May 31, 1996.

5. CONCENTRATION OF NET SALES:

   Three customers accounted for 17%, 13% and 11% of net sales for the year ended December 31, 1995 and four customers accounted for 14%, 29%, 12% and 10% for the year ended December 31, 1994.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
 and Stockholders of
 Fragrance Marketing Group, Inc.

   We have audited the balance sheets of Fragrance Marketing Group, Inc. (a Florida corporation), as of December 31, 1995 and 1994 and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fragrance Marketing Group, Inc., as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company subsequent to December 31, 1995, sold a significant portion of its assets and operations and terminated its line of credit arrangement. In addition, at December 31, 1995 the Company has a deficit in stockholders' equity of approximately $500,000. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include adjustments that might be necessary should the Company be unable to continue in existence.

                                          SANSON, KLINE, JACOMINO & COMPANY

Miami, Florida
May 3, 1996 (except for Notes B,
  D and G for which the date is
  May 14, 1996)

                       FRAGRANCE MARKETING GROUP, INC.
                                BALANCE SHEETS
                                 DECEMBER 31,

                                                                               1995           1994
                                                                          -------------  --------------
                         ASSETS (Notes D and G)
CURRENT ASSETS
  Cash .................................................................    $   70,816     $    12,255
  Accounts receivable -trade, net of allowance for doubtful accounts
    and sales returns (Notes A-1, A-6) .................................     1,118,674       3,598,810
  Accounts receivable--affiliates (Note C) .............................        --           3,461,493
  Due from insurance claims ............................................       224,419         222,221
  Inventories (Notes A-2 and D) ........................................     7,788,318       8,317,328
  Prepaid expenses .....................................................        --               7,300
                                                                          ------------- --------------
    Total current assets ...............................................     9,202,227      15,619,407
EQUIPMENT--AT COST, less accumulated depreciation of $35,966 in 1995
  and $10,828 in 1994 (Note A-3 and E) .................................       160,495          44,208
OTHER ASSETS
  Deposits .............................................................         1,075          12,600
  Unamortized contract rights (Note A-4) ...............................       148,816         178,576
                                                                          ------------- --------------
                                                                               149,891         191,176
                                                                          ------------- --------------
                                                                            $9,512,613     $15,854,791
                                                                          =============  ==============
                               LIABILITIES
CURRENT LIABILITIES
  Note payable--bank (Note D) ..........................................    $5,135,933    $  7,375,957
  Current maturities of long-term debt (Note E) ........................        18,603          --
  Accounts payable and accrued liabilities .............................     4,779,971       7,286,699
                                                                          ------------- --------------
    Total current liabilities ..........................................     9,934,507      14,662,656
LONG-TERM DEBT, less current maturities (Note E) .......................        81,972          --
COMMITMENTS AND CONTINGENCIES (Notes A-6, F and G) .....................        --             --
STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock--authorized 25,000,000 shares, issued and outstanding
    100 shares of $.01 par value .......................................             1               1
  Retained earnings ....................................................       359,291       1,192,134
                                                                          ------------- --------------
                                                                               359,292       1,192,135
  Less accounts receivable-trade associated with affiliates (Note C)  ..      (863,158)         --
                                                                          ------------- --------------
                                                                              (503,866)      1,192,135
                                                                          ------------- --------------
                                                                            $9,512,613     $15,854,791
                                                                          ============= ==============

       The accompanying notes are an integral part of these statements.

                       FRAGRANCE MARKETING GROUP, INC.
                  STATEMENTS OF INCOME AND RETAINED EARNINGS
                       FOR THE YEAR ENDED DECEMBER 31,

                                              1995            1994
                                         -------------- --------------
NET SALES (Notes A-6 and C) ...........    $19,429,834     $13,245,821
COST OF SALES .........................     12,136,747       8,197,540
                                         -------------- --------------
    Gross profit ......................      7,293,087       5,048,281
OPERATING EXPENSES
  Warehouse and shipping ..............        446,119         159,936
  Selling .............................      1,637,919       1,179,300
  General and administration (Note C)        3,333,935       2,250,280
  Depreciation and amortization  ......         54,897          47,256
                                         -------------- --------------
    Total operating expenses ..........      5,472,870       3,636,772
                                         -------------- --------------
    Income from operations ............      1,820,217       1,411,509
                                         -------------- --------------
OTHER INCOME (EXPENSE)
  Interest expense ....................       (863,131)       (301,904)
  Commission income (Note C) ..........         69,740          --
                                         -------------- --------------
                                              (793,391)       (301,904)
                                         -------------- --------------
    NET INCOME (Note A-5) .............      1,026,826       1,109,605
Retained earnings at January 1,  ......      1,192,134          82,529
Distribution to stockholders ..........     (1,859,669)         --
                                         -------------- --------------
Retained earnings at December 31,  ....    $   359,291     $ 1,192,134
                                         ============== ==============

       The accompanying notes are an integral part of these statements.

                       FRAGRANCE MARKETING GROUP, INC.
                           STATEMENTS OF CASH FLOWS
                       FOR THE YEAR ENDED DECEMBER 31,

                                                                              1995            1994
                                                                         --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income ..........................................................    $  1,026,826    $  1,109,605
  Adjustments to reconcile net income to net cash provided by (used
    in) operating activities

        Depreciation ..................................................         25,138           8,567
    Provision for losses on accounts receivable .......................        129,865         152,574
    Contract rights amortization ......................................         29,760          38,688
    Change in assets and liabilities

            Increase in due from insurance claims .....................         (2,198)       (222,221)
      Decrease (increase) in accounts receivable-trade ................      1,487,113      (2,422,089)
      Decrease (increase) in inventories ..............................        529,010      (6,230,436)
      Decrease in prepaid expenses ....................................          7,300           1,150
      Decrease (increase) in deposits .................................         11,525         (12,000)
      (Decrease) increase in accounts payable and accrued liabilities       (2,506,728)      5,287,345
                                                                         -------------- --------------
        Net cash provided by (used in) operating activities  ..........        737,611      (2,288,817)
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of equipment ............................................        (29,137)        (13,571)
  (Increase) decrease in accounts receivable-affiliates  ..............      1,881,824      (3,233,253)
                                                                         -------------- --------------
        Net cash provided by (used in) investing activities  ..........      1,852,687      (3,246,824)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net short-term borrowings under line of credit ......................     (2,240,024)      5,537,030
  Principal payments of long-term debt ................................        (11,713)         --
  Distributions to stockholders .......................................       (280,000)         --
                                                                         -------------- --------------
        Net cash provided by (used in) financing activities  ..........     (2,531,737)      5,537,030
                                                                         -------------- --------------
        INCREASE IN CASH ..............................................         58,561           1,389
CASH AT JANUARY 1, ....................................................         12,255          10,866
                                                                         -------------- --------------
CASH AT DECEMBER 31, ..................................................    $     70,816    $     12,255
                                                                         ==============  ==============
CASH PAID DURING THE YEAR FOR:
  Interest ............................................................    $    863,131    $    301,904
                                                                         ==============  ==============
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  The Company acquired equipment under equipment installment loan obligations of $112,288 in 1995.

      The Company distributed non-cash assets (accounts receivable-affiliates) of $1,579,669 to its stockholders in 1995.


       The accompanying notes are an integral part of these statements.

                       FRAGRANCE MARKETING GROUP, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1995 AND 1994

NOTE A--GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The Company was incorporated in the State of Florida in May 1992. Its main activity consists of the exclusive representation and distribution of several fragrances and related products throughout the United States, Canada, Puerto Rico and the Caribbean. Since the fragrance business is seasonal, a significant portion of sales occur in the last two quarters of the calendar year.

   A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. ACCOUNTS RECEIVABLE

   A provision has been made and an allowance established for potential losses from receivables and estimated sales returns in the normal course of business. Since these allowances are based on estimates, there is no assurance that such allowances will be sufficient to cover unforeseen losses or returns. The activity for these allowance accounts are as follows:

                                       YEAR ENDED          YEAR ENDED
                                    DECEMBER 31, 1995   DECEMBER 31, 1994
                                   ------------------  ------------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
  Beginning balance .............      $     50,000        $      5,000
  Provision .....................          129,865             152,574
  Write-offs, net of recoveries            (79,865)           (107,574)
                                   ------------------  ------------------
  Ending balance ................      $   100,000         $     50,000
                                   ==================  ==================
ALLOWANCE FOR SALES RETURNS

  Beginning balance .............      $     35,856        $    --
  Provision .....................        2,583,652           1,132,397
  Actual returns ................       (2,557,270)         (1,096,541)
                                   ------------------  ------------------
  Ending balance ................      $     62,238        $     35,856
                                   ==================  ==================

2. INVENTORIES

   Inventories consist of fragrances and related products and are carried at the lower of cost or market, cost being determined on a moving average basis.

3. EQUIPMENT AND DEPRECIATION

   Equipment is stated at cost. Expenditures for major betterments and additions are recorded to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense. Depreciation is provided over the estimated useful lives of the assets using the straight-line method, as follows:

 CATEGORY                         YEARS
- ----------------------------   ----------
Furniture and fixtures  .....       7
Machinery and equipment  ....       5
Vehicles ....................       5

4. UNAMORTIZED CONTRACT RIGHTS

   In February 1993, the Company acquired certain contractual rights for the exclusive distributorship of a fragrance brand. The cost of these rights was $250,000 which is being amortized over the life of the contract which is seven (7) years.

                       FRAGRANCE MARKETING GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          DECEMBER 31, 1995 AND 1994

NOTE A--GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
        POLICIES--(CONTINUED)

5. INCOME TAXES

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual income taxes on their respective share of the Company's taxable income.

6. REVENUE RECOGNITION

   Sales are recognized upon shipment. Sales to one major customer represented 9% and 15% of the total sales for the year ended December 31, 1995 and 1994, respectively. Accounts receivable from this major customer represented 8.0% and 6% of the total accounts receivable trade at December 31, 1995 and 1994, respectively.

7. NEW ACCOUNTING PRONOUNCEMENTS

   NEW ACCOUNTING PRONOUNCEMENTS -In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121").

   SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles held and used by an entity, be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amounts of an asset may not be recoverable. SFAS No. 121 will apply to the Company for the year ended December 31, 1996. The Company has not assessed the impact of adopting this pronouncement.

NOTE B--GOING CONCERN

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The following conditions raise substantial doubt about the Company's ability to continue as a going concern:

   /bullet/ Sale of a significant portion of the Company's assets and operations, including contract rights under license and exclusive distribution agreements in the United States for certain prestige fragrance brands, subsequent to December 31, 1995 (see Note G).

   /bullet/ Termination of line of credit arrangement subsequent to December
            31, 1995 (see Note D).

   /bullet/ Deficit in stockholders' equity of approximately $500,000 at December 31, 1995 (see Note C).

   The financial statements do not include adjustments that might be necessary should the Company be unable to continue in existence.

NOTE C--RELATED PARTY TRANSACTIONS

   The Company is related to four corporations through common management and ownership. During the years ended December 31, 1995 and 1994, the Company had the following transactions with these affiliates:

                       FRAGRANCE MARKETING GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          DECEMBER 31, 1995 AND 1994

NOTE C--RELATED PARTY TRANSACTIONS--(CONTINUED)

                                                                    1995         1994
                                                                ----------- -----------
/bullet/ Purchases of merchandise ............................    $165,543        --
/bullet/ Sales ...............................................    $539,822     $162,562
/bullet/ Management fee expense, which includes the use of
         the
         warehouse facilities (the affiliate waived the
         management
         fee expense in 1995)                                     $   --       $402,292
/bullet/ Commissions income ..................................    $ 69,740        --

   During the year ended December 31, 1995, the Company distributed $1,579,699 in accounts receivable-affiliates to its stockholders.

   At December 31, 1995 approximately $863,000 of the Company's accounts receivable-trade have not been collected due to balances that the affiliates owe these trade customers. The Company has recorded the accounts receivable-trade associated with affiliates as a reduction of the stockholders' equity resulting in a deficit in stockholders' equity of approximately $500,000 at December 31, 1995.

NOTE D--NOTE PAYABLE-BANK

   The Company, jointly with an affiliate, has available a line of credit totaling $25,000,000. Borrowings under the line of credit are collateralized by substantially all the assets of the Company and personally guaranteed by the Company's stockholders. At December 31, 1995 and 1994, the agreement allowed borrowing up to 85% of the outstanding eligible accounts receivable and 60% of eligible inventory at an interest rate of 1.25% over the bank's prime rate. The unused line of credit at December 31, 1995 was $27,403.

   The note is subject to the provisions of the loan agreement. Covenants of this agreement provide, among other things, for requirements as to working capital levels and for the subordination of amounts due to affiliates and stockholders.

   On May 14, 1996, the Company and the affiliate reached an agreement with the bank terminating the $25,000,000 line of credit arrangement. As a result of the agreement, the bank agreed to release all UCC financing statements held by the bank against the Company in consideration of approximately $4.3 million in cash and $4 million in 8.5% subordinated debentures of French Fragrance, Inc. (See Note G).

NOTE E--LONG-TERM DEBT

   Long-term debt at December 31, 1995 consists of installment notes payable in monthly installments of $2,825, including interest ranging from 11.5% to 17.5% per year through November 2000. The maturities of long-term debt at December 31, 1995 are as follows:

                       FRAGRANCE MARKETING GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          DECEMBER 31, 1995 AND 1994

NOTE E--LONG-TERM DEB--(CONTINUED)


 YEAR        AMOUNT
- --------  -----------
1996 ...    $  18,603
1997 ...      21,963
1998 ...      25,939
1999 ...      30,645
2000 ...       3,425
          -----------
            $100,575
          ===========

NOTE F--COMMITMENTS AND CONTINGENCIES

   1. The Company is committed to a minimum annual royalty fee of $250,000 according to one of its distributorship agreements. These distribution rights were not included in the sale of assets described in Note G.

   2. The Company is engaged as a defendant in litigation involving an alleged breach of an exclusive distribution contract. The plaintiff has alleged damages in excess of $1,500,000. Management expects to obtain a favorable judgment in the litigation. However, the ultimate outcome of the litigation cannot presently be determined. Accordingly, no provision for any liability that may result upon adjudication has been made in the Company's financial statements.

   3. The Company is subject to other legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. These actions, when finally concluded and determined, will not, in the opinion of Management, have a material adverse effect upon the financial position of the Company.

NOTE G--SUBSEQUENT EVENT

   On May 14, 1996, the Company consummated the sale of certain assets with a cost of approximately $6.1 million to French Fragrances, Inc. ("FFI"). These assets included accounts receivable-trade, inventory, equipment and contract rights under certain license and exclusive distribution agreements in the United States for the Ombre Rose, Faconnable, Balenciaga, Lapidus, Bogart, Chevignon and Niki de Saint Phalle fragrance brands. The consideration for the assets sold consisted of the following:

   /bullet/ Assumption of approximately $3.1 million of the Company's accounts payable and accrued liabilities.

   /bullet/ Forgiveness of approximately $600,000 payable to FFI by an affiliate of the Company.

   /bullet/ Cash of approximately $4.3 million used by the Company in settlement of the line of credit outstanding balance and commitment (see Note D).

   /bullet/ FFI 8.5% secured subordinated debentures totaling $11.1 million, $4 million used by the Company in the settlement of the line of credit outstanding balance and commitment (see Note D) and $7 million used by the Company to settle outstanding bank debt of its affiliates.

   /bullet/ Warrants to purchase 1,075,000 shares of FFI common stock at $7.50 per share from July 1997 to January 2002.

   /bullet/ Inventory of FFI valued by FMG at approximately $1,000,000.

[PHOTOS OF COMPANY PRODUCTS]

THE COMPANY IS THE EXCLUSIVE UNITED STATES DISTRIBUTOR OF BALENCIAGA, CHEVIGNON, NINI DE SAINT PHALLE, OMBRE D'OR, SALVADOR DALI AND WITNESS FRAGRANCE PRODUCTS AND GALENIC ELANCYL SKIN CARE PRODUCTS AND HAS EXCLUSIVE WORLDWIDE RIGHTS TO HALSTON FRAGRANCE PRODUCTS.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                        --------------------------------

                                    TABLE OF CONTENTS


                                                 PAGE
                                              ---------
Prospectus Summary .........................       3
Risk Factors ...............................       7
Use of Proceeds ............................      11
Price Range of Common Stock ................      11
Dividend Policy ............................      11
Capitalization .............................      12
Pro Forma Financial Data ...................      13
Selected Historical Financial Data  ........      19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ...............................      21
Business ...................................      30
Management .................................      37
Principal and Selling Shareholders  ........      43
Certain Transactions .......................      47
Description of Capital Stock ...............      50
Shares Eligible for Future Sale ............      53
Underwriting ...............................      55
Legal Matters ..............................      56
Experts ....................................      56
Available Information ......................      56
Index to Financial Statements ..............     F-1

                                    [LOGO]

                               5,000,000 SHARES

                                 COMMON STOCK

                                ----------------
                                  PROSPECTUS
                                ----------------

                            RODMAN & RENSHAW, INC.

                             SANDERS MORRIS MUNDY

                                       , 1996

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The Company estimates that expenses in connection with the offering of the Common Stock described in this Registration Statement (other than underwriting discounts and commissions and the Representatives' non-accountable expense allowance) will be as follows:


Securities and Exchange Commission Registration
   Fee ............................................   $ 13,285
NASD filing fee ...................................      4,354
Nasdaq National Market fee ........................     17,500
Printing and engraving expenses ...................    125,000
Accounting fees and expenses ......................    250,000
Legal fees and expenses ...........................    125,000
Blue Sky qualification fees and expenses  .........     15,000
Transfer agent's fees and expenses ................      5,000
Miscellaneous .....................................     44,861
                                                     ----------
  Total ...........................................   $600,000
                                                     ==========



   The Company will bear all of the foregoing expenses.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The Company has authority under Section 607.0850 of the Florida Business Corporation Act (the "FBCA") to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Articles of Incorporation provide that, to the fullest extent permitted by applicable law, as amended from time to time, the Company will indemnify any person who was or is a director or officer of the Company, or serves or served in such capacity or with any other enterprise at the request of the Company, against all fines, liabilities, settlements, costs and expenses asserted against or incurred by such person in his capacity or arising out of his status as such officer or director. The Company may also indemnify employees or agents of the Company if the Company's Board so approves. This indemnification includes the right to advancement of expenses when allowed pursuant to applicable law.


   The provisions of the FBCA authorize a corporation to indemnify its officers and directors in connection with actions, suits and proceedings brought against them if the person acted in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal actions, had no reasonable cause to believe the person's conduct was unlawful. Unless pursuant to a determination by a court, the determination of whether a director, officer or employee has acted in accordance with the applicable standard of conduct must be made by (i) a majority vote of directors who were not parties to the proceeding or a committee consisting solely of two or more directors not parties to the proceedings, (ii) independent legal counsel selected by a majority vote of the directors who were not parties to the proceeding or committee of directors (or selected by the full board if a quorum or committee can not be obtained), or (iii) the affirmative vote of the majority of the corporation's shareholders who were not parties to the proceeding.

   The FBCA further provides that a corporation may make any other or further indemnity by resolution, bylaw, agreement, vote of shareholders disinterested directors or otherwise, except with respect to certain enumerated acts or omissions of such persons. Florida law prohibits indemnification or advancement of expenses if a judgment or other final adjudication establishes that the actions of a director, officer or employee constitute (i) a violation of criminal law, unless the person had reasonable cause to believe his conduct was not unlawful, (ii) a transaction from which such person derived an improper personal benefit, (iii) willful misconduct or conscious disregard for the best interests of the corporation in the case of a derivative action by a shareholder, or (iv) in the case of a director, a circumstance under which a director would be liable for improper distributions under Section 607.0834 of the FBCA. The FBCA does not affect a director's responsibilities under any other law, such as federal securities laws.


   At present, there is no pending litigation or other proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

   The Company maintains directors' and officers' liability insurance for its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   On February 15, 1995, the Company issued and sold to investors in the Bedford Fund II (the "Investors"), a private pool of capital established by Bedford Capital Corporation and consisting of approximately 40 Canadian investors and National Trading Manufacturing, Inc. ("National Trading"), a corporation controlled by Rafael Kravec, the President and Chief Executive Officer and largest individual shareholder of the Company, approximately $8,225,000 aggregate principal amount of 8% Debentures Series I Due 2005 (the "8% Series I Debentures") and 350,000 shares of Series B Convertible Preferred Stock ("Series B Convertible Preferred"). Each share of Series B Convertible Preferred is convertible upon the payment of a conversion price of $3.30 per share into 7.12 shares of Common Stock of the Company. For each $25.21 principal amount of funds provided by an investor, the Company issued the equivalent principal amount of 8% Series I Debentures and one share of Series B Convertible Preferred Stock. The amount purchased by National Trading corresponded to $159,193 principal amount of 8% Series I Debentures and 5,419 shares of Series B Convertible Preferred. The net proceeds of the offering were approximately $8,225,000. Neither the Company nor Bedford engaged in any form of general solicitation or general advertising. The Company obtained representations that each purchaser was an accredited investor as defined under the Securities Act, acquired the securities for investment purposes and not with a view to distribution, understood that their investment involved a high degree of risk and that such securities could only be resold pursuant to an effective registration statement or an available exemption from registration under the Securities Act, obtained all information as it deemed appropriate with respect to the Company and had opportunities to ask questions relating to the Company and the investment. The 8% Series I Debentures and the Series B Convertible Preferred certificates bear restrictive legends indicating that the securities may not be freely transferable. Based on the foregoing, the Company believes that the foregoing transactions were exempt from the registration provision of the Securities Act under Section 4(2) of the Securities Act, by reason of such transactions being by an issuer not involving a public offering, and Regulation D promulgated under the Securities Act.

   On March 20, 1996, the Company issued and sold to the Investors approximately $3,000,000 aggregate principal amount of 8% Debentures Series II Due 2005 (the "8% Series II Debentures") and 571,429 shares of Series C Convertible Preferred Stock ("Series C Convertible Preferred"). Each share of Series C Convertible Preferred is convertible upon the payment of a conversion price of $5.25 per share into one share of Common Stock of the Company. For each $6.56 principal amount of funds provided by an investor, the Company issued the equivalent principal amount of 8% Series II Debentures and one share of Series C Convertible Preferred. The amount purchased by National Trading corresponded to $57,978 principal amount of 8% Series II Debentures and 8,835 shares of Series C Convertible Preferred Stock. The net proceeds of the offering were approximately $3,000,000. Neither the Company nor Bedford engaged in any form of general solicitation or general advertising. The Company obtained representations that each purchaser was an accredited investor as defined under the Securities Act, acquired the securities for investment purposes and not with a view to distribution, understood that their investment involved a high degree of risk and that such securities could only be resold pursuant to an effective registration statement or an available exemption from registration under the Securities Act, obtained all information as it deemed appropriate with respect to the Company and had opportunities to ask questions relating to the Company and the investment. The 8% Series II

Debentures and the Series C Convertible Preferred certificates bear restrictive legends indicating that the securities may not be freely transferable. Based on the foregoing, the Company believes that the foregoing transactions were exempt from the registration provision of the Securities Act under Section 4(2) of the Securities Act, by reason of such transactions being by an issuer not involving a public offering, and Regulation D promulgated under the Securities Act.

   On May 14, 1996, the Company completed the acquisition (the "FMG Acquisition") of the principal assets of Fragrance Marketing Group, Inc. ("FMG"). The purchase price for the assets acquired in the FMG Acquisition included $11.1 million aggregate principal amount of 8.5% Junior Subordinated Debentures due 2004 (the "8.5% Debentures") and the assumption of $3.1 million of liabilities. The Company also issued to FMG (for assignment to its shareholders and senior management) and to five key employees of FMG warrants to purchase an aggregate of 1,235,000 shares of Common Stock, exercisable at $7.50 per share from July 1997 to January 2002. The Company obtained representations that the securities issued by the Company in the FMG Acquisition were acquired for investment purposes and not with a view to distribution and that such securities could only be resold pursuant to an effective registration statement or an available exemption from registration under the Securities Act The 8.5% Debentures and the warrants which were issued bear restrictive legends indicating that the securities may not be freely transferred. Based on the foregoing, the Company believes that the foregoing transactions were exempt from the registration provision of the Securities Act under Section 4(2) of the Securities Act, by reason of such transactions being by an issuer not involving a public offering, and Regulation D promulgated under the Securities Act.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a) Exhibits.


EXHIBIT
NUMBER                                                 DESCRIPTION
- -------                                                -----------
1.1           Form of Underwriting Agreement.

2.1           Agreement and Plan of Merger, dated as of May 19, 1995, by and between the Company and French Fragrances,
              Inc. (incorporated herein by reference to the exhibit filed as a part of the Company's Form 8-K dated
              November 30, 1995 (Commission File No. 1-6370)).

3.1           Amended and Restated Articles of Incorporation of the Company dated March 6, 1996 (incorporated herein by reference to Exhibit 3.1 filed as a part of the Company's Form 10-K for the fiscal year ended January
              31, 1996 (Commission File No. 1-6370)).

3.2           By-Laws of the Company (incorporated herein by reference to Exhibit 3.2 filed as a part of the Company's
              Form 10-K for the fiscal year ended January 31, 1996 (Commission File No. 1-6370)).

4.1           Form of Common Stock Certificate of the Company.*

4.2           Indenture, dated as of January 19, 1972, between the Company and The First National Bank of Miami (incorporated herein by reference to the exhibit filed as a part of the Company's Registration Statement (Registration
              No. 2-42643)).

4.3           Form of Representatives' Warrant.

4.4(a)        Credit Agreement, dated as of March 14, 1996, among the Company, Fleet National Bank and Bank of America
              Illinois (incorporated herein by reference to the exhibit filed as a part of the Company's Form 8-K dated
              March 20, 1996 (Commission File No. 1-6370)).

4.4(b)        First Amendment, dated as of May 10, 1996, to Credit Agreement dated as of March 14, 1996, among the
              Company, Fleet National Bank and Bank of America Illinois (incorporated herein by reference to Exhibit
              4.1 filed as a part of the Company's Form 8-K dated May 14, 1996 (Commission File No. 1-6370)).

                                II-3

EXHIBIT
NUMBER                                                 DESCRIPTION
- -------                                                -----------
 4.4(c)       Letter Agreement, dated May 29, 1996, regarding the Credit Agreement dated as of March 14, 1996, as amended, among the Company, Fleet National Bank and Bank of America Illinois.

 4.5          Form of 8% Secured Subordinated Debenture Due 2005 Series I (incorporated herein by reference to Exhibit
              4.3 filed as a part of the Company's Form 10-K for the fiscal year ended January 31, 1996 (Commission
              File No. 1-6370)).

 4.6          Warrant dated as of March 14, 1996 issued to Fleet for 52,500 shares of Common Stock (incorporated herein by reference to the exhibit filed as a part of the Company's Form 8-K dated March 20, 1996 (Commission
              File No. 1-6370)).

 4.7          Warrant dated as of March 14, 1996 issued to Bank of America Illinois for 22,500 shares of Common Stock
              (incorporated herein by reference to the exhibit filed as a part of the Company's Form 8-K dated March
              20, 1996 (Commission File No. 1-6370)).

 5.1          Opinion of Steel Hector & Davis LLP.*

10.1          Registration Rights Agreement dated as of November 30, 1995, among the Company, Bedford, Fred Berens,
              Rafael Kravec and Eugene Ramos (incorporated herein by reference to the exhibit filed as a part of the
              Company's Form 10-K for the fiscal year ended September 30, 1995 (Commission File No. 1-6370)).

10.2          Amendment dated as of March 20, 1996 to Registration Rights Agreement dated as of November 30, 1995, among the Company, Bedford, Fred Berens, Rafael Kravec and Eugene Ramos (incorporated herein by reference to Exhibit 10.2 filed as a part of the Company's Form 10-K for the year ended January 31, 1996) (Commission
              File No. 1-6370)).

10.3          Shareholders Agreement, dated July 2, 1992, between Bedford, FFI and Rafael Kravec, as amended on December
              2, 1992, February 14, 1995 and November 30, 1995 (incorporated herein by reference to the exhibit filed as a part of the Company's Form 8-K dated November 30, 1995 (Commission File No. 1-6370)).

10.4          Amendment dated as of April 16, 1996 to Shareholders Agreement, dated July 2, 1992, between Bedford, the Company and Rafael Kravec (incorporated herein by reference to Exhibit 10.4 filed as a part of the
              Company's Form 10-K for the fiscal year ended January 31, 1996 (Commission File No. 1-6370)).

10.5          Employment Agreement dated as of July 2, 1992, between FFI and Rafael Kravec, as amended on July 2, 1995
              (incorporated herein by reference to the exhibit filed as a part of the Company's Form 10-K for the fiscal year ended September 30, 1995 (Commission File No. 1-6370)).

10.6          Nonemployee Director Stock Option Plan (incorporated herein by reference to the exhibit filed as a part of the Company's Form 10-K for the fiscal year ended September 30, 1995 (Commission File No. 1-6370)).

10.7          1995 Stock Option Plan (incorporated herein by reference to the exhibit filed as a part of the Company's
              Form 10-K for the fiscal year ended September 30, 1995 (Commission File No. 1-6370)).

10.8          1981 Employee Stock Option and Stock Appreciation Rights Plan, as amended (incorporated herein by reference to the exhibit filed as a part of the Company's Registration Statement (Registration No. 2-79252)).

10.9          1993 Stock Option Plan (incorporated herein by reference to Exhibit 10.9 filed as a part of the Company's
              Form 10-K for the fiscal year ended January 31, 1996 (Commission File No. 1-6370)).

                                II-4

EXHIBIT
NUMBER                                                 DESCRIPTION
- -------                                                -----------
10.10         Monitoring Agreement dated as of July 2, 1992, between FFI and Bedford, as amended as of February 14,
              1995 (incorporated herein by reference to the exhibit filed as a part of the Company's Form 10-K for the fiscal year ended September 30, 1995 (Commission File No. 1-6370)).

10.11         Monitoring Agreement dated as of February 14, 1995, between FFI and Bedford (incorporated herein by reference to the exhibit filed as a part of the Company's Form 10-K for the fiscal year ended September 30, 1995
              (Commission File No. 1-6370)).

10.12         Monitoring Agreement dated as of July 2, 1992, between FFI and Nevcorp, as amended as of February 14,
              1995 (incorporated herein by reference to the exhibit filed as a part of the Company's Form 10-K for the fiscal year ended September 30, 1995 (Commission File No. 1-6370)).

10.13         Monitoring Agreement dated as of July 2, 1992, between FFI and ESB, as amended as of February 14, 1995
              (incorporated herein by reference to the exhibit filed as a part of the Company's Form 10-K for the fiscal year ended September 30, 1995 (Commission File No. 1-6370)).

10.14         Monitoring Agreement dated as of February 14, 1995, between FFI and Nevcorp (incorporated herein by reference to the exhibit filed as a part of the Company's Form 10-K for the fiscal year ended September 30, 1995
              (Commission File No. 1-6370)).

10.15         Monitoring Agreement dated as of February 14, 1995, between FFI and ESB (incorporated herein by reference to the exhibit filed as a part of the Company's Form 10-K for the fiscal year ended September 30, 1995
              (Commission File No. 1-6370)).

10.16         Lease Agreement, dated as of July 2, 1992, between FFI and National Trading (incorporated herein by reference to the exhibit filed as a part of the Company's Form 10-K for the fiscal year ended September 30, 1995
              (Commission File No. 1-6370)).

10.17         Option Agreement, dated July 2, 1992, between FFI and National Trading and Memorandum of Lease and Option
              Agreement related thereto (incorporated herein by reference to the exhibit filed as a part of the Company's
              Form 10-K for the fiscal year ended September 30, 1995 (Commission File No. 1-6370)).

10.18         Amended and Restated Exclusive Trademark License Agreement, dated February 29, 1980, between Geoffrey
              Beene, Inc. (formerly Geoffrey Beene Interim Corp.), a New York corporation, and Epocha Distributors,
              Inc. (now known as Sanofi), as amended July 29, 1992 and February 13, 1995 (incorporated herein by reference to the exhibit filed as a part of the Company's Form 10-K for the fiscal year ended September 30, 1995
              (Commission File No. 1-6370)).

10.19         Asset Purchase Agreement dated as of February 13, 1995, by and between Sanofi Beaute, Inc. and Bedford
              Capital Financial Corporation, as assigned to and assumed by the Company (incorporated herein by reference to Exhibit 10.19 filed as part of the Company's Form 10-K for the fiscal year ended January 31, 1996
              (Commission File No. 1-6370)).

10.20         Asset Purchase Agreement dated as of February 1, 1996, by and between the Company and Halston-Borghese
              (incorporated herein by reference to the exhibit filed as a part of the Company's Form 8-K dated March
              20, 1996 (Commission File No. 1-6370)).

10.21(a)      Asset Purchase Agreement dated as of April 17, 1996, by and between the Company and Fragrance Marketing
              Group, Inc. and Rene Garcia and Jose Miguel Norona, including the forms of Debentures and Seller's Warrant related thereto.*

10.21(b)      Amendment to Asset Purchase Agreement dated as of May 14, 1996, by and between the Company and Fragrance
              Marketing Group, Inc. and Rene Garcia and Jose Miguel Norona (incorporated herein by reference to Exhibit
              2.2 filed as a part of the Company's Form 8-K dated May 14, 1996 (Commission File No. 1-6370)).

                                II-5

EXHIBIT
NUMBER                                                 DESCRIPTION
- -------                                                -----------
10.22         Amendment to Employment Agreement dated as of May 2, 1996, between the Company and Rafael Kravec.*

10.23         Form of 7.5% Subordinated Convertible Debenture Due 2006 to be issued by the Company in connection with the Exchange Offer.

11.1          Computation of Earnings per Common Share Equivalent.

16.1          Letter from Arthur Andersen LLP regarding Change in Certifying Accountant (incorporated herein by reference to the exhibit filed as a part of the Company's Form 8-K dated February 22, 1996 (Commission File No.
              1-6370)).

21.1          Subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 filed as a part of the
              Company's Form 10-K for the fiscal year ended January 31, 1996 (Commission File No. 1-6370)).

23.1          Consent of Deloitte & Touche LLP.

23.2          Consent of Coopers & Lybrand L.L.P.

23.3          Consent of Sanson, Kline, Jacomino & Company

23.4          Consent of Steel Hector & Davis LLP (contained in the opinion filed as Exhibit 5.1).*

24.1          Power of Attorney (included on the signature page of the Registration Statement).*

99.1          Agreement Among Bedford Interests, dated February 14, 1995 (incorporated herein by reference to the exhibit filed as a part of the Company's Form 8-K dated November 30, 1995 (Commission File No. 1-6370)).

99.2          Amendment dated as of February 23, 1996 to Agreement Among Bedford Interests, dated February 14, 1995
              (incorporated herein by reference to Exhibit 99.2 filed as a part of the Company's Form 10-K for the fiscal year ended January 31, 1996 (Commission File No. 1-6370)).

99.3          Second Shareholders Agreement, dated July 2, 1992, among Bedford and certain members of the Bedford Group, as amended (incorporated herein by reference to the exhibit filed as a part of the Company's Form 8-K dated November 30, 1995 (Commission File No. 1-6370)).

- -----------
*   Previously filed as part of this Registration Statement.


   The foregoing list omits instruments defining the rights of holders of long term debt of the Company where the total amount of securities authorized thereunder does not exceed 10% of the total assets of the Company. The Company hereby agrees to furnish a copy of each such instrument or agreement to the Commission upon request.

   (b) Financial Statement Schedules.

   All schedules for which provision is made in the applicable accounting regulations of the Commission are either not required under the related instructions, are not applicable (and therefore have been omitted), or the required disclosures are contained in the financial statements included herein.

ITEM 17. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, Florida on June 6, 1996.


                                        FRENCH FRAGRANCES, INC.


                                        By: /s/ WILLIAM J. MUELLER
                                            ------------------------------------
                                            William J. Mueller
                                            Vice President--Operations
                                            and Chief Financial Officer


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


          SIGNATURE                             TITLE                         DATE
          ---------                             -----                         ----
              *               President and Chief Executive Officer     June 6, 1996
- ----------------------------    (Principal Executive Officer and
Rafael Kravec                   Director)


/s/ WILLIAM J. MUELLER        Vice President--Operations and             June 6, 1996
- ----------------------------    Chief Financial Officer (Principal
William J. Mueller              Financial and Accounting Officer)

              *               Chairman of the Board                     June 6, 1996
- ----------------------------
J.W. Nevil Thomas

              *               Vice Chairman of the Board                June 6, 1996
- ----------------------------
E. Scott Beattie

              *               Director                                  June 6, 1996
- ----------------------------
Fred Berens

              *               Director                                  June 6, 1996
- ----------------------------
George Dooley

              *               Director                                  June 6, 1996
- ----------------------------
Richard C.W. Mauran

* /s/ WILLIAM J. MUELLER
  ---------------------------
 William J. Mueller
 Attorney-in-Fact